EXHIBIT 99.1

BCE INC.

2004 ANNUAL REPORT

Every day Bell is becoming an organization that is more
and more focused on our customers and their needs.
Over the past two years, we have articulated an explicit
vision of what we must do to transform Bell into a new
model communications company.
     We will be: Clear; we have a clear strategy and are clear
on the challenges ahead. Most importantly we are clear on what we need to do to meet those challenges. Simple; in the services we offer, in how we relate to our customers and in our internal processes. First; we will be the first choice of our customers to provide technology that they can count on. True; to our
core values and legacy of service. Profitable; in our business.
Proud; of our 125-year history and our role as a responsible corporate citizen.

Letters to Shareholders

Dear Fellow Shareholders,

Bell Canada was founded 125 years ago and for the past three of those years I have had the honour of serving as its Chairman. In that time, I have witnessed a company reaffirming its legacy. Bell  “wired” Canada in the last century. Today, Bell is the company that is leading Canada into a new century of broadband connectivity.
     Your Board of Directors fully recognizes that because of the Internet, the telecommunications industry is in dramatic transition and Bell must undergo a major transformation in order to ensure its future growth. Your Board also recognizes the financial strength of BCE. It is now clear that the asset base of the company will be renewed and transformed well within its operating cash flow. Our confidence in the continuing financial strength and in the future of BCE led us to declare a 10% increase in the annual dividend, to $1.32 per share, the first increase in 10 years.
      On behalf of the Board, I want to publicly endorse and support the management of BCE for its visionary and determined leadership.
     Bell is now nearing the end of the beginning of that transformation, having positioned itself with 27 million customer connections in 2004 and one of the highest measures of customer loyalty in North America.

     To be at the end of the beginning implies that we are also at the beginning of something entirely new. That something, of course, is a new kind of telecommunications company, built on the platform of Internet Protocol (IP). For consumers and businesses, this will mean access to the full capabilities of Bell—wireline, wireless, Internet, and video—from a single source. As ever-more sophisticated technology arrives and data transfer speeds accelerate, the choices for consumers will increase. To package, organize and deliver these choices in ways consumers can use and to do so while maintaining Bell’s historically superior level of service and reliability and at materially lower cost  will be the real challenge of this telecommunications transformation.
      To lower costs, Bell Canada launched the Galileo initiative, which introduced company-wide operational changes and started to streamline all key processes in the company—a project that is expected to save in excess of a billion dollars by the end of 2006. On the revenue side, Bell is now improving customer experience and satisfaction through the bundling of its multiple services.
      Proof that our business model for BCE is working can be found in the current trend in business acquisitions among other North American telecommunications companies. In

2    Bell Canada Enterprises 2004 Annual Report

SBC’s proposed acquisition of AT&T, and in other U.S. transactions by other companies, involving wireless and satellite services, many are beginning to mirror and emulate Bell’s established model of comprehensive communications services.
     BCE is committed to the concept of competition because real competition is everywhere and in every instance in the best interests of the consumer. Competition challenges old ways of thinking and spurs innovation. But for competition to be real, it must take place on an even playing field with providers that offer similar services being treated by regulators in similar ways. Regulations that benefit one competitor over another hurt the evolution of this vital industry. Bell Canada has evolved with a proud tradition of using private money for public good. From this tradition, Bell provided Canadians with worldwide telecommunications leadership, the proven result of real, facilities-based competition.
     BCE is also committed to sound corporate governance and that commitment was recently recognized again by the independent ratings agency Governance Metrics International which rated 3,220 companies worldwide in 2004. BCE was one of only 34 companies globally and one of only three in Canada awarded a perfect score of 10. Consistent with these high governance standards, Tom Kierans, a distinguished

Canadian business leader, has graciously declined to stand for re-election to the Board in order to eliminate any meaningful degree of interlocking directorships. On behalf of the Board, I want to recognize and thank him for his standards as well as his service.
     The newest member of the Board of Directors, Jim Pattison, brings his keen entrepreneurial spirit as well as his almost legendary business expertise to our Board. We all look forward to his involvement.
     Finally, in these changing times for the industry and while much about Bell Canada is changing, what will not change is our heritage of dedicated customer service, unmatched reliability and steadfast commitment to keeping Canada a world leader in communications.

Richard J. Currie, O.C.
Chairman of the Board
BCE Inc.

be clear.

Dear Fellow Shareholders,

Early in February, I sat down for a thirty-minute meeting with a group of Bell Canada employees. Two and a half hours later, we adjourned. But I could have stayed all day.
     These were exceptional people—the kind who are leading the charge in building a new Bell.
     Drawn from across the company. From across divisions and locations. From across job titles and responsibilities. A wide cross-section of our nearly 40,000 people.
     To know a company, to really know a company, you have to know its people. So I seized the opportunity. And asked these front-line people to tell me how they thought we were doing.
     I didn’t need to ask twice. They told me about the very real challenges they have faced as we change Bell, as we tighten our focus on a strategy that will take us into the future. They told me about their hard work. How their teams are striving to meet the call for simplicity and service. How it isn’t easy to be on the front lines in a time of great change.
     But they also told me how proud they are to work at Bell. To represent Bell in their communities. They spoke of the pride they feel as we embrace the technological promise of Internet Protocol, IP television and next-generation wireless. They talked about the competition, and how we are ready to fight. To win.

     I wanted to know what the mood of the company was. To know where our people stand. How they think we are doing.
      The short answer they gave me: it’s tough, but we are on the right track.
     2004 was a watershed year in the 125-year history of Bell Canada. A challenging year, a year in which many of our achievements were internal, not external. And while we were generally satisfied with our performance, we recognize how much we have left to accomplish.
     For example, we added one million new subscribers for our products and services last year—but we need to add more, and we will. We negotiated an important labour agreement with our Bell technicians, but we did experience the disruption of a work stoppage at Aliant. We reduced the number of product lines, offers and service codes. But this too is just one step in our ongoing effort to be simpler.
     Other achievements will have a lasting impact. In October, for instance, we took a bold step forward in our national strategy. The Vancouver Organizing Committee named Bell a Premier National Partner for the 2010 Olympic Winter Games. We strengthened that relationship when CTV earned the exclusive Canadian broadcast rights to the Games. This is an opportunity to showcase Bell’s technology, reliability

4    Bell Canada Enterprises 2004 Annual Report

and service on the highest-profile stage in the world. And it reinforces our position as the one truly national player in telecommunications.

In 2004 we got serious about getting simple.

For Bell, “Making it Simple” is much more than a tag line. It is our strategic direction, our rallying cry, and how we are building a new Bell Canada.
     To support simplicity, in 2004, we launched a company-wide program called Galileo—a coordinated effort to re-examine every facet of our business. The goal: make operations, products and procedures radically simpler, both internally and externally and as a result lower our cost base.
     Galileo is based on a simple equation:
            Simplicity = Service = Savings = Growth.
     This requires some explanation. First because it is fundamentally important. And second because it may not be intuitive how savings can co-exist with higher levels of service. Or how simplicity can pave the way for next-generation products.
     We will be able to deliver better, more sustainable levels of customer service as we make our internal operations simpler and our products easier to choose and use. Through simplicity,

we will cut unnecessary steps and redundant functions. We will reduce re-work. And generate significant savings. Galileo is expected to contribute an estimated $1 billion to $1.5 billion in cost savings by the end of 2006. Savings that will improve shareholder returns and buy us freedom to invest in and grow new areas of our business.
     But reducing our costs is only the start. Galileo focuses everyone at Bell on our strategy. It forces our disparate parts to move as one towards our common goals. Perhaps most importantly, it gives employees the opportunity to innovate—to change the way we do business.

Steady performance, increased confidence

With our financial performance in 2004, BCE has demonstrated that we can deliver steady progress even as we continue to build a more productive and more responsive business model. Total revenue for 2004 was $19.2 billion, a 2.4 per cent increase over 2003. Our EBITDA increased by 2.1 per cent to $7.6 billion. Among our most positive results was return on equity, which was 15.2 per cent. Earnings per share, excluding restructuring charges, were $2.02 , an increase of more than 6 per cent.

     The most significant restructuring charge taken in 2004 was $985 million associated with our Voluntary Employee Departure Program. We expect the voluntary departures—which reduced our workforce by approximately 10 per cent—to produce annual savings of approximately $390 million.
     We are successfully executing our plan to reshape Bell Canada. In 2004, we defined the path for the future and laid the foundations. In 2005, we will execute our strategy and deliver improved operating results. By 2006, the company will be focused on service innovation, steady growth and increasing returns to shareholders.
     Because of our progress, I recommended that the Board increase the common annual share dividend by 10 per cent, or 12 cents a share. The Board did so in December. The dividend increase is important for two reasons. First, it increases our yield and provides our shareholders with a greater return on their investment. Second and more importantly, it sends a strong signal to our shareholders, to our employees and to our customers that we are confident in our forward momentum; our plan has traction.

A clear strategic plan

Our confidence is based on the very real progress we made in 2004. While Galileo paves the way for better performance, we also developed a clear strategic framework for making the world’s first “new telecom.” Our plan rests on three strategic pillars. These foundations are not new. They are a clear expression of the strategy we set out two years ago. And against which we have already made significant progress. We will accelerate our progress over the next year as all of us at Bell drive the implementation of this plan.

1. Customer Experience
Providing our customers superior product and service experiences that build loyalty and save time and expense. For them and for us.
      Our job is to take the power of the most advanced technology and make it simple for our customers to use. So they can be better informed and entertained. So their businesses can be more productive and globally competitive. Our customers want our products and services to be easy to use, to work all the time. If there’s a problem they want us there to support them.
     Our response is an approach we call smart contact. This means we will help our customers adapt and use the latest technology without adding to the complexity of their lives. We will face them as one company. Provide them with the level of service that is at the core of our brand.
     Easy to say, harder to do. Like all organizations, sometimes we fall short. And sometimes, as with our recent migration to a new billing system for Bell Mobility, we do not execute as well as we should: we take a few steps back before moving forward. But we will move forward. Superior customer service will be the centrepiece of our competitive advantage in the marketplace. We will succeed.

2. Reliable Bandwidth
 Providing our customers with ever-more-capable broadband connectivity that they can count on.
      In last year’s letter, I wrote at length about the promise of Internet Protocol (IP) connectivity and how it would usher in a new world of communications. A year later, I can say: it has.
     Last year, we successfully moved 60 per cent of our core network traffic onto an IP platform. We also completed IP migration plans for our entire Enterprise customer group — our 1,000 largest customers. For our small business and consumer customers, we began our pioneering rollout of Fibre-to-the-Node (FTTN). This will eventually allow Bell to deliver all our services—voice, data, video —over a single high-speed broadband network eight times faster than today’s current DSL connections. A network that will reach almost 85 per cent of all households in the Québec City to Windsor corridor.
     Put simply, we are committed to the IP revolution and its potential. Let me be absolutely clear: IP is not about delivering cut-rate voice connectivity over a DSL line or cable connection. IP is about delivering the promise of true, high-speed bandwidth over a reliable network that our customers can trust.

6    Bell Canada Enterprises 2004 Annual Report

Across this network will flow voice, video, music, business data, interactive gaming, the Internet and anything else that can be put into digital form. This is an area where we must lead. And we will.

3. Next-Generation Services
Providing our customers with the information, entertainment, connection and productivity that are the true purpose of our network.
      The same new technology that represents such a promising future for Bell also hastens the decline of our legacy telephone business. Rather than resist this decline, we are embracing it.
     An example; in 2004, we introduced virtually unlimited long distance for $5 to promote our consumer product bundle. It was a signal that we are prepared to lever our existing legacy business to attract new customers and drive new value-added growth.
     Some observers think this approach is too aggressive. Some would like us to play defence. We disagree. We think being bold is the best defence.
     Our growth will come from new products delivered over our new IP network. In 2004, fully 40 per cent of our revenue was generated by such “growth services.” In just two years, we expect this to increase to 55 per cent.
     A case in point: our IPTV partnership with Microsoft announced last year. Building on our Sympatico-MSN relationship, we are now working with Microsoft to begin trials of television over existing copper-wire telephone connections—in 2005.
     These services, and many others like them, are the long-term growth story for the company. We are moving aggressively to bring new technologies and new services to market—in ways that our customers can use and will value. Technology is not an end in itself. It is a means to build a high-value relationship with each and every customer.

A cultural transformation

To reach these ambitious goals, we will draw fully on the great talents of all of our people. My meeting in February with employees was just one of many. In thousands of conversations I have had with people at Bell, one thing is clear: all of us want and expect to deliver what our customers need and want— great experiences, reliable bandwidth, next-generation services.
     We know that, too often, the very processes, procedures, and systems we have put in place in the past to run our business stand in the way. So now our challenge—perhaps the toughest and most important one we face—is to get out of the way of our people so they can do what they know they need to do. What they want to do.
     That means changing our culture—not just what we do, but how we do it. How we work, how we do business. Today, we are still too hierarchical. We tie up good ideas with red tape.

Where we are headed

But every day we are working to get in step with the future. We are doing what it takes to instill a culture of confidence: an environment that promotes accountability, personal initiative and merit. A place that cultivates the creativity and the leadership of our people.
     We have a clear long-term strategy. Our business results tell us it’s the right direction.
     But perhaps what matters most is what I heard from the employees I met with that February morning. In their words, in their stories, and in their dedication, I see the clearest path to building a company that inspires our people and that offers our shareholders a future of increasing returns.

Michael J. Sabia
President and Chief Executive Officer

Our Strategic Pillars

Customer Experience
We will face customers as 1 Company

We will face customers as one company, offering a single point of contact. One source for all of our customers’ communications— at home, at work, on the go. Bell will deliver the new freedom of digital technology free of frustrations. This is the Power of One.

2004 Customer Experience Milestones

  Retired more than 1,000 service codes

  431,000 customers on bundles

  30% reduction in SMB provisioning time

  Began to implement Galileo initiatives, aimed at simplifying processes, improving service and lowering costs

  Migrated key billing system

  48-hour installation for ExpressVu

  80% one call resolution in 310-BELL

  Improved in-store selling time by 30%

  Stopped selling some major non-IP network products

  Introduction of five dollar virtually unlimited long distance

Customer Experience in 2005

  We will launch redesigned Bell.ca site to increase on-line sales

  Serving customers more effectively should allow us to dispatch fewer trucks as we strive to eliminate re-work

  We will continue to aggressively market our traditional products and services using innovative marketing techniques

  Rollout of new simpler bill

  We will increase adoption of self-serve services and web-based interfaces by Enterprise customers

Reliable Bandwidth
Up to 26 mbps in 2006

In 2006, we will deliver up to 26 megabits per second data speed (about 8 times today’s DSL speeds) and, by 2008 we will be able to offer it to approximately 4.3 million households in the Québec City to Windsor corridor. With EVDO technology on the wireless side, we will deliver up to 2.4 megabits per second to mobile devices.

2004 Bandwidth Milestones

  Pioneering Fibre-to-the-Node rollout

  60% of core network traffic on IP

  DSL footprint reaches 83% of customers

  Completed IP migration plan for major Enterprise customers

  VDSL to MDU progress (335 buildings signed)

Reliable Bandwidth in 2005

  Enterprise expects to migrate 150 major customers to IP networks

  Begin EVDO deployment

  By end of 2005, deploy high density remotes to 2,500 neighbourhoods serving up to 1.1 million households

  We expect 10–15% subscriber growth for video services

Next Generation Services
More than 50% of Our Revenue

By 2006, more than 50% of our revenue is expected to come from next generation and new growth services. By the end of 2005, this will already be true in our business sectors. Our legacy businesses are slowing down. But customers are eager for new value delivered over the network. And we have laid the groundwork—bundling existing products, developing new communications products, and partnering to bring entirely new levels of value.

2004 Next Generation Services Milestones

  Launch of Sympatico-MSN.ca portal

  Introduction of MSN premium

  Launch of wireless phone-to-phone video messaging

  145,000 Enterprise Voice over IP lines

  60% of major Enterprise customers buy Value-Added Solutions

  Data is 50%+ of Bell’s wireless ARPU growth in 2004

  57% of Mobility customers regularly use data

  Launch of leading-edge wireless location-based services

Next Generation Services in 2005

  70% of our major customers in the Enterprise market will purchase Value-Added Solutions, increasingly viewing us as a supplier of ICT services

  In the SMB space, we will reinvent the way IT and telecom are integrated with the objective of increasing the number of SMB customers that view Bell as their technology advisor or “Virtual CIO”

  We will start trials of IPTV, delivering video over ordinary phone wires

  We will exploit our IP capability to achieve interoperability between wireline and wireless platforms

  Introduce Internet Telephony for consumers

8    Bell Canada Enterprises 2004 Annual Report

Financial and Operational Highlights
Financial Highlights	2004	2003	2002

Revenue (in millions) (1)	19,193	18,737	18,900
EBITDA (in millions) (2)	7,564	7,410	7,384
Operating income (in millions)	2,976	4,121	3,625
Net earnings applicable to common shares (in millions)	1,523	1,744	2,342
Net earnings per common share	1.65	1.90	2.66
Net debt (in millions)	12,705	13,315	15,158
Net debt to capitalization ratio	42.8%	44.0%	48.4%
Free cash flow (in millions) (2)	898	1,589	(783)
Cash from operating activities (in millions)	5,519	5,968	4,424
Capital expenditures (in millions)	3,364	3,167	3,709
Capital intensity	17.5%	16.9%	19.6%

Operational Highlights	2004	2003	2002

Customer connections (thousands)
Local telephone	12,905	13,051	13,154
Cellular and personal communications (PCS)	4,925	4,412	3,898
Paging	427	524	639
High-speed Internet access	1,808	1,458	1,100
Dial-up Internet access	743	869	957
Video	1,503	1,387	1,304
Digital equivalent access lines	4,335	3,867	3,683

	26,646	25,568	24,735

Net activations (thousands)
Cellular and personal communications (PCS)	513	514	452
High-speed Internet access	350	358	343
Video	116	83	235

(1) Our financial results in 2004 and 2003 exclude the financial results of the directories business, which we sold in November 2002. Our financial results before that date, include those of that business. In 2002, the directories business contributed $501 million of revenues and $311 million of EBITDA.

(2) The terms EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash ﬂow do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. Refer to pages 32 to 34 of this Annual Report for a description of these terms.

be simple.

be simple.	Galileo

At Bell, we believe that a complex solution solves nothing. We know our customers—individuals and businesses alike—are excited by the promise of new communications technology, but fear adding yet another level of complexity to their lives and business. Which is why we strive to offer products and services that are easy and intuitive to use, and customer interactions as straightforward and hassle-free as possible.
     With 27 million customer connections across four different services (voice, video, data and wireless), three different customer groups (consumer, enterprise and small-and-medium-business) and a service area stretching from the Atlantic to the Pacific to the Arctic Oceans, it’s not always simple to be simple. But delivering true simplicity—in our products and in our services—is central to our business.
     Here are three examples of how, by being simpler, Bell is transforming itself.

When Melanie Singh was given the task of designing a new way to deliver IP products, her first step was to throw out Bell’s standard operations manual. The result was the “IP Garage”—not just a tune up but a literal overhaul of how Bell goes about delivering services to its customers. As Bell Canada’s private think tank, the Garage focused the talents of the company’s top 25 IP specialists towards a single goal: to simplify the IP installation process.
     At the time of the Garage’s creation, Bell could provide a business customer with IP service no sooner than 38 days after the order was placed. Six weeks later, the Garage had produced a plan to cut IP-VPN (Virtual Private Network) service installation time by almost 80 per cent—to only eight days. Once tested, this breakthrough will allow Bell to deliver IP systems and products to our customers, offering fast, convenient access to a vast array of broadband services.
     However, the IP Garage is just one of many success stories to come from Galileo—a total re-evaluation of how we operate our business, on both a day-to-day and a long-term basis. With a single goal in mind—to simplify—Bell’s Galileo teams across the company have accomplished a tremendous amount, including eliminating 1,000 duplicate service codes, cutting the number of wireless consumer rate plans sold from
14 to 4, and reducing ExpressVu installation times from five days to only 48 hours. These operational improvements, among others, are expected to save Bell between $1 billion and $1.5 billion by the end of 2006, making us a stronger, simpler, and more flexible company.

12    Bell Canada Enterprises 2004 Annual Report

One Bell	A New Network

Last May, Bell Canada customer Lisa Bratina had a problem. Three problems, actually: her daughter had been pestering her for a cellphone for weeks, her son complained of slow Internet speeds when he got home from school, and her husband was always missing his favourite television programs. Lisa wanted to get these distractions behind her, but she also envisioned hours and hours of trying to order new services and sorting through confusing forms. She decided to call Bell first.
     During her conversation with Sunil Singh, a Bell customer service representative, she asked Sunil if he could give her the number to call about wireless service. Sunil responded that he could help her with all of her problems and explained the Bell bundle that included all of the services she wanted, plus a special $5 long distance plan that included 1,000 minutes of calling across all of North America.
     To be frank, we know that this sort of experience doesn’t happen to every single Bell customer. In fact, today it is not a common experience. But the point is, it must become common. We are working to make it happen. We are rolling out intensive training to equip all Bell service representatives with expertise in Bell’s four systems: wireline, wireless, Internet and video. This will allow all Bell representatives to help customers with all their communications needs from start to finish.

Everything over IP. One backbone, one network, across Canada. Sitting behind everything we do to offer customers smarter contact, reliable bandwidth and new services will be a new, IP-based network.
     Today, Bell operates on seven networks. Built over the course of 30 years, each of these networks was designed to provide a particular type of service—for example voice in our circuit switched network. Now we are on course to collapse them into three, interrelated networks that will all run on the IP platform. For Bell today, this means transforming our company to run in a simpler and more cost-effective way. It means everything to our operations, from fewer truck rolls and less re-work to one integrated service order and delivery process.
     For our customers the new network will mean faster and higher levels of service, fewer and more streamlined connections, fewer bills and more on-line billing features, all of this providing greater flexibility. It also will bring new choices and new services, from desktop video conferencing to seamless communication between virtually any device—computer, cellphone, Blackberry, video game console, television.

be first.

be first.	Way Better TV

Our goal is to be our customers’ first choice for the broadband future. Being first to us is more than bringing new technologies to the market, or establishing leading competitive positions in the markets we serve. At Bell, we use technology to develop and to deliver great products and services that have meaningful benefits to our customers, connecting, entertaining and informing them. Our goal is to package and integrate new technologies to help businesses be more productive and more competitive—locally or globally.

It’s harder than ever to be a couch potato. Thanks to the advent of new, interactive technology, watching television has never been less passive. A touch of a button allows viewers to pause and rewind live television, choose their own camera angles, play interactive games and preview one program while watching another.
     Our ExpressVu satellite television service brings all of these features to more than one-and-a-half-million Canadians today. In the last year, ExpressVu subscriptions increased by 8.4 per cent. We’re also bringing these capabilities to many large apartment buildings through our VDSL service, which offers consumers a competitive alternative to cable television.
     Through our recently announced partnership with Microsoft, we are testing a powerful new television distribution platform called IPTV (Internet Protocol TV). It is on-demand television—an integration of the navigation qualities of the Internet, your home computer and what we watch on TV. And we will bring the power of IPTV into the home through your current home telephone connection.
     What does this mean to the customer? These capabilities together give people a level of choice they’ve never had before. But it’s relevant choice. Choice over content. Choice over viewing times.

16    Bell Canada Enterprises 2004 Annual Report

Next Generation Wireless	Family Friendly Internet

We built a wireless network for voice. Today we are building a wireless network for voice, data, video, games and more.
     In 1994, no one predicted that eBay would be one of the “killer applications” of the World Wide Web. Today, the truth is no one knows for sure what the breakthrough applications for this new wireless network will be. But what we do know is that Bell will build the network on which the new applications will run.
     One real-world example of how our next generation wireless network works today is the Ontario Provincial Police force’s unique wireless application for their vehicles. Connected by Bell’s wireless network, frontline officers travel their beat in 300 police cruisers equipped to function as “mobile offices.” Using this new application, officers can access local and national databases to check for outstanding warrants, past driving records and other information before they pull a driver over. They also use the system to automatically enter information from newly-issued citations directly into the court system, cutting down on the risk of errors.
     This is just one example of how we are building a wireless network for something other than just voice. Once fully installed, this third generation wireless network will provide broadband speeds to your cellphone equal to the broadband Internet service you have at home today. This network will provide the capability for true wireless video and, subsequently, a new host of wireless applications.

Studies of our customers’ Internet usage have shown us that, as children enter school, Internet usage climbs significantly. It also spikes when children leave home to go away to university, because of the use of e-mail to keep in touch. It seems odd, then, that a service so vital to Canadian families should be so plagued with spam, computer viruses, spyware, and adware. In fact, one study concludes that over 90 per cent of computers are unwitting hosts to some type of computer virus.
     As the provider of Sympatico, Canada’s most popular Internet service, we took this problem seriously. We’ve responded by introducing the industry’s most advanced security solutions to our Sympatico subscribers. Leading-edge security features such as e-mail anti-spam, e-mail anti-virus, anti-spyware and parental control features. Such efforts keep more than 2.4 billion spam messages from reaching customer e-mail boxes each day. We’ve also led an extensive campaign by supporting organizations such as WebAware and Cybertip.ca to combat the online victimization of children and ensure safe use of the Internet.

be true.

be true.	Service in the Field

Service is the essence of Bell Canada. It is in our DNA. It is our single, unifying thread. It is why we are here.
     Service also separates us from others. We have a long history with the Canadian customer, from the first telephone to the most recent connection. Our relationship with them goes beyond dollars and cents, or even a dependable dial tone. We are committed to provide Canada with the best communications system and the most reliable service possible. This inspires and informs every aspect of our business, both behind the scenes and face-to-face with the customer.
     We are today and always will be true to this commitment. As we introduce new products and services, as we work to change our culture, as we simplify our operations, this will never change.

In Sainte-Thérèse, Québec, at the top of a telephone pole, Bell Canada technician François Laporte has been splicing icy wires for hours. With several hours to go before his job is finished, François is glad his helmet has a flashlight. François is exceptional. But at Bell, he is not unusual.
     François’ job is linked to those of hundreds of other behind-the-scenes Bell technicians and engineers. They share a goal: to create and maintain the best network possible and to move mountains to restore service on those rare occasions when it goes down. Because of their tireless efforts, people take the dial tone for granted. And that’s how it should be.
     We engineered reliability into our network. But first, we engineered that same reliability into our culture. If you stripped away Bell’s 125 years of accomplishments, a single core value remains, the same value at work behind every metre of wire laid: service. As we work to create an entirely IP-based network, Bell’s customers can look forward to a system whose simplicity and reliability improves their lives and carries on our heritage of reliable service.

20    Bell Canada Enterprises 2004 Annual Report

A Culture of Confidence	Moments of Truth

When Stéphane Gemme, a call centre manager for Bell in Montréal, saw a competitor launch a voice product on the city’s South Shore, he didn’t wait for an order from the top before he took action. Stéphane simply saw an opportunity to help his company. In fact, he felt a responsibility to do so.
     Calling an on-the-spot meeting with his call centre staff, Stéphane and his team—known at the call centre as “the Out Bounders”—developed a plan. They identified and approached existing Bell customers on the South Shore and offered them product bundles—Bell’s special service packages—to thank them for their long-term relationship with Bell, and to extend the relationship for an additional two years.
     The Out Bounders are special employees, but there are others at Bell. Every day, from all across the company, more and more people are taking action, making decisions and making a difference. We are building a culture of confidence at Bell, a culture present at the founding of our company and that has sustained us over the course of our history. Our employees draw strength from being part of that proud tradition and look for opportunities and then follow through. 40,000 minds, millions of ideas. Endless potential for Bell.

Every customer interaction is a moment of truth. Every call to customer service, every e-mail, every product installation, every time a bill arrives. Thousands of moments of truth for Bell, each and every day. If a customer has a negative experience with Bell, we fail those moments of truth—and we fail ourselves.
     We know that last year, in the eyes of many of our customers, we failed. The introduction of a new Bell Mobility billing system was a very difficult time for the company and it damaged very important relationships built up with our customers over the years.
     But we resolved not to let that be the lasting impression. So we are fixing our billing mistakes, correcting our errors; we’ve apologized to the customers affected. We know that rebuilding those relationships will take time and effort on our part; because that is how they were built the first time.
     We learn from our mistakes and move to take action so as not to repeat them. We realize that each and every customer interaction is a crucial moment for our company. Delivering reliable and responsive customer service. These are our moments of truth.

be profitable.

be profitable.	The Broadband Home

The first duty of any corporation is to provide an increasing rate of return to its shareholders. At Bell, we are making the decisions that will result in profitable growth.
     Our recent increase in the per-share dividend reflects our growing confidence that our strategy is working. This is in large part a result of the lower costs that will come from Galileo. By focusing on simplifying our operations, we intend to lower costs while providing higher levels of customer service. This will unleash our ability to generate profitable growth in all three customer segments.

Millions of Bell consumers are already living in the broadband future—they just don’t know it. Millions more will be soon. Any house with Bell DSL (Digital Subscriber Line) is connected to the IP network that makes the broadband future a reality. When we complete our Fibre-to-the-Node (FTTN) installation by the end of 2008, a high-speed broadband connection eight times faster than today’s DSL lines will come through the line into nearly every Bell customer’s house in the Québec City to Windsor corridor. And because of that broadband connection, Bell will be able to offer a wider and more varied selection of services to our customers.
     The Broadband Home will provide consumers with an endless variety of entertainment, education and information options across a variety of digital platforms, including television, home computers and the telephone. And we are making it easy for our customers to choose and use more Bell services. Our 2003 introduction of product bundles allows customers of two or more Bell services (long distance, wireless, video or Internet) to receive special pricing on these product packages, including our revolutionary long distance bundle that allows our customers nearly unlimited long distance calling anywhere in North America for only $5 a month. In 2004, we sold almost 370,000 multi-product bundles.

24    Bell Canada Enterprises 2004 Annual Report

Enterprise Moves to IP	Bringing IT Management to SMBs

Our 1,000 largest customers make up our Enterprise customer segment. These large organizations have unique telecommunications requirements, often extending into information technology and database management.
     Anticipating these needs, in 2004 Bell developed plans to move all of our major Enterprise customers to IP-based networks. Among notable clients making the move to IP-based networks was life insurance giant Manulife Financial, which signed a $140 million, seven-year agreement with us to move approximately 9,000 Manulife employees onto a comprehensive IP network, including Voice over IP. The conversion will deliver greater cost efficiencies and service levels to Manulife, while also outsourcing the management of its call centres, voice and data communications departments directly to Bell.
     These solutions are examples of the types of value-added services that Bell is bringing to the Enterprise market. Within that market, Bell has become a major source of integrated telecommunications and data services, including data security, call centre solutions, network management and outsourcing and data storage networks. We are increasingly focused on value-added solutions that offer services beyond pure connectivity. These new services highlight the advantages of our communications and technology integration capabilities, our IP network and our experience in managing Canada’s largest and most robust networks.

Everyone at the Ambassador Hotel in Kingston, Ontario has something to smile about. Thanks to a Bell Small-and-Medium-Business representative working with them to find the right wireless and wireline solutions. The hotel now features wireless technology allowing guests to browse the Internet at their leisure from the comfort of their room or from anywhere within the resort and allowing staff to offer curb-side check in.
     But the wireless technology doesn’t stop there. Hotel guests can now use the hotel key card as a debit card. At the vending machine. At the bar. At the pool. This means less time fumbling for cash, less time worrying about which credit card to use, and more time simply enjoying the trip.
     For the facilities manager, this means less maintenance for the vending machines and change machines. For the general manager, a smoother-running operation with less cash on the premises, lowering the risk of theft and vandalism. For the owners, reduced costs and enhanced productivity of their staff.
     This is just one example of how Bell is becoming the technology advisor or Virtual CIO to more than 450,000 Bell SMB customers, providing integrated communications and IT solutions that business customers can afford.

be proud.

be proud.	Olympic Partnership

The employees and shareholders of Bell Canada have many reasons to be proud. Proud of what we have accomplished together, proud of the important role that the company plays in Canada, proud of what the future holds. For 125 years, Bell has formed an important part of the fabric of this country.
     With our sense of pride comes a sense of determination to continue our tradition of success and accomplishment. The road ahead will not be an easy one, and our successes will not be handed to us; we will have to work for them. But there is no mistaking that we are on the right road. A road that will reaffirm and continue the important role we play for Canada.

We were honoured to be chosen by the Vancouver Organizing Committee to be the Premier National Partner for the 2010 Olympic and Paralympic Winter Games. These will be Canada’s games and we are excited about our opportunity to bring them to our country and bring Canada to the world. But of course, connecting Canadians to each other and to the rest of the world is what we’ve always done.
     Bell will provide the games with comprehensive communications services. In addition, our CTV subsidiary was recently awarded Canadian broadcast rights for the games. The Olympics will provide us with an opportunity to showcase Bell technology, reliability and service on the highest-profile stage in the world.
     In addition to Vancouver, Bell was awarded the Canadian Olympic Team sponsorship rights for the Torino 2006 Games, the Beijing 2008 Games and the 2012 Games.
     The Olympics will be a centrepiece of our marketing efforts for the next eight years—reinforcing our position as a truly national provider of communications services. The partnership underscores our commitment to strengthen the Bell brand in Western Canada and across the country.
     The Olympics are about excellence and achievement at the highest levels. They are about values: participation, fair play, international cooperation and being the best. These standards and values are important at Bell. Our relationship with the Games is a constant reminder to us of what it takes to succeed.

28    Bell Canada Enterprises 2004 Annual Report

Corporate Responsibility	125th Anniversary

For 125 years, we have demonstrated our dedication to responsible corporate citizenship. Of course, corporate citizenship starts with running a successful business. Producing the goods and services that customers need. Creating meaningful jobs for Canadians. Generating a return for our shareholders so we can keep investing. But our commitment to corporate responsibility goes beyond the economic impact of our operations. We are proud of our strong and internationally recognized governance principles and structure that guide our approach to business. We take seriously our duty to help safeguard the environment and have substantially reduced our environmental impact.
     The people of Bell have added to our heritage of service through their own actions. We see it every day, most recently in their response to the tragedy of the Asian tsunami. Within a month, Bell employees had helped raise a million dollars for the relief effort.
     We have recently embarked on a new approach to social investment, called “Connected to Communities.” Our goal is to write a new chapter in our corporate citizenship by searching for opportunities where the public need meets the expertise of Bell. We intend to build upon our existing corporate giving initiatives to focus on projects that encourage economic development and the strengthening of social foundations at the community level. The program will concentrate on initiatives that benefit children and youth, the generation who will lead us in the 21st century. BCE’s full report on corporate responsibility is available May 2, 2005 at www.bce.ca.

We are the company that pioneered telecommunications in Canada. There aren’t many businesses that can say they helped connect a nation, but Bell Canada is one of them. There also aren’t many businesses that last 25 years, let alone 125 years, but Bell is one of those as well.
     Across farms and fields, lakes, rivers and mountaintops, from city to village to town, stretching from the Atlantic Ocean to the Pacific, we provide Canadians with their preferred method of calling home on holidays, checking out the latest news online, watching the game on TV or just talking to a friend. At the same time, Canadian business and industry rely on our network and our expertise. They count on Bell  to be there—no matter what. It is a proud legacy and for 125 years it has been uniquely the Bell Canada story.
     Our role in Canada’s history provides a strong foundation as we face the challenges ahead. Those challenges are real, but so too are the rewards. As the dramatic communications revolution accelerates, society will reap countless benefits from a faster, better-connected world. We confidently look forward to that future.

be there. Providing connections Canada can count on. This has defined Bell Canada for the last 125 years. Despite changes in connectivity—wireline to wireless, cable to satellite, the advent of the Internet—our tireless desire to deliver those connections hasn’t changed. And as we turn to the years ahead, we will add to these connections. The power of new generations of services delivered simply and reliably. As this new century unfolds, we will continue to be there, for each and every one of our customers.

Report of Financials
Management Discussion & Analysis		Notes to Consolidated Financial Statements

About Forward-Looking Statements	32	Note 1	Significant Accounting Policies	86
Non-GAAP Financial Measures	32	Note 2	Segmented Information	93
About Our Business	34	Note 3	Business Acquisitions and Dispositions	95
The Year at a Glance	40	Note 4	Restructuring and Other Items	97
Selected Annual and Quarterly Information	44	Note 5	Other Income	99
Financial Results Analysis	48	Note 6	Impairment Charge	99
Financial and Capital Management	60	Note 7	Interest Expense	99
Risks that Could Affect Our Business	66	Note 8	Income Taxes	99
Our Accounting Policies	78	Note 9	Discontinued Operations	100
		Note 10	Earnings per Share	102
Consolidated Financial Statements		Note 11	Accounts Receivable	102
		Note 12	Other Current Assets	103
Management’s Report	82	Note 13	Capital Assets	103
Auditors’ Report	82	Note 14	Other Long-Term Assets	104
Consolidated Statements of Operations	83	Note 15	Indefinite-Life Intangible Assets	104
Consolidated Statements of Deficit	83	Note 16	Goodwill	104
Consolidated Balance Sheets	84	Note 17	Debt Due Within One Year	104
Consolidated Statements of Cash Flows	85	Note 18	Long-Term Debt	105
		Note 19	Other Long-Term Liabilities	106
		Note 20	Financial Instruments	106
		Note 21	Share Capital	108
		Note 22	Stock-Based Compensation Plans	109
		Note 23	Employee Benefit Plans	112
		Note 24	Commitments and Contingencies	115
		Note 25	Guarantees	117
		Note 26	Supplemental Disclosure for
			Statements of Cash Flows	118
		Note 27	Reconciliation of Canadian GAAP
			to United States GAAP	118
		Note 28	Subsequent Events	121

		Board of Directors and Executives		122
		Shareholder Information		124

31    Bell Canada Enterprises 2004 Annual Report

Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2004 (BCE  2004 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In this MD&A, we, us, our and BCE  mean BCE  Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the years ended December 31, 2004 and 2003.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     BCE’s  2004 annual report, including this MD&A, contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in BCE’s 2004 annual report, including this MD&A, describe our expectations at March 2, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks that Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA

The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The tables on the next page are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell  Canada.

32    Bell  Canada Enterprises 2004 Annual Report

EBITDA We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.	BCE	2004	2003

	EBITDA	7,564	7,410
	Amortization expense	(3,108)	(3,100)
	Net benefit plans cost	(256)	(175)
	Restructuring and other items	(1,224)	(14)

	Operating income	2,976	4,121

	BELL CANADA	2004	2003

	EBITDA	7,111	7,001
	Amortization expense	(2,962)	(2,970)
	Net benefit plans cost	(235)	(181)
	Restructuring and other items	(1,219)	(14)

	Operating income	2,695	3,836

Operating Income Before Restructuring and Other Items

The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	2004	2003

Operating income	2,976	4,121
Restructuring and other items	1,224	14

Operating income before restructuring and other items	4,200	4,135

Net Earnings Before Restructuring and Other Items and Net Gains on Investments

The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per common share.

		2004		2003

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	1,523	1.65	1,744	1.90
Restructuring and other items	772	0.83	3	–
Net gains on investments	(423)	(0.46)	2	–

Net earnings before restructuring and other items
and net gains on investments	1,872	2.02	1,749	1.90

33    Bell  Canada Enterprises 2004 Annual Report

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

Management’s Discussion and Analysis

Free Cash Flow

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

		2004	2003

	Cash from operating activities	5,519	5,968
	Capital expenditures	(3,364)	(3,167)
	Total dividends paid	(1,381)	(1,274)
	Other investing activities	124	62

	Free cash flow	898	1,589
	Restructuring and other items	194	–

	Free cash flow before restructuring and other items	1,092	1,589

About Our Business

BCE is Canada’s largest communications company. Our primary focus is Bell Canada, which is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers, and represents the largest component of our business. We report Bell Canada’s results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant and Other Bell Canada. All of our other activities are reported in the Other BCE segment. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for information about our segments. We also discuss our results by product line to give further insight into these results.
     The chart below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31,  2004. Some of these revenues vary slightly by season. For example, Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Revenues for the Other BCE segment tend to be highest in the fourth quarter and lowest in the third quarter because of seasonal patterns in advertising spending in the fall and summer respectively. Our operating income can also vary slightly by season. For example, Consumer segment operating income tends to be lower in the fourth quarter due to the higher acquisition costs related to higher subscriber gains in the holiday season.

Consumer Segment

The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility, Internet access under the Sympatico brand and video services through Bell ExpressVu.

Business Segment

The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise (Enterprise)

34    Bell  Canada Enterprises 2004 Annual Report

customers in Ontario and Québec, as well as business customers in Western Canada.
     In 2004, Bell Canada acquired several small specialized service companies, allowing us to quickly enhance our value-added services (VAS) product suite for both SMB and Enterprise customers.
     In the third quarter, we enhanced our competitive position in Western Canada by acquiring 100% ownership of Bell West Inc. (Bell West), our competitive local exchange carrier (CLEC) in Alberta and British Columbia, by completing the purchase of Manitoba Telecom Services Inc.’s (MTS) interest in Bell West.
     In the fourth quarter of 2004, we further enhanced our competitive position in Western Canada by completing the acquisition of the Canadian operations of 360networks Corporation (360networks) as well as certain U.S. network assets. This acquisition increases our customer base and gives us an extensive fibre network across major cities in Western Canada.

Aliant Segment

The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     At December 31, 2004, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.

Other Bell Canada Segment

The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
     Following the purchase of 360networks, Bell Canada sold 360networks’ retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). As part of the sale, Bell Canada will provide to Call-Net, for a share of the revenues, network facilities and other operations and support services.
     At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.

Other BCE Segment

The Other BCE segment includes the financial results of our media, satellite and information technology (IT) businesses as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper. BCE  Inc. owns 68.5% of Bell Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5%.
     Telesat is a pioneer in satellite communications and systems management and is an experienced consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     CGI is one of Canada’s largest IT services companies. It provides a full range of IT services and business solutions including outsourcing, systems development and integration and consulting. CGI is publicly traded. BCE Inc. owns 29% of CGI.

Bell Canada Products and Services

Bell Canada is our primary focus and the largest component of our business. It has six major lines of business:

  local and access services
  long distance services
  wireless services
  data services
  video services
  terminal sales and other.

Local and Access Services

Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12.9 million local telephone lines, or network access services (NAS), we provide for our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.

35    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

Rates for local telephone and value-added services in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC).
     The local telephone services market became more competitive in 2004 when several companies launched voice over Internet protocol (VoIP) services. In 2004, we launched our own VoIP service for Enterprise customers and are currently conducting trials of a version for residential customers. Several major cable companies recently entered, or announced their intention to enter, the local telephone services market in 2005 with VoIP offerings of their own.

Long Distance Services

We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2004, the long distance services market became more competitive with the emergence of non-traditional suppliers (i.e., prepaid card, dial-around and VoIP providers).

Wireless Services

We offer a full range of wireless communications services to business and residential customers, including cellular, personal communications services (PCS) and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voicemail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2004, we had more than 5.3 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility Inc. (Bell  Mobility), which provides these services in its home territory, as well as Alberta and British Columbia.
     Our wireless network provides voice services and data services at typical transmission speeds of approximately 120 Kbps. At the end of 2004, our wireless network covered:

  95% of the population in Ontario and Québec, which is equivalent to our analogue coverage in this region
  88% of the population in Atlantic Canada
  Calgary, Edmonton and Vancouver in Western Canada.

In December 2004, we announced we were in trials for Canada’s first Evolution, Data Optimized (EVDO) network, which will provide wireless broadband speeds up to six times faster than data speeds available today. We expect to deploy EVDO in major urban centres across Canada in 2005 and 2006.
     We also announced a joint venture with the Virgin Group to offer wireless services to the key youth market under the dynamic Virgin brand.

Data Services

High-speed Internet access service provided through digital subscriber line (DSL) technology for residential and SMB customers is a growth area for Bell Canada. At the end of 2004, we had over 1.8 million high-speed Internet customers.
     We expanded our DSL footprint in Ontario and Québec to 83% of homes and business lines passed at the end of 2004, compared to 80% at the end of 2003. This was partly due to the deployment of new high-speed remotes that began in April 2004. In Atlantic Canada, DSL was available to 72% of homes and 79% of businesses at the end of 2004, compared to 65% and 75%, respectively, at the end of 2003.
     During 2004, we upgraded our Sympatico DSL services by increasing our High Speed Edition to up to 3 Mbps from 1.5 Mbps and our Ultra service from 3 Mbps to up to 4 Mbps.

36    Bell  Canada Enterprises 2004 Annual Report

     We offer a full range of data services to business customers, including Internet access, Internet protocol (IP) based services, VAS and equipment sales. While we still offer legacy data services such as frame relay and asynchronous transfer mode (ATM), we began the process of discontinuing legacy data services by announcing in 2004 that we would not sell several of these services to customers who do not use them currently.

Video Services

We are Canada’s largest digital television provider, broadcasting nationally more than 400 video and CD-quality audio channels, including up to 25 high definition channels and unique interactive television services. At the end of 2004, we provided video services to more than 1.5 million customers. We currently distribute our video services to customers in one of two ways:

  direct-to-home (DTH) satellite: we have been offering DTH video services nationally since 1997. We use three satellites, Nimiq 1, Nimiq 2, and Nimiq 3. We added Nimiq 3 in 2004 to improve signal strength and reliability while increasing capacity.
  very high bit rate DSL (VDSL): in 2003, we began expanding our reach to the Toronto multiple-dwelling unit (MDU) market through the use of VDSL. The MDU market represents approximately 40% of all households in Toronto. In 2004, we increased our penetration of the Toronto MDU market and also began deploying VDSL in the MDU markets in Montréal and Ottawa.

In the future, we plan to provide an IPTV service (video over Internet protocol) terrestrially to urban households in the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single family units (SFUs). We plan to conduct trials of our IPTV service in 2005.
     Signal piracy is a major issue facing the Canadian broadcasting industry. In order to combat DTH signal piracy, in 2004 we began the deployment of a new conditional access system. All new customers are now supplied with the new system, and the replacement of old smart cards is expected to be completed in the second half of 2005. During the transition to the new system, we are continuing our electronic countermeasure program, which transmits electronic signals that disable set top boxes that use illegal cards to steal programming.

Terminal Sales and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment wireless handset and video set top box sales
  network installation for third parties
  IT services provided by Aliant.

Discontinued Operations

In the past two years, we have disposed of or approved formal plans for disposing of a number of our businesses. These include:

  Aliant’s emerging business segment. Its assets were sold in 2003.
  Aliant’s remote communications segment, which consisted mainly of Aliant’s investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.
  Emergis Inc.’s (Emergis) US Health operations, which were sold in March 2004
  Emergis, which was sold in May  2004.

All of these business dispositions were treated as discontinued operations.
     In treating business dispositions as discontinued operations, we restated the financial results of all previous years to exclude the results of these businesses. They are presented separately in the consolidated financial statements and are discussed separately in this MD&A.

Our Strategic Priorities

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. While IP-based communications is creating a new competitive landscape with reduced barriers to entry, it also unleashes new growth opportunities and the ability to achieve significant cost savings.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada with the overall objective of taking a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the

37    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

1. Deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada.

A year ago we announced a far-reaching, company-wide program called Galileo (Galileo) designed to simplify and enhance the customer experience. In the Consumer segment, Galileo aims to unify the customer experience across all product lines, and eliminate the costs of complexity associated with multiple systems and processes. In the Business segment, Galileo aims to deliver to customers a streamlined service offer based on IP, thereby eliminating the costs of multiple data networks and related processes.
     In 2004, we made significant progress on our Galileo initiatives in both our Consumer and Business segments.

In our Consumer segment:

  we gained 369,000 subscriptions to the Bell bundle (a combination of wireless, Internet and video services in one offer), bringing our total sales to 431,000 since it was launched in September of 2003. Over the year, 48% of new bundle activations, 49% of fourth quarter activations and 51% of December activations included the sale of at least one new service.
  the $5 Long Distance Bundle that we introduced in June 2004 was extremely successful, gaining approximately 229,000 customers by year end we completed a major overhaul of Bell ExpressVu’s service offerings to stimulate growth and invigorate the business. This included repackaging programs and simpler pricing.
  we completed the migration of all Bell Mobility postpaid customer accounts to a new billing platform that will enable us to consolidate all of a customer’s services onto a single bill we also made significant advancements in improving the customer experience in our corporate stores.

In our Business segment:

  we made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP MPLS) network by the end of 2006. At the end of 2004, 61% of the traffic on our core network was IP-based.
  we also began the process to discontinue several legacy data services by announcing in 2004 that we would not sell these services to customers who do not use them currently. This list of legacy services includes Frame Relay, ATM, Megastream, Bell Electronic Business Network, some business long distance services from the VNet portfolio (virtual corporate network services for large companies) and some packet services from the Datapac portfolio.

In 2005, we will continue to work on both of these areas.

In Consumer, we will continue to deliver on our strategy to win the broadband home. In particular, we:

  aim to significantly increase the number of customers on the Bell bundle will launch a redesigned Bell.ca site with the objective of increasing online sales will rollout a new, simpler bill for our customers.

In Business, we will:

  continue the process of discontinuing legacy data services by expanding the list of services that will no longer be sold to customers who do not currently use them and by beginning to stop selling these services to existing customers continue to actively encourage customers to adopt new IP-based services as well as to migrate from legacy services to new IP-based services increase the adoption of self-serve and web-based interfaces by Enterprise customers eliminate network elements and standardize core operating processes.

By the end of 2006, through our Galileo initiatives, we are targeting to remove between $1 billion and $1.5 billion in annual costs from our current cost structure.

2. Deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require.

Over the next four years, we plan to make a significant investment to expand the reach and amount of bandwidth available to customers. We are aiming to be able to deliver by 2008 up to 26 Mbps to 85% of urban households in the Québec City to Windsor corridor, or

38    Bell  Canada Enterprises 2004 Annual Report

approximately 4.3 million households. Four million of these households will be SFUs that will be served using a fibre-to-the-node (FTTN) architecture capable of delivering IPTV service. The remaining 300,000 households will be MDUs served using VDSL.
     In 2004, we began our FTTN rollout by deploying new high-density remotes in 376 neighbourhoods. Although not yet capable of providing video services, these remotes did enable the expansion of our high-speed Internet access footprint in Ontario and Québec to 83% of homes and business lines passed, compared to 80% at the end of 2003. We also made solid progress in the deployment of VDSL to MDUs. By the end of the year, we had signed access agreements with 335 buildings.
     In 2005, we plan to continue our FTTN rollout and conduct trials of our IPTV service. By year end, we expect to have deployed new high-density remotes to 2,500 neighbourhoods, representing a footprint of approximately 1.1 million households. We plan to also continue our VDSL expansion into the MDU markets of Toronto, Montréal and Ottawa.
     We were also the first in Canada to announce plans to deploy the third generation (3G) of wireless mobile communications. Through our investment in EVDO, we will offer wireless broadband speeds of up to 2.4 Mbps, six times faster than the speeds that exist today. We intend to deploy EVDO in major urban centres across Canada in 2005 and 2006.

3. Create the next-generation services to drive future growth.

We continue to leverage our network capabilities, customer base and market knowledge to deliver innovative next-generation services. We plan to develop applications together with our wide array of partners, integrate them into useful services and bring these services to market using our strong brand, customer reach and channels.
     In 2004, our Consumer segment provided next-generation services with:

  the launch of Sympatico-MSN.ca, a single portal combining the best features and Internet tools of MSN Canada Co. with the broadband content and innovative services of Sympatico.ca the introduction of MSN Premium
  the launch of Sympatico Home Networking (an integrated wireless high-speed modem and router solution)
  the launch of leading-edge wireless location-based services the launch of wireless phone-to-phone video messaging service.

For Enterprise customers, we launched our Managed IP Telephony service. By year end, Bell Canada had sold more than 145,000 IP-enabled lines on customer premises equipment (CPE). We also enhanced our portfolio of value-added services through the acquisitions of:

  Infostream Technologies Inc. (Infostream), a systems and storage technology firm, addressing customer needs for secure and reliable information storage and redundant backup capabilities approximately 76% of Elix Inc. (Elix), a provider of call routing and management systems, IT applications integration, and design and implementation of electronic voice-driven response systems the security business of Emergis.

As part of our strategy to become the technology advisor of choice to SMB customers, we:

  launched Productivity Pak (a self-serve bundle of tools that enables SMB customers to more easily access and share information) and ProConnect (a fully-managed service enabling the sharing of information easily, securely and affordably across the most extensive private IP-based network in Canada)
  acquired IT solutions provider Charon Systems Inc. (Charon) and, by February 21, 2005, an 89% interest in IT solutions provider Nexxlink Technologies Inc. (Nexxlink)
  on December 14, 2004, announced an initiative with Microsoft Canada Co. whereby Bell Canada will combine telecommunications services and Microsoft software-based solutions to bring SMB customers reliable, secure, productivity-enhancing services at affordable prices.

In 2005, we plan to introduce Internet telephony service for consumers. In the Enterprise unit, we are targeting to increase the proportion of our customers in the Enterprise market purchasing value-added solutions. In the SMB market, we intend to reinvent the way information technology and telecom are integrated with the objective of increasing the number of SMB customers that view Bell Canada as their virtual Chief Information Officer (VCIO).

39    Bell  Canada Enterprises 2004 Annual Report

The Year at a Glance This section reviews the key measures we use to assess our performance and how our results in 2004 compare to our results in 2003.

Management’s Discussion and Analysis

We will exploit the IP capability to achieve interoperability between wireless and wireline platforms. For instance, in 2005 we are targeting to bring to market an integrated single-voice mailbox for both cellular and land lines to allow customer access to voicemail messages through a single voicemail system.

The Year at a Glance

The results for 2004 demonstrate steady progress on our strategic objectives. We set a solid foundation for future growth, simplification of our customers’ experience and the transformation of our cost structure. Overall, our 2004 revenue growth performance exceeded the rate of growth achieved last year. The decrease in operating income was driven mainly by the restructuring and other items mainly related to the employee departure programs announced by Bell Canada and Aliant. Before restructuring and other items, operating income grew compared to last year, despite the negative impact of Aliant’s labour disruption. This growth reflected better operating performance at Bell Canada.
     In the Consumer segment, we achieved solid revenue and operating income growth, while maintaining strong levels of customer acquisitions and loyalty. Bundle subscriptions, a key part of our strategy to win the broadband home, significantly exceeded our expectations for the year.
     In the Business segment, we grew our base of IP-based services and VAS within our SMB and Enterprise markets and expanded our presence in Western Canada. Overall, Business revenues grew modestly, despite increased competitive pressures, significant impacts from our exit from the low-margin cabling business, the completion of the Hydro-Québec outsourcing contract and lower revenues from Bell West’s contract with the Government of Alberta for the construction of the SuperNet. The improved momentum in our IP-connectivity and VAS business, combined with strong cost containment, led to operating income growth.
     In the Aliant segment, a new collective labour agreement was signed on September 16,  2004. The labour disruption, which started on April 23, 2004 and ended on September 20, 2004, negatively impacted revenues and operating income.
     In the Other Bell Canada segment, market challenges persisted throughout the year for our Wholesale business. While full year revenues declined, this was in part due to our decision in the fourth quarter of 2003 to exit certain low-margin contracts and promotional offers for international switched minutes. In the last three quarters of the year, the rate of decline stabilized.
     In the Other BCE segment, Bell  Globemedia delivered strong revenue and operating performance compared to last year, largely driven by higher television advertising revenue. Higher advertising revenue resulted from CTV’s programming line-up which included the majority of the top 20 programs in each season. The improvement in revenue, combined with cost savings, contributed to significantly higher operating performance compared to 2003. Telesat’s revenues improved in 2004 as an increase in telecommunications revenue more than offset declines in consulting fees. CGI’s revenues also increased due to its acquisition of American Management Systems Incorporated (AMS) in May 2004.

Customer Connections

	2004	CONNECTIONS AT
(in thousands)	NET ADDS	DECEMBER 31, 2004

NAS	(146)	12,905
Digital equivalent access lines	468	4,335
High-speed Internet	350	1,808
Dial-up Internet	(126)	743
Cellular and PCS	513	4,925
Paging	(97)	427
Video	116	1,503

Total	1,078	26,646

The total number of customer connections increased 4.2% or 1.1 million to 26.6 million at December 31, 2004, compared to December 31, 2003.

Wireless

Our total cellular and PCS subscriber base grew 11.6% or 513,000 in 2004 to reach 4,925,000 at December 31, 2004. This reflects a similar level of net additions as in 2003. We also improved blended and postpaid churn by 0.1 and 0.2 percentage points, respectively, over 2003.

40    Bell  Canada Enterprises 2004 Annual Report

Operating Income/EBITDA EBITDA margin is EBITDA divided by operating revenues.

High-Speed Internet

Our DSL high-speed Internet business added 350,000 customers in 2004, increasing our DSL customer base by 24% to reach 1,808,000 at December 31, 2004. The additions achieved in 2004 were slightly lower than the 358,000 subscribers added in 2003. We also more than doubled our subscriptions to Sympatico value-added solutions over December 31, 2003, to reach an end of period count of 624,000.

Video

We gained momentum in our video business in 2004, ending the year with over 1.5 million subscribers, growing by 8.4% over 2003. During the year, we had 116,000 net activations, an increase of 40% over 2003. Bell ExpressVu achieved its target in the deployment of VDSL to MDUs, signing access agreements for 335 buildings by year end.

NAS

Our NAS levels declined 1.1% or 146,000 in 2004, similar to the rate of decline in 2003, reflecting the substitution of wireline with wireless services and a reduction in the number of second lines as a result of growth in high-speed Internet access.

Operating Revenues

Operating revenues increased 2.4% or $456 million to $19,193 million in 2004, compared to 2003. This reflects a rate of growth which exceeded our 2003 performance. Bell Canada contributed most of the increase despite the trailing effects of the implementation of a new wireless billing system and a prolonged labour disruption at Aliant.
     Bell Canada’s revenue growth reflects improved performance in the Consumer segment stemming from stronger wireless, Internet access and video services, along with higher IP-connectivity and VAS revenues in the Business segment.
     Revenue growth was enhanced further by higher revenues at CGI, resulting from the AMS acquisition, and at Bell Globemedia, resulting from higher television advertising revenues due to strong ratings performance.

Operating Income/EBITDA

Operating income for the year declined $1,145 million to $2,976 million in 2004, compared to 2003. This was mainly a result of restructuring and other items of $1,224 million recorded in 2004. The cost of the employee departure programs announced at Bell Canada in June of this year, encompassing a total of 5,052 employees, and at Aliant, announced in the fourth quarter this year encompassing a total of 693 employees, amounted to $1,063 million. In addition, the labour disruption at Aliant had an estimated negative impact of $68 million on operating income.
     Operating income before restructuring and other items increased 1.6% or $65 million to $4,200 million in 2004, compared to 2003, despite the estimated negative impact of $68 million of the Aliant labour disruption. This increase reflects EBITDA growth, partially offset by higher net benefit plans cost.
     EBITDA grew 2.1% or $154 million to $7,564 million in 2004, compared to 2003, driven mainly by improvements at Bell Canada and the Other BCE segment. Growth was 3.0% excluding the estimated negative impact of $71 million from the Aliant labour disruption. EBITDA growth at Bell Canada was driven by continued improvement in wireless, Internet access and video services.

41    Bell  Canada Enterprises 2004 Annual Report

Net Earnings

ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

Capital Expenditures

Capital intensity is capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.

Management’s Discussion and Analysis

     EBITDA erosion in our legacy services was offset by a continued focus on productivity, as well as EBITDA contributions from IP connectivity, VAS and VCIO revenue gains in our Business segment.
     The Other BCE  segment also contributed to the overall EBITDA growth. Bell Globemedia’s EBITDA improvement reflects a higher level of television advertising revenue and benefits from cost savings. CGI’s EBITDA improvement reflects the benefit of the AMS acquisition.
     Our EBITDA margin for the year was 39.4%, down 0.1 percentage points from 2003, reflecting a lower EBITDA margin at CGI and higher corporate expenses, which more than offset margin improvement at Bell Canada. Bell Canada’s EBITDA margin of 42.4% reflected a 0.3 percentage point improvement over last year. Wireless EBITDA grew significantly, driving a 5.2 percentage point margin improvement despite the adverse impacts of the implementation of a new billing system. We achieved EBITDA margin improvement by better managing acquisition costs per gross activation, particularly in the wireless business, and by placing a greater emphasis on more profitable contracts within the Enterprise and Wholesale markets. The negative impact of the Aliant employee strike and the cost of the billing system implementation partly offset the improvement at Bell Canada.

Net Earnings/Earnings per Share (EPS)

Net earnings applicable to common shares for 2004 were $1,523 million, or $1.65 per common share. This compared to net earnings of $1,744 million, or $1.90 per common share in 2003. ROE was 12.5% in 2004, compared to 15.1% last year. Included in 2004 net earnings were net losses of $349 million after taxes and non-controlling interest, or $0.37 per common share, consisting primarily of:

  restructuring and other items of $772 million or $0.83 per share, mainly relating to the employee departure programs announced at Bell Canada ($647 million) and Aliant ($24 million), partly offset by:
  net gains of $423 million from the sales of our investment in MTS, our remaining interest in YPG General Partner Inc. (YPG) and our interest in Emergis, and the gain on the purchase of 360networks, which reflected the excess of the fair value of the net assets acquired over the purchase price.

This compared to net losses of $5 million included in 2003 net earnings due mainly to the loss on sale of Emergis’ US Health operations, which was partly offset by a gain on sale of an interest in YPG.
     Excluding the impact of these items, net earnings grew 7.0% to $1,872 million, or $2.02 per share, in 2004, an increase of $123 million, or $0.12 per share, yielding an ROE of 15.2%, which is similar to last year. This increase reflected the improvement in operating income and lower interest expense.

Capital Expenditures

Capital expenditures increased 6.2% or $197 million to $3,364 million in 2004, compared to 2003. Capital spending as a percentage of revenues was 17.5% in 2004, compared to 16.9% in 2003. Capital intensity at Bell Canada also increased from 17.4% to 18.0%. Capital spending at Bell Canada in 2004 reflected a mix of higher investment in the growth areas of the business and reduced expenditures in legacy areas.
     Our key strategic investments this year included the migration to one national IP MPLS network, our VDSL deployment strategy, our DSL footprint expansion facilitated through the deployment of new high-density remotes, and productivity enhancement initiatives. Higher spending related to satellite builds at Telesat also contributed to the increase.

42    Bell  Canada Enterprises 2004 Annual Report

Cash Flows

Net debt to capitalization ratio is a key measure we use to assess our financial condition. It shows how much net debt (debt due within one year and long-term debt, net of cash) we have in relation to our capitalization (total net debt, non-controlling interest and shareholders’ equity).

Cash Flows

Cash from operating activities decreased 7.5% or $449 million to $5,519 million in 2004, compared to 2003. The decline resulted mainly from cash tax refunds of $440 million received in 2003 that did not recur this year, higher cash payments related to the employee departure programs and higher working capital requirements, partly offset by the receipt of $75 million from the settlement of lawsuits against MTS and Allstream Inc. (Allstream).
     We generated free cash flow for the year totalling $898 million or $1,092 million before restructuring and other items. Compared to 2003, free cash flow was down $691 million, mainly reflecting the $449 million decline in cash from operating activities and higher capital expenditures of $197 million.
     Our net debt to total capitalization ratio improved to 42.8% at December 31, 2004, from 44.0% at December 31, 2003. The improvement reflects a reduction in net debt of $610 million, which was driven by $898 million of free cash flow, net cash proceeds of approximately $1 billion on our sales of MTS, YPG and Emergis, less $1.3 billion of business acquisitions, including Bell West and 360networks. This was complemented by an increase in shareholders’ equity, which reflects the excess of net earnings over dividends of approximately $400 million.

New Labour Agreements

During the year, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the Communications, Energy and Paperworkers Union of Canada (CEP). This agreement will expire in November 2007.
     Aliant reached an agreement with approximately 4,300 unionized employees represented by the Council of Atlantic Telecommunication Unions (CATU), ending a lengthy labour disruption. This agreement will expire in December 2007.

Rewarding Shareholders

On December 15, 2004, having achieved a solid capital structure and traction on our strategic initiatives, we announced, subject to being declared by the board of directors, a 10%, or $0.12 per share, increase in our annual dividend on BCE Inc. common shares.

43   Bell  Canada Enterprises 2004 Annual Report

Selected Annual and
Quarterly Information

This section shows selected financial and operational data.

EBITDA to interest ratio is EBITDA divided by interest expense.

Operating margin is operating income divided by operating revenues.

Net debt to EBITDA is net debt divided by EBITDA.

Total debt to total assets is total long-term debt (including debt due within one year) divided by total assets.

Long-term debt to equity is long-term debt (including portion due within one year) divided by shareholders’ equity.

Cash flow per share is calculated by dividing cash from operating activities less capital expenditures by the average number of common shares outstanding.

Cash flow yield is cash from operating activities less capital expenditures, other investing activities, dividends on preferred shares and dividends paid by subsidiaries to non-controlling interest, divided by the number of common shares outstanding at the end of the year and multiplied by the share price at the end of the year.

Management’s Discussion and Analysis

Selected Annual and Quarterly Information

 Annual Financial Information

The tables below show selected consolidated financial data for each year from 2000 to 2004. We discuss the factors that have caused our results to vary over the past two years throughout this MD&A.

	2004	2003	2002	2001	2000

Operations

Operating revenues	19,193	18,737	18,900	18,473	16,202
Operating expenses	(11,629)	(11,327)	(11,516)	(11,603)	(9,725)

EBITDA	7,564	7,410	7,384	6,870	6,477

Amortization expense	(3,108)	(3,100)	(3,024)	(3,313)	(2,981)
Net benefit plans (cost) credit	(256)	(175)	33	121	109
Restructuring and other items	(1,224)	(14)	(768)	(977)	–

Operating income	2,976	4,121	3,625	2,701	3,605
Other income	411	175	2,408	4,063	82
Impairment charge	–	–	(765)	–	–
Interest expense	(1,005)	(1,105)	(1,120)	(968)	(887)

Pre-tax earnings from continuing operations	2,382	3,191	4,148	5,796	2,800
Income taxes	(710)	(1,119)	(1,614)	(1,674)	(1,284)
Non-controlling interest	(174)	(201)	(663)	(360)	(403)

Earnings from continuing operations	1,498	1,871	1,871	3,762	1,113
Discontinued operations	26	(56)	536	(3,326)	3,592

Net earnings before extraordinary gain	1,524	1,815	2,407	436	4,705
Extraordinary gain	69	–	–	–	–

Net earnings	1,593	1,815	2,407	436	4,705
Dividends on preferred shares	(70)	(64)	(59)	(64)	(79)
Premium on redemption of preferred shares	–	(7)	(6)	–	–

Net earnings applicable to common shares	1,523	1,744	2,342	372	4,626

Included in net earnings:
Net gains on investments
Continuing operations	389	84	1,341	3,184	(3)
Discontinued operations	34	(86)	607	(1,943)	4,807
Restructuring and other items	(772)	(3)	(441)	(462)	–
Impairment charge	–	–	(527)	–	–
Goodwill amortization	–	–	–	(971)	(485)
Other	–	–	–	(44)	–
Net earnings per common share:
Continuing operations – basic	1.55	1.96	2.11	4.58	1.54
Continuing operations – diluted	1.55	1.95	2.09	4.52	1.50
Net earnings – basic	1.65	1.90	2.66	0.46	7.20
Net earnings – diluted	1.65	1.89	2.62	0.46	6.81

Ratios
EBITDA margin (%)	39.4%	39.5%	39.1%	37.2%	40.0%
EBITDA to interest ratio (times)	7.53	6.71	6.59	7.10	7.30
Operating margin (%)	15.5%	22.0%	19.2%	14.6%	22.3%
ROE (%)	12.5%	15.1%	17.8%	2.4%	29.0%

44    Bell  Canada Enterprises 2004 Annual Report

Market capitalization is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Book value per share is common shareholders’ equity divided by number of common shares outstanding.

Common dividend yield is dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Common dividend payout ratio is dividends paid on common shares divided by net earnings applicable to common shares.

Price to earnings ratio is BCE Inc.’s share price at the end of the year divided by earnings per share.

Price to book ratio is BCE Inc.’s share price divided by the book value per share.

Price to cash flow ratio is BCE Inc.’s share price at the end of the year divided by cash flow per share.

	2004	2003	2002	2001	2000

Balance Sheet

Total assets	39,143	39,420	39,142	53,687	50,909
Long-term debt (including current portion)	12,930	13,872	14,684	11,812	10,370
Net debt	12,705	13,315	15,158	12,872	14,014
Total capitalization	29,651	30,291	31,350	35,053	34,759
Preferred shares	1,670	1,670	1,510	1,300	1,300
Common shareholders’ equity	12,362	11,903	11,098	15,274	15,832

Ratios
Net debt to total capitalization (%)	42.8%	44.0%	48.4%	36.7%	40.3%
Net debt to EBITDA (times)	1.68	1.80	2.05	1.87	2.16
Total debt to total assets (times)	0.33	0.35	0.39	0.24	0.27
Long-term debt to equity (times)	0.92	1.02	1.16	0.71	0.61

Cash Flows

Cash flows from operating activities	5,519	5,968	4,424	4,116	2,177
Cash flows from investing activities	(3,864)	(3,002)	(7,032)	(731)	(6,551)
Capital expenditures	(3,364)	(3,167)	(3,709)	(4,894)	(3,581)
Business acquisitions	(1,299)	(115)	(6,471)	(327)	(3,521)
Business dispositions	20	55	3,190	248	654
Other investing activities	124	62	12	(83)	(103)
Cash flows from financing activities	(2,190)	(2,905)	3,362	(1,951)	3,112
Net issuance (repayment) of equity instruments	32	172	2,819	(120)	(348)
Net issuance (repayment) of debt instruments	(740)	(1,781)	2,005	(1,520)	4,357
Financing activities of subsidiaries with third parties	(50)	24	92	1,010	181
Cash dividends paid on common shares	(1,108)	(1,029)	(999)	(969)	(849)
Cash dividends paid on preferred shares	(85)	(61)	(43)	(64)	(79)
Cash dividends paid by subsidiaries to non-controlling interest	(188)	(184)	(468)	(357)	(240)
Cash provided by (used in) discontinued operations	193	355	(1,017)	(1,125)	(873)

Ratios
Free cash flow	898	1,589	(783)	(2,251)	(2,675)
Capital intensity (%)	17.5%	16.9%	19.6%	26.5%	22.1%
Cash flow per share (dollars)	2.33	3.04	0.84	(0.96)	(2.10)
Cash flow yield (%)	7.5%	9.8%	0.8%	(4.4%)	(5.2%)

Share Information

Average number of common shares (millions)	924.6	920.3	847.9	807.9	670.0
Common shares outstanding at end of year (millions)	925.9	924.0	915.9	808.5	809.9
Market capitalization	26,777	26,704	26,103	29,114	35,069
Dividends declared per common share (dollars)	1.20	1.20	1.20	1.20	1.24
Book value per share (dollars)	13.35	12.88	12.12	18.89	19.55
Total dividends declared on common shares	(1,110)	(1,105)	(1,031)	(969)	(849)
Total dividends declared on preferred shares	(70)	(64)	(59)	(64)	(79)
Market price per common share (dollars)
High	30.00	32.35	36.87	43.50	199.75
Low	25.75	26.60	23.00	32.75	31.75
Close	28.92	28.90	28.50	36.01	43.30

Ratios
Common dividend yield (%)	4.1%	3.9%	3.8%	3.3%	2.4%
Common dividend payout ratio (%)	72.8%	59.0%	42.7%	260.5%	18.4%
Price to earnings ratio (times)	17.53	15.21	10.71	78.28	6.01
Price to book ratio (times)	2.17	2.24	2.35	1.91	2.22
Price to cash flow ratio (times)	12.41	9.51	33.93	(37.51)	(20.62)

Other Data

Number of employees (thousands) – unaudited	62	64	64	73	73

45    Bell  Canada Enterprises 2004 Annual Report

Digital equivalent access  lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice-grade access lines.

ARPU (average revenue per unit) and ARPS (average revenue per subscriber) represent a measurement of the average revenue generated by each unit or subscriber, expressed as a rate per month for the year.

Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Costs of acquisition (COA) are also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Management’s Discussion and Analysis Annual Operational Information The table below shows selected data on our operations from 2002 to 2004.
	2004	2003	2002

Wireline

Local network access services (thousands)	12,905	13,051	13,154
Long distance conversation minutes (millions)	18,070	19,132	19,034
Long distance average revenue per minute (cents)	11.7	12.4	12.6

Data

Digital equivalent access lines (thousands)	4,335	3,867	3,683
High-speed Internet net activations (thousands)	350	358	343
High-speed Internet subscribers (thousands)	1,808	1,458	1,100
Dial-up Internet subscribers (thousands)	743	869	957

Wireless

Cellular and PCS net activations (thousands)	513	514	452
Cellular and PCS subscribers (thousands)	4,925	4,412	3,898
Average revenue per unit ($/month)	49	48	47
Churn (%) (average per month)	1.3%	1.4%	1.7%
Cost of acquisition ($/subscriber)	411	426	429
Paging subscribers (thousands)	427	524	639

Video

Video net activations (thousands)	116	83	235
Video subscribers (thousands)	1,503	1,387	1,304
Average revenue per subscriber ($/month)	49	46	44
Churn (%) (average per month)	1.0%	1.1%	1.0%
Cost of acquisition ($/subscriber)	571	532	520

46    Bell  Canada Enterprises 2004 Annual Report

Quarterly Financial Information

The table below shows selected consolidated financial data by quarter for 2004 and 2003. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. The factors that have caused our results to vary over the past eight quarters are discussed throughout this MD&A.

			2004					2003

	YEAR	Q4	Q3	Q2	Q1	YEAR	Q4	Q3	Q2	Q1

Operating revenues	19,193	4,989	4,781	4,782	4,641	18,737	4,818	4,627	4,673	4,619
EBITDA	7,564	1,831	1,936	1,953	1,844	7,410	1,847	1,895	1,895	1,773
Amortization expense	(3,108)	(803)	(769)	(769)	(767)	(3,100)	(775)	(801)	(774)	(750)
Net benefit plans cost	(256)	(67)	(61)	(65)	(63)	(175)	(46)	(44)	(43)	(42)
Restructuring and other items	(1,224)	(126)	(1,081)	(14)	(3)	(14)	(13)	(1)	–	–

Operating income	2,976	835	25	1,105	1,011	4,121	1,013	1,049	1,078	981
Earnings from continuing operations	1,498	367	102	544	485	1,871	486	453	466	466
Discontinued operations	26	(2)	(2)	27	3	(56)	(86)	11	12	7
Extraordinary gain	69	69	–	–	–	–	–	–	–	–
Net earnings	1,593	434	100	571	488	1,815	400	464	478	473
Net earnings applicable to common shares	1,523	417	82	554	470	1,744	386	446	461	451
Included in net earnings:
Net gains on investments
Continuing operations	389	64	325	–	–	84	84	–	–	–
Discontinued operations	34	(2)	(2)	31	7	(86)	(94)	8	–	–
Restructuring and other items	(772)	(62)	(725)	16	(1)	(3)	(9)	6	–	–
Net earnings per common share
Continuing operations – basic	1.55	0.38	0.09	0.57	0.51	1.96	0.50	0.48	0.49	0.49
Continuing operations – diluted	1.55	0.38	0.09	0.57	0.51	1.95	0.50	0.47	0.49	0.49
Net earnings – basic	1.65	0.45	0.09	0.60	0.51	1.90	0.41	0.49	0.50	0.50
Net earnings – diluted	1.65	0.45	0.09	0.60	0.51	1.89	0.41	0.48	0.50	0.50
Average number of common shares outstanding (millions)	924.6	925.3	924.6	924.3	924.1	920.3	923.4	921.5	919.3	917.1

47    Bell  Canada Enterprises 2004 Annual Report

Financial Results Analysis

This section provides detailed information and analysis about our performance over the past two years. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Management’s Discussion and Analysis Financial Results Analysis Consolidated Analysis
	2004	2003	% CHANGE

Operating revenues	19,193	18,737	2.4%
Operating expenses	(11,629)	(11,327)	(2.7%)

EBITDA	7,564	7,410	2.1%
Amortization expense	(3,108)	(3,100)	(0.3%)
Net benefit plans cost	(256)	(175)	(46.3%)
Restructuring and other items	(1,224)	(14)	N/M

Operating income	2,976	4,121	(27.8%)
Other income	411	175	134.9%
Interest expense	(1,005)	(1,105)	9.0%

Pre-tax earnings from continuing operations	2,382	3,191	(25.4%)
Income taxes	(710)	(1,119)	36.6%
Non-controlling interest	(174)	(201)	13.4%

Earnings from continuing operations	1,498	1,871	(19.9%)
Discontinued operations	26	(56)	146.4%

Net earnings before extraordinary gain	1,524	1,815	(16.0%)
Extraordinary gain	69	–	N/M

Net earnings	1,593	1,815	(12.2%)
Dividends on preferred shares	(70)	(64)	(9.4%)
Premium on redemption of preferred shares	–	(7)	N/M

Net earnings applicable to common shares	1,523	1,744	(12.7%)

EPS	1.65	1.90	(13.2%)

N/M: Not meaningful

Operating Revenues

Operating revenues grew 2.4% or $456 million to $19,193 million in 2004, compared to 2003, a rate of growth which exceeded our 2003 performance.
     Bell Canada contributed most of the increase despite the trailing effects of the implementation of a new wireless billing system and a prolonged labour disruption at Aliant. Bell Canada’s revenue growth was a result of improved performance in the Consumer segment stemming from stronger wireless, Internet access and video services revenues, along with higher IP-connectivity and VAS revenues in the Business segment.
     Revenue growth was enhanced further by higher revenues at CGI, resulting from the AMS acquisition, and at Bell Globemedia, resulting from higher television advertising revenues due to strong ratings performance.
     Looking ahead for 2005, we expect to achieve overall revenue growth as expected increases from our growth services, including wireless, Internet and IP-based connectivity, video services and value-added services are expected to more than offset anticipated continued declines in our legacy wireline business. Beyond 2005, we expect growth services will become a greater component of our future revenue base.
     In 2005, the anticipated revenue increases from our growth services are expected to be driven by solid increases in the number of subscribers and targeted increases in average revenue per subscriber across these services.
     In local and access and long distance revenues, we expect the trends experienced over the past years to continue and the rate of decline of these services to increase somewhat as cable companies begin expected launches of VoIP offerings. We also expect continued legacy revenue declines from the Enterprise and Wholesale businesses due to continued competitive pricing pressures and the migration to IP.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.

Operating Income

Operating income declined 28% or $1,145 million to $2,976 million in 2004, compared to 2003. This was mainly because of an increase in restructuring and other items and a higher net benefit plans cost. Excluding the impact of the restructuring and other items, operating income increased 1.6% or $65 million to $4,200  million in 2004. This increase stemmed from operating income growth in our Consumer and Business segments, as well as improvements in Bell Globemedia and Telesat in the Other BCE segment, driven by the underlying growth in these sectors.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

Our EBITDA grew 2.1% or $154 million to $7,564 million in 2004, compared to 2003. This represented a growth rate of 3.0%, excluding the estimated negative impact of $71 million from the Aliant labour disruption, from improvements at Bell Canada and the Other BCE segment.

48    Bell  Canada Enterprises 2004 Annual Report

Amortization Expense

The amount of our amortization expense in any year is affected by:
 • how much we invested in new capital assets in previous years
• how many assets we retired during the year
• changes in accounting rules and estimates.

Each year, we review our estimate of the useful life of our capital assets.

Net Benefit Plans Cost

The amount of the net benefit plans cost in a year mainly depends on:
• the return on pension plan assets expected to be generated during the year – the lower the return, the higher the cost
• the present value of future pension benefit payments to employees – the lower the present value, the lower the cost
• actuarial gain (loss) – the difference between the actual funded status of our pension plans and the amount calculated using our accounting assumptions. We amortize this into earnings over time.

Restructuring and Other Items

This category includes various income and expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of income or charges.

     EBITDA growth at Bell Canada was driven by continued improvement in wireless, Internet access and video services. EBITDA erosion in our legacy services was offset by a continued focus on productivity as well as EBITDA contributions from IP-based connectivity service, and VAS and VCIO revenue gains in our Business segment.
     The other BCE  segment also contributed to the overall EBITDA growth. Bell Globemedia’s EBITDA improvement reflects a higher level of television advertising revenue and benefits from cost savings. CGI reflects the benefit of the AMS acquisition.
     Our EBITDA margin for the year was 39.4% , down 0.1 percentage points from 2003, reflecting a lower EBITDA margin at CGI and higher corporate expenses, which more than offset the margin improvement at Bell Canada.
     Bell Canada’s EBITDA margin of 42.4% in 2004 reflected a 0.3 percentage point improvement over last year. Wireless EBITDA margin reflected a 5.2 percentage point improvement despite the adverse impacts of the implementation of the new billing system.
     We achieved EBITDA margin improvement by better management of COA per gross activation, particularly in the wireless business, and by placing a greater emphasis on more profitable contracts within the Enterprise and Wholesale markets. The negative impact of the Aliant employee strike and the cost of the billing system migration partly offset the improvement at Bell  Canada.
     Wireless COA of $411 per gross activation in 2004 improved by $15 compared to 2003, driven primarily from more targeted and cost-effective campaigns. COA for video services of $571 per gross activation increased $39 due to more customers taking a second receiver as a result of our 2TV bundle and aggressive retail pricing by competitors.
     In 2005, we are targeting stable EBITDA margins, as cost savings expected to be achieved through the benefits of our Galileo initiatives, combined with anticipated revenue increases from our growth services, are expected to mitigate declines in our legacy business.
     We are targeting to achieve significant cost savings from our Galileo initiatives. We expect close to half of these savings will be derived from the Consumer segment, driven by the impact of this year’s employee reduction programs, the migration to a single bill, higher sales through our Bell.ca website, efficiencies in call centre operations, and our efforts to provide simpler provisioning and product offers. The rest of the cost savings are expected to be achieved in the Business segment as we eliminate network elements and standardize core operating processes, as well as from labour savings driven by this year’s workforce reductions.

Amortization Expense

Amortization expense increased 0.3% or $8 million to $3,108 million in 2004, compared to 2003. This was a result of an increase in our capital asset base from capital spending that continues to be higher than asset retirements. This was partly offset by an increase from three to four years in the useful life of Bell Canada’s internal use software.

Net Benefit Plans Cost

The net benefit plans cost increased by 46% or $81 million to $256 million in 2004, compared to 2003. The increase resulted mainly from a higher accrued benefit obligation based on our most recent actuarial valuation. This was partly offset by the positive fund performance in 2003, which resulted in an actuarial gain and increased the fair value of plan assets.
     In the next two years, net benefit plans cost is expected to increase, mainly as a result of poor fund performance experienced in 2001 and 2002. This will continue to negatively impact the accounting value of the plan assets used to determine the net benefit plans cost. In 2006, however, we expect this negative impact will have a smaller effect. Beyond 2006, net benefit plans cost is expected to stabilize.

Restructuring and Other Items

We recorded $1,224 million in restructuring and other items in 2004, consisting of:

  $985 million in the third quarter relating to an employee departure program at Bell Canada, where 5,052 employees chose to leave the company. By the end of the year 4,900 employees had left the company. We expect this to result in annual savings of approximately $390 million.
  a $110 million provision recorded in the second quarter for potential cost overruns on a contract with the Government of Alberta, which was increased by $18 million in the fourth quarter
  $67 million in the fourth quarter relating to an employee departure program at Aliant under which 693 employees decided to leave the company. Of these

49    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

  employees, about 400 had left the company by January 1, 2005. We expect annual savings of approximately $48 million as a result of these departures.
  other charges totalling $119  million. These consisted of future lease costs for facilities that were no longer needed, asset write-downs and other provisions.

These charges were partly offset by income of $75 million recorded in the second quarter relating to an agreement reached between BCE Inc. and MTS to settle lawsuits. The terms of the settlement included:

  the unwinding of various commercial agreements
  the removal of contractual competitive restrictions effective June 30, 2004 the orderly disposition of our interest in MTS, which was done in September 2004 a premium payment to us by MTS if there is a change in control of MTS before 2006 and if there is an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction.

We recorded $14 million in restructuring and other items in 2003, which included a charge of $15 million relating to a restructuring at Aliant’s subsidiary, Xwave Solutions Inc. (xwave).
     In 2003, Bell Canada recorded charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected due to an increase in the number of employees being transferred to other positions within Bell Canada.
     See Note 4 to the consolidated financial statements for more information on the restructuring and other items.

Net Earnings/Earnings per Share (EPS)

EPS of $1.65 in 2004 was negatively impacted by net losses resulting from the after-tax restructuring and other items of $0.83 per share relating mainly to the employee departure programs at Bell Canada and Aliant. These were partly offset by:

  net gains of $0.39 per share relating mainly to the sales of our 15.96% interest in MTS, our remaining 3.24% interest in YPG, and our 63.9% interest in Emergis.
  an extraordinary gain of $0.07 per share relating to the acquisition of the Canadian operations of 360networks.

Similar items in 2003 had no net impact on the reported EPS of $1.90 .
     Excluding the impact of these items, EPS was $2.02 in 2004, up 6.3% or $0.12 from 2003. The increase was a result of the improvement in EBITDA and lower interest expense. These were partly offset by a higher net benefit plans cost.

Segmented Analysis

50    Bell  Canada Enterprises 2004 Annual Report

	2004	2003	% CHANGE

Operating revenues
Consumer	7,502	7,203	4.2%
Business	5,851	5,827	0.4%
Aliant	2,033	2,059	(1.3%)
Other Bell Canada	1,939	2,015	(3.8%)
Inter-segment eliminations	(538)	(490)	(9.8%)

Bell Canada	16,787	16,614	1.0%
Other BCE	2,861	2,597	10.2%
Inter-segment eliminations	(455)	(474)	4.0%

Total operating revenues	19,193	18,737	2.4%

Operating income
Consumer	2,119	2,019	5.0%
Business	896	781	14.7%
Aliant	268	415	(35.4%)
Other Bell Canada	(588)	621	(194.7%)

Bell Canada	2,695	3,836	(29.7%)
Other BCE	281	285	(1.4%)

Total operating income	2,976	4,121	(27.8%)

Consumer

Consumer segment revenues grew 4.2% or $299 million to $7,502 million in 2004, compared to 2003. The increase was the result of continued strength in our wireless, Internet access and video businesses from strong gains in the number of subscribers to these services. This was partly offset by steady rates of decline in local and access and long distance revenues.

Wireless

Consumer wireless revenues grew 15.2% in 2004, compared to 2003. The increase was achieved through strong subscriber growth, particularly as a result of the sales programs initiated during the first four months of the year. Although revenue performance was solid, we believe that our call centre’s focus on handling billing inquiries following the implementation of our new billing platform somewhat diminished our ability to sell more services to our customers and delayed the implementation of planned price increases.

Video

Video revenues grew 12.0% in 2004, compared to 2003. This was driven by the growth in our subscriber base and average revenue per unit (ARPU). Our total video customer base reached 1,503,000 at December 31, 2004, an increase of 8.4% compared to last year.
     Video net activations of 116,000 in 2004 were significantly higher than the 83,000 achieved in 2003. This growth was stimulated by the continued success of the Bell bundle and the major overhaul of the Bell ExpressVu service to stimulate growth and invigorate the business, which included program repackaging and simpler pricing principles. Initiatives focused on churn containment, which in the fourth quarter resulted in the lowest churn level since 2001, also contributed to the growth. One of these initiatives is Bell ExpressVu’s move to provide services to new DTH customers strictly on a contract basis. As of August  1, 2004, all new DTH customers must opt for a one or two-year contract. Churn for the year was 1.0% per month, a 0.1 percentage point improvement compared to 2003.
     ARPU per month of $49 for video services reflects a $3 increase in 2004, compared to 2003. The increase in ARPU for the year was positively impacted by the $2 to $3 rate increase for specific programming packages introduced on February 1, 2003, the introduction of the $2.99 system access charge for all customers effective April 28, 2003 and more customers paying for a second receiver.
     In 2005, growth in video revenues is expected to continue, driven by ongoing growth in our subscriber base and increases in ARPU, resulting in part from our $3 programming price increase effective March 1, 2005 for customers who are not on contracts and are not taking the new program packages introduced in September 2004. Our increased rollout of VDSL will help contribute to subscriber growth as our penetration in MDUs increases.

Data

Consumer data revenues grew 21% in 2004, compared to 2003. This was driven by growth of 22% in our high-speed Internet subscriber base and a 49% increase in revenues from our Sympatico-MSN.ca web portal.
     Bell Sympatico value-added services such as MSN Premium, Security Services and Home Networking added 337,000 subscriptions in 2004. Our MSN Premium

51    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

subscriptions in the fourth quarter of 2004 increased 118% over the previous quarter.

Wireline

Local and access revenues declined slightly in 2004, compared to 2003, mainly due to lower NAS and related SmartTouch feature revenues, partly offset by higher revenues from wireline insurance and maintenance plans.
     Long distance revenues declined in 2004, compared to 2003, mainly as a result of volume declines in domestic, overseas and US minutes, reflecting competition from non-traditional long distance providers, partially offset by strong sales of prepaid cards. The reduction in higher priced overseas minutes and the impact of the $5 Long Distance Bundle also led to a lower average wireline revenue per minute in 2004.

Consumer operating income increased 5.0% or $100 million to $2,119 million in 2004, compared to 2003. The improvement related mainly to the increase in revenues, lower COA in wireless, and productivity savings. These were partly offset by increased operating expenses related to salaries, cost of goods sold and higher net benefit plans cost.
     In addition, higher costs were driven by an increase in the number of contact centre agents to support the increased customer handling time associated with the Bell bundle and increased call volumes resulting from the implementation of the new billing platform at Bell Mobility.
     For 2005, we expect the Consumer segment to continue to grow its revenue, driven by the strength of our wireless, Internet access and video businesses. However, erosion is expected to continue in our local and access and in long distance services, driven by increasing competition as cable companies enter the market with VoIP telephony services.

Business

Business segment revenues grew slightly by $24 million to $5,851 million in 2004, compared to 2003.
     The increase was the result of revenue growth in the SMB business, which was largely offset by revenue declines in our Enterprise and Bell West businesses. On November 19, 2004, we completed the acquisition of the Canadian operations of 360networks. The Business segment includes the financial results of the retail portion of this acquisition from that date.
     From a product line perspective, increases in wireless and terminal sales and other revenues were partly offset by declines in local and access, long distance and data revenues.

Business segment operating income grew 14.7% or $115 million to $896 million in 2004, compared to 2003. This demonstrates that our strategy of driving the shift to IP along with improved profitability achieved through ongoing productivity has traction and is delivering.
     In 2005, we expect Business segment revenues will grow, driven by organic growth in IP-based connectivity service and VAS revenues, as well as the full-year impact of the business acquisitions made in 2004. However, declines from our legacy services and from the completion of the SuperNet contract with the Government of Alberta in 2004 will partly offset this expected growth in revenues.

52    Bell  Canada Enterprises 2004 Annual Report

Enterprise

Enterprise revenues declined in  2004, compared to 2003, as a result of lower local and access, long distance and data revenues. These declines were partly offset by increases in wireless and terminal sales and other revenues.
     The decline in data revenues relates mainly to the completion of the Hydro-Québec outsourcing contract in the fourth quarter of 2003. Despite this decline, our IP-based connectivity and VAS revenues continued to grow significantly. IP-based connectivity and VAS service revenues grew from 22% of enterprise data revenues in 2003 to 43% in 2004. By December  31, 2004, more than 65% of our Enterprise customers used some element of our VAS portfolio.
     In December, 2004, we announced the signing of a seven-year, $140 million exclusive outsourcing agreement with Manulife Financial for the provisioning and management of its IP-based voice and data services. The outsourcing arrangement will lever our VAS capabilities by having BCE Connexim, Bell Canada’s outsourcing and professional services unit, provide an end-to-end solution that reduces and simplifies Manulife Financial’s transition to IP. Our out-sourcing capabilities play a key role in our strategy of securing the connectivity business of our Enterprise customers and preventing possible disintermediation by systems integrators. We also had a number of other significant contract wins during the year, including Fédération des Caisses Desjardins du Québec, La Senza Inc., Government of Québec, Hydro One Networks Inc., Department of Foreign Affairs and International Trade of the Government of Canada, and Enterprise Rent-a-Car.
     Significant growth in Enterprise operating income was the result of our focus on more profitable contracts and productivity savings, which led to reductions in cost of goods sold. This was partly offset by the completion of the Hydro-Québec contract in 2003 and higher operating expenses related to businesses acquired during the year (Infostream and Elix).

SMB

SMB revenues increased in 2004, compared to 2003, as a result of higher data, wireless and terminal sales and other revenues. These gains were partly offset by revenue declines in local and access and long distance revenues.
     Business acquisitions in 2004, such as Accutel Conferencing Systems Inc. (Accutel) and Charon, contributed to the revenue growth, as did our continued growth in DSL high-speed Internet access services and VAS services. At December 31, 2004, we had 83,000 VAS subscriptions.
     The decline in long distance revenues resulted from competitive pricing pressures and lower usage in our payphone business. Local and access revenues were also lower in our payphone business.
     SMB operating income growth was driven by revenue growth and productivity savings, partly offset by higher operating expenses of businesses acquired during the year.

Bell West

Bell West continued to grow its customer base leading to increases in local and access and long distance revenues in 2004, compared to 2003. In 2001, we were awarded a contract by the Government of Alberta to build a next-generation network (SuperNet) to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. The decline in data revenues in 2004 reflects a decrease of approximately $43 million as this contract was nearing completion.
     The improvement in operating income performance at Bell West was driven by the increase in local and access and long distance revenues and lower operating costs related to the contract with the Government of Alberta, partly offset by higher salary costs due to the growing workforce.

Aliant

Aliant segment revenues declined 1.3% or $26 million to $2,033 million in 2004, compared to 2003. The labour disruption that started on April 23, 2004 and ended on September 20, 2004 negatively impacted revenues by an estimated $40 million. This represents fewer new customers, reduced product sales, additional

53    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

promotional activities and reduced levels of fieldwork activity during the labour disruption. Strong growth in wireless and Internet services was more than offset by declines in other areas due to the labour disruption, the ongoing impact of competition, and the regulatory restrictions, including those on bundling, customer win-back activities, and rates charged for price-regulated services.
     Aliant’s wireless revenue grew 15.4% in 2004. This was driven by:

  an increase of 9.6% in Aliant’s wireless customer base, including a 26% increase in digital customers, reflecting a positive response to the extensive dealer-supported network, attractive pricing offers and the expansion of digital cellular service into new areas an increase of $3 in ARPU, reflecting the impact of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.

Intense long distance competition, the difficulty in maintaining win-back efforts during the labour disruption and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines in 2004, compared to last year. Consumer minute volumes were down due to customer losses to competition and the capping of minutes on certain long distance plans in late 2003. Business long distance pricing declines continued to reflect the impact of competitive pressures, as did long distance volume declines, in addition to a reduction of contact centre activity.
     Data revenues declined slightly in 2004 as higher Internet revenues were more than offset by other data revenue declines from the scale-back of marketing and sales efforts during the labour disruption and the continued rationalization of circuit networks by customers. The continued increase in Internet revenues stemmed from the increased popularity of enhanced services and year-over-year subscriber growth of 6%, reflecting 21% growth in Aliant’s high-speed Internet customer base. The higher subscriber base resulted from the expansion of high-speed Internet service into new areas, attractive introductory offers, an emphasis on bundling with other products and services as well as dealer and online sales channel initiatives.
     Terminal sales and other revenues declined in 2004 as a result of slower product sales during the labour disruption and the divestiture of non-core operations in the second and third quarters, which resulted in a reduction in IT service revenue.

Aliant’s operating income declined 35% or $147 million to $268 million in 2004, compared to 2003. This was largely due to:

  the labour disruption, which had an estimated negative impact of $68 million in 2004. Incremental costs were incurred during the labour disruption to enable operations to continue with relatively few interruptions, ensure the safety of employees, perform property repairs, provide training and equipment to employees and maintain basic customer service.
  a restructuring charge of $67 million relating to an employee departure program. See Restructuring and Other Items for more details.

The remaining decrease of $12  million is a result of higher operating expenses from:

  growth in wireless and Internet services
  an increase in net benefit plans cost
  normal wage and annual salary adjustments
  higher amortization expense resulting from a higher proportion of capital spending in recent years on broadband and wireless assets, which have shorter depreciable lives.

These increases were partly offset by lower operating costs stemming from the xwave restructuring in 2003 and the sale of non-core operations in the second and third quarters.
     With the labour disruption and its impact on 2004 behind us, for 2005 we expect revenue growth in Aliant’s wireless and Internet services to offset continued erosion in local and access and long distance. We also anticipate operating income growth in 2005

54   Bell  Canada Enterprises 2004 Annual Report

driven by revenue growth and productivity improvements, as well as the absence of the restructuring charge and costs associated with the labour disruption. These positive impacts are expected to be partially offset by increased costs associated with Aliant’s growth services and higher net benefit plans cost.

Other Bell Canada

The Other Bell Canada segment revenues declined 3.8% or $76 million to $1,939 million in 2004, compared to 2003. This was due to:

  a decline in our Wholesale business stemming from lower long distance and data revenues from price competition and customers migrating services to their own network facilities our decision last year to exit certain contracts and promotional offers for international switched minutes that had low margins.

The Other Bell Canada segment had an operating loss of $588 million in 2004, a $1,209 million decrease when compared to operating income of $621 million in 2003.
     This was mainly due to the charge for restructuring and other items of $1,147  million in 2004, mostly for the voluntary employee departure program at Bell Canada. See Restructuring and Other Items for more details.
     Excluding restructuring and other items, operating income decreased 9.7% , or $60 million, in 2004. The decrease relates to costs associated with increased volumes of cross-border carrier exchange traffic and the repricing of long distance and data services in our Wholesale business.

Other BCE

	2004	2003	% CHANGE

Operating revenues
Bell Globemedia	1,420	1,363	4.2%
Telesat	362	345	4.9%
CGI	1,019	838	21.6%
Other	60	51	17.6%

Total operating revenues	2,861	2,597	10.2%

Operating income
Bell Globemedia	240	167	43.7%
Telesat	141	124	13.7%
CGI	94	91	3.3%
Other	(194)	(97)	(100.0%)

Total operating income	281	285	(1.4%)

The Other BCE segment revenues grew 10.2% or $264 million to $2,861 million in 2004, compared to 2003. This growth was driven by revenue growth at Bell Globemedia, Telesat and CGI.

The Other BCE segment operating income declined 1.4% or $4 million to $281 million in 2004, compared to  2003. This decline was due to higher corporate expenses, which more than offset higher operating income at Bell Globemedia, Telesat and CGI. The increase in corporate expenses is a result of higher net benefit plans cost and an increased level of corporate activities.

Bell Globemedia

Bell Globemedia’s revenues grew 4.2% or $57 million to $1,420 million in 2004, compared to 2003. This was the result of:

  advertising revenue growth of 6.4% , reflecting the strength of CTV’s schedule, which included the majority

55    Bell  Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis

  of the top 20 programs in each season, and higher advertising line rates at The Globe and Mail subscriber revenue growth of 2.4%, reflecting specialty channel subscription growth, and online subscription growth and cover price increases at The Globe and Mail.

This increase was partly offset by a decline in production and other revenues of 13.8% or $13 million in 2004 as a result of the sale of a 50% interest in Dome Productions  Inc. in January 2004.
     Bell Globemedia’s operating income grew 44% or $73 million to $240 million in 2004, compared to 2003, as a result of the increase in revenues, which was complemented by cost savings.

Telesat

Telesat’s revenues grew 4.9% or $17 million to $362 million in 2004, compared to 2003. This increase was the result of higher telecommunications revenues, which more than offset lower consulting fees.
     On October  1, 2004, Telesat’s Anik F2 satellite began commercial service and became the world’s first satellite to commercialize the Ka frequency band, enabling two-way, high-speed Internet access services to consumers and businesses in Canada and the United States.
     Telesat’s operating income grew 13.7% or $17 million to $141 million in 2004, compared to 2003. This increase was the direct result of the increase in revenues.

CGI

Our share of CGI’s revenues grew 22% or $181 million to $1,019 million in 2004, compared to 2003. Our share of CGI’s operating income grew 3.3% or $3 million to $94 million in 2004, compared to 2003. In each case, the increase was driven mainly by CGI’s acquisition of AMS in May 2004.

Product Line Analysis

In addition to discussing our financial results by business segment, we believe that a separate discussion of Bell Canada’s consolidated revenues by product line provides further insight into management’s view of our financial results. The table to the right shows Bell Canada’s consolidated revenues by product line.

	2004	2003	% CHANGE

Local and access	5,572	5,601	(0.5%)
Long distance	2,327	2,544	(8.5%)
Wireless	2,818	2,461	14.5%
Data	3,640	3,717	(2.1%)
Video	850	759	12.0%
Terminal sales and other	1,580	1,532	3.1%

	16,787	16,614	1.0%

Local and Access Local and access revenues declined 0.5% or $29 million to $5,572 million in 2004, compared to 2003.

56   Bell  Canada Enterprises 2004 Annual Report

This decline was a result of:

  lower NAS
  lower SmartTouch feature revenues, mainly linked to NAS losses.

The decline was partly offset by gains from wireline insurance and maintenance plans.
     NAS in service declined 1.1% or 146,000 in 2004, compared to 2003. This was a result of:

  continued growth in high-speed Internet access, which reduces the need for second telephone lines losses resulting from competition
  customers substituting wireline with wireless telephone service.

In 2005, we expect continued erosion of our NAS in service due to these trends, as well as the launches of VoIP telephony by cable providers.

Long Distance

Long distance revenues declined 8.5% or $217 million to $2,327 million in 2004, compared to 2003. This decline stemmed from:

  lower volumes of conversation minutes, lower domestic rates and the pricing impact of increased subscriptions to the $5 Long Distance Bundle in our Consumer market lower volume and lower prices resulting from competitive pressures in our Business market.

Overall, the volume of conversation minutes declined 5.6% in 2004. This was accompanied by a 5.6%, or $0.007 , decrease in average revenue per minute (ARPM) to $0.117 .
     We are anticipating continued pressure on long distance revenues in 2005, as well as increased take rates to our $5 Long Distance Bundle and competition from cable companies that are offering VoIP residential telephone service in 2005.

Wireless

In 2004, our wireless business continued to demonstrate strong growth.
     Wireless service revenues grew 14.5% or $357 million to $2,818 million in 2004, compared to 2003. This reflected subscriber growth of 11.6% and an increase in ARPU of $1 per month.
     Our total cellular and PCS subscriber base reached 4,925,000 at the end of 2004, reflecting solid net additions and our success in managing churn to very low levels. Including paging subscribers, our total wireless customer base totalled 5,352,000.
     We gained 513,000 new customers in 2004, matching the gains achieved in 2003. In 2004, 75% of gross activations came from postpaid rate plans, compared to 80% in  2003. The decrease was primarily due to the success of our prepaid offers, particularly in the last quarter. At December 31, 2004, 76% of our total cellular and PCS customer base were postpaid subscribers, unchanged from last year.
     Blended ARPU of $49 in 2004 was up from $48 in 2003. This was driven by an increase in revenues from:

  value-added services, such as Message Center and Call Display long distance and data services
  higher usage.

During the year, we accomplished a key operational initiative: to migrate our postpaid wireless customers to a new billing platform. The new platform will enable the consolidation of wireless into a single bill, which will provide simplified information to our customers, lower costs to Bell Canada, and enhance our ability to bundle our products and services.
     In 2004, revenue growth was impacted by our call centre’s focus on handling the high volume of billing inquiries after the migration to the new billing platform, diminishing our ability to sell more services to our customers and to implement planned price increases. Despite adding more than 600 call centre

57    Bell  Canada Enterprises 2004 Annual Report

Other Income

Other income includes income that we receive from activities that are not part of our business operations, such as:
• net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
• foreign currency gains (losses)
• interest income on cash and cash equivalents
• equity in net earnings (losses) from significantly influenced companies
• other miscellaneous income or expense.

Management’s Discussion and Analysis

representatives, the high volume of calls meant customers experienced slower response times during the second half of the year.
     Our blended churn of 1.3% per month and postpaid churn of 1.1% per month reflect improvements of 0.1 and 0.2 percentage points over 2003. This was achieved despite the migration to the new billing platform and increased competitive pressures.
     We continue to see ongoing growth prospects in the wireless market for 2005, given that Canadian wireless penetration still lags behind levels achieved in other countries, such as the United States. We expect our wireless revenues will increase due to expected continued subscriber and ARPU growth. We anticipate that our recently announced price increases for some of our value-added services and increased usage of wireless data services such as text and picture messaging, as well as web browsing, will stimulate ARPU growth.

Data

Data revenues decreased 2.1% or $77 million to $3,640 million in 2004, compared to 2003, in spite of the growth in high-speed Internet services and revenues related to business acquisitions. This was because of:

  declines from competitive pricing and volume pressures, including wholesale customers migrating traffic onto their own networks lower revenues related to the completion of the mechanical construction of the Government of Alberta SuperNet our exit from the low-margin cabling business
  the completion of the Hydro-Québec outsourcing contract.

The number of high-speed Internet subscribers increased by 350,000 in 2004, resulting in 1,808,000 subscribers at December 31, 2004. The subscriber growth achieved this year was similar to that of last year, even as competition increased. At the end of 2004, we had a total of 743,000 dial-up customers compared to 869,000 last year.
     In 2005, we expect revenue erosion in our legacy data services as customers migrate to IP, offset by continued growth in high-speed Internet services, value-added solutions and acquisitions.

Video

See Segmented Analysis – Consumer for a discussion of revenues from our video services.

Terminal Sales and Other

Terminal sales and other revenues increased 3.1% or $48 million to $1,580 million in 2004, compared to 2003. This increase reflected:

  higher sales of wireless handsets, satellite dishes and receivers higher revenues related to business acquisitions.

Other Items

Other Income

Other income increased 135% or $236 million to $411 million in 2004, compared to 2003. The increase was a result of higher net gains on investments and other miscellaneous income. These were partly offset by lower foreign currency gains and lower interest income.
     Net gains on investments of $319  million in 2004 included:

  a gain of $108 million from the sale of our remaining 3.24% interest in YPG in the third quarter, for net cash proceeds of $123 million

58    Bell  Canada Enterprises 2004 Annual Report

Non-Controlling Interest

The non-controlling interest in the statements of operations reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.

  a gain of $217 million from the sale of our 15.96% interest in MTS in the third quarter, for net cash proceeds of $584 million partly offset by net losses on other investments of $6 million.

Capital loss carryforwards fully sheltered the taxes on these gains.
     Net gains on investments of $76  million in 2003 included:

  a $120 million gain from the sale of a 3.66% interest in YPG in the fourth quarter, for net cash proceeds of $135 million a $44 million loss from the write-down of a number of our cost-accounted investments.

In April 2003, we entered into forward contracts to hedge US$200 million of long-term debt at Bell Canada that previously had not been hedged. This removed the foreign currency risk on the principal amount of that debt.
     Lower interest income in 2004 was a result of lower average cash balances.

Interest Expense

Interest expense declined 9% or $100 million to $1,005 million in 2004, compared to 2003. This was a result of a lower average debt level of approximately $1,370 million in 2004, mainly from the positive free cash flows achieved in the last two years. The average interest rate on our debt in 2004 and 2003 was 7.1% .

Income Taxes

Income taxes declined 37% or $409  million to $710 million in 2004, compared to 2003. The decline was mainly due to:

  lower pre-tax earnings
  no tax on the $325 million of gains on the sale of MTS and YPG due to the availability of capital loss carryforwards partly offset by $45 million of restructuring charges that were not tax-effected the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

As a result of these items, the effective tax rate was 29.8% in 2004, compared to 35.1% in 2003.

Non-Controlling Interest

Non-controlling interest decreased 13.4% or $27 million to $174 million in 2004, compared to 2003. The decrease was a result of:

  a higher net loss at Bell West, mainly due to the loss on the Government of Alberta contract lower net earnings at Aliant because of the labour disruption and the restructuring charge.

The decrease was partly offset by higher net earnings at Bell Globemedia.

Discontinued Operations

The net gain from discontinued operations of $26 million in 2004 consisted of:

  a gain of $58 million on the sale of our 63.9% interest in Emergis in the second quarter our share of Emergis’ operating losses of $44 million.

The net loss from discontinued operations of $56 million in 2003 consisted of a loss of $160 million relating to Emergis’ sale of its US Health operations in the fourth quarter.
     The loss was partly offset by:

  net gains of $56 million on our share of Aliant’s sales of its emerging business and remote communication segments net gains of $39 million from the use of available capital loss carryforwards that were applied against taxes payable on Bell Canada’s sale of its 3.66% interest in YPG and Aliant’s sale of its investment in Stratos our share of operating gains from the discontinued businesses of $9 million.

Extraordinary Gain

We purchased the Canadian operations of 360networks in the fourth quarter of 2004 for $293 million in cash. The fair value of the net assets acquired exceeded the purchase price by approximately $227 million. For accounting purposes, the excess was eliminated by:

  reducing the amounts assigned to the acquired non-monetary assets (e.g., capital and intangible assets) to zero recognizing the balance of $69 million as an extraordinary gain.

59   Bell  Canada Enterprises 2004 Annual Report

 Financial and Capital
Management
 This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Capital Structure
 Our capital structure shows how much of our net assets are financed by debt and equity.

Management’s Discussion and Analysis Financial and Capital Management Capital Structure
AT DECEMBER 31	2004	2003

Debt due within one year	1,276	1,519
Long-term debt	11,809	12,381
Less: cash and cash equivalents	(380)	(585)

Total net debt	12,705	13,315

Non-controlling interest	2,914	3,403
Total shareholders’ equity	14,032	13,573

Total capitalization	29,651	30,291

Net debt to capitalization	42.8%	44.0%

Outstanding share data (in millions)
Common shares	925.9	924.0
Stock options	28.5	25.8

Net Debt to Capitalization Ratio

Our net debt to capitalization ratio was 42.8% at the end of 2004, an improvement from 44.0% at the end of 2003. This was a result of improvements in net debt and total shareholders’ equity, which was partly offset by lower non-controlling interest.
     Net debt improved by $610 million to $12,705 million in 2004. This was mainly from:

  $898 million of free cash flow in 2004
  approximately $1 billion of net cash proceeds from the disposition of our 15.96% interest in MTS ($584 million), our 63.9% interest in Emergis ($315 million) and our remaining 3.24% interest in YPG ($123 million).

These were partly offset by the $1.3 billion invested in business acquisitions in 2004.
     Non-controlling interest declined $489  million in 2004 due to Bell Canada’s purchase of MTS’ 40% interest in Bell West and the sale of our investment in Emergis.
     Total shareholders’ equity increased $459  million to $14,032 million in 2004. This was mainly due to the $413 million of net earnings remaining after the dividends we declared on common and preferred shares in 2004.

Outstanding Share Data

We had 925.9 million common shares outstanding at the end of 2004, an increase of 1.9 million over 2003. The increase was entirely from the exercise of stock options in 2004.
     The number of stock options outstanding at the end of 2004 was 28.5 million, an increase of 2.7 million over 2003. The weighted average exercise price of the stock options outstanding at December 31, 2004 was $32. Of the total outstanding stock options at December 31, 2004, 14.6  million were exercisable at a weighted average exercise price of $34. In 2004:

  5.9 million stock options were granted
  2 million of previously granted options were exercised
  1.2 million of previously granted options expired or were forfeited.

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised.

Cash Flows

We generated free cash flow for the year totalling $898 million or $1,092 million before restructuring and other items. Compared to 2003, free cash flow was down $691 million, mainly reflecting the $449 million decline in cash from operating activities and higher capital expenditures of $197 million.
     We are targeting positive free cash flow generation in 2005, mainly from recurring sources. Beyond 2005, we anticipate generating higher sustainable free cash flow as we anticipate realizing the full benefit from our expected cost savings and reducing capital spending levels.

60    Bell Canada Enterprises 2004 Annual Report

The table below is a summary of the flow of cash into and out of BCE in 2004 and 2003.
	2004	2003

Cash from operating activities	5,519	5,968
Capital expenditures	(3,364)	(3,167)
Other investing activities	124	62
Cash dividends paid on common shares	(1,108)	(1,029)
Cash dividends paid on preferred shares	(85)	(61)
Cash dividends paid by subsidiaries to non-controlling interest	(188)	(184)

Free cash flow	898	1,589

Business acquisitions	(1,299)	(115)
Business dispositions	20	55
Change in investments accounted for under the cost and equity methods	655	163
Net issuance of equity instruments	32	172
Net repayment of debt instruments	(740)	(1,781)
Financing activities of subsidiaries with third parties	(50)	24
Cash provided by discontinued operations	193	355
Other financing activities	(51)	(46)

Net increase (decrease) in cash and cash equivalents	(342)	416

Cash from Operating Activities

Cash from operating activities decreased 7.5% or $449 million to $5,519 million in 2004, compared to  2003. This was mainly a result of less favourable changes in working capital that were mostly due to:

  one-time cash tax refunds of $440 million that were received in 2003 an increase of $129 million in restructuring payments in 2004 relating to the employee departure program at Bell Canada.

These were partly offset by:

  improved operating performance in 2004 as a result of higher EBITDA and lower interest costs a $75 million settlement payment received from MTS in the third quarter of 2004.

Capital Expenditures

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $3,364 million in 2004, or 17.5% of revenues. This was 6.2% or $197 million higher than capital expenditures of $3,167 million, or 16.9% of revenues, in 2003. The increase reflects a mix of:

  higher spending in the growth areas of the business, such as the migration to one national IP-MPLS network, our VDSL deployment and DSL footprint expansion strategies, and productivity enhancement initiatives higher spending for construction of Telesat’s new satellites lower spending in the legacy areas.

Bell Canada’s capital expenditures accounted for 90% of our consolidated capital expenditures in 2004. Bell  Canada’s consolidated capital intensity ratio increased to 18.0% in 2004, compared to 17.4% in 2003.
     In 2005, we are targeting a slightly higher capital intensity ratio at Bell Canada to support our continued investments in our key strategic priorities of enhancing the customer experience, reliable bandwidth and next-generation services. See Our Strategic Priorities.

Other Investing Activities

Cash from other investing activities totalled $124 million in 2004. This included $179 million of insurance proceeds that Telesat received for a progressive power failure on the Anik F1 satellite.
     Cash from other investing activities of $62  million in 2003 included:

  $83 million of proceeds from the settlement of dividend rate swaps. These swaps hedged dividend payments on some of BCE Inc.’s preferred shares.
  $68 million of insurance proceeds that Telesat and Bell ExpressVu received for a malfunction on the Nimiq  2 satellite.

Other items relate to changes in long-term notes receivable and payments by Bell Globemedia relating to CRTC benefits owing on previous business combinations.

Cash Dividends Paid on Common Shares

We paid a dividend of $1.20 per common share in 2004, which is the same as the dividend we paid in 2003.
     We realized a cash benefit of $73 million in 2003 because we issued shares from treasury to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective the first quarter of 2004, we started buying all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This removed the possibility of any further cash benefits through issuing shares from treasury.

61    Bell Canada Enterprises 2004 Annual Report

Debt Instruments
 We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

Management’s Discussion and Analysis

     Total dividends paid on common shares increased 7.7% or $79 million to $1,108 million in 2004, compared to 2003.

Business Acquisitions

We invested $1,299 million in business acquisitions in 2004. This consisted of:

  Bell Canada’s acquisition of MTS’ 40% interest in Bell West in the third quarter for $646  million
  Bell Canada’s acquisition of the Canadian operations of 360networks in the fourth quarter for $293 million our 28.9% proportionate share of the cash paid for CGI’s acquisition of AMS in the second quarter for $171 million other business acquisitions at Bell Canada, Aliant and CGI, totalling $189 million.

We invested $115 million in business acquisitions in 2003. This consisted mainly of:

  our proportionate share of the cash paid for CGI’s acquisition of Cognicase Inc. in the first quarter
  Bell Canada’s purchase of an additional 30% interest in Connexim, Limited Partnership in the fourth quarter, which increased its total interest to 100%.

Business Dispositions

We did not have any significant business dispositions in 2004.
     We received $55 million for business dispositions in 2003. This related to Bell Canada’s sale of its 89.9% ownership interest in Certen Inc. in the third quarter. Bell Canada received $89 million in cash, which was reduced by $34 million Certen had in cash and cash equivalents at the time of sale.

Change in Investments Accounted for under the Cost and Equity Methods

In the third quarter of 2004, we sold our remaining 3.24% interest in YPG for net cash proceeds of $123  million and our 15.96% interest in MTS for net cash proceeds of $584 million.
     In the fourth quarter of 2003, we sold a 3.66% interest in YPG for net cash proceeds of $135 million and Bell Globemedia sold its 14.5% interest in Artisan Entertainment Inc. for net cash proceeds of $24 million.

Equity Instruments

We did not have any significant issues or redemptions of equity instruments in 2004.
     In the first quarter of 2003, BCE   Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.

Debt Instruments

We made $740 million in debt repayments (net of issues) in 2004:

  Bell Canada repaid $952 million in debentures
  Aliant repaid $100 million in medium-term notes
  BCE Inc. redeemed all of its outstanding Series P retractable preferred shares for $351 million.

Most of the issues were at Bell Canada, which issued $450 million in debentures, and Bell Globemedia, which issued $300 million of senior notes.
     We made $1.8 billion in debt repayments (net of issues) in 2003:

  Bell Canada repaid $1.4 billion in debentures
  Bell Canada Holdings Inc. repaid $314 million of equity-settled notes
  Bell Globemedia repaid $240  million of its credit facilities.

We also repaid $295 million of notes payable and bank advances. The issues were mainly at Bell Canada, which issued $600 million in debentures, and Bell Globemedia, which issued $300 million of senior notes.
     The combined debt of BCE Inc., Bell Canada and Aliant makes up 93% of our total debt portfolio. The average annual interest rate on our total debt was approximately 7.1% in 2004 and 2003.
     On February  11, 2005, Bell Canada issued $700 million in Series M-18 Medium Term Note Debentures having a maturity date of February 15, 2017 and a fixed interest rate of 5.00% . Following the issuance, Bell Canada swapped the fixed interest rate to a floating rate. The net proceeds from the issuance of the debentures will be used to repay maturing short-term debt and for general corporate purposes.

62    Bell Canada Enterprises 2004 Annual Report

Credit Ratings
 The interest rates we pay are partly based on the quality of our credit ratings, which were all investment grade at March 2, 2005. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.

Cash Relating to Discontinued Operations

Cash from discontinued operations was $193 million in 2004. This consisted mainly of net cash proceeds of $315 million from the sale of our investment in Emergis, which were partly offset by the deconsolidation of Emergis’ cash on hand of $137 million at December 31, 2003.
     Cash from discontinued operations was $355  million in 2003. This consisted mainly of net cash proceeds of $320 million on Aliant’s sale of its 53.2% interest in Stratos.

Credit Ratings

The table below lists our key credit ratings at March 2, 2005.

		BCE INC.			BELL CANADA

	S&P(1)	DBRS(2)	MOODY’S(3)		S&P(1)	DBRS(2)	MOODY’S(3)

Commercial paper	A-1 (mid) /	R-1 (low) /	P-2	/	A-1 (mid) /	R-1 (mid) /	P-2	/
	stable	stable	stable		stable	stable	stable

Extendable commercial notes	A-1 (mid) /	R-1 (low) /			A-1 (mid) /	R-1 (mid) /
	stable	stable	–		stable	stable	–

Long-term debt			Baa1 /			A (high) /	A3	/
	A– / stable	A / stable	stable		A / stable	stable	stable

Preferred shares	P-2 (high) /	Pfd-2 /			P-2 (high) /	Pfd-2 (high) /
	stable	stable	–		stable	stable	–

(1) Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P) (2) Dominion Bond Rating Services Limited (DBRS) (3) Moody’s Investors Service, Inc. (Moody’s)

Liquidity

Our plan is to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting to have positive free cash flow in the short term and in the long term.
     We expect to repay contractual obligations maturing in 2005 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.

Cash Requirements

In 2005, we will need cash mainly for capital expenditures, dividend payments, the payment of contractual obligations and other cash requirements.

Capital Expenditures

We spent $3.4 billion on capital expenditures in 2004, representing 17.5% of our revenues for the year. Our target is for Bell Canada’s capital expenditures to be in the range of 18% to 19% of its total revenues in 2005.

Dividends

In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. As a result, starting with the quarterly dividend to be paid on April 15, 2005, subject to being declared by the board of directors, we expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $305 million, based on the revised dividend policy. This assumes that there are no significant changes to the number of outstanding common shares. These quarterly dividends equal $0.33 per common share, based on approximately 925 million common shares outstanding at December 31, 2004.

Contractual Obligations

The table on the next page is a summary of our contractual obligations at December 31, 2004 that are due in each of the next five years and after 2009.

63    Bell Canada Enterprises 2004 Annual Report

Management’s Discussion and Analysis
						AFTER
	2005	2006	2007	2008	2009	2009	TOTAL

Long-term debt (excluding capital leases)	1,018	989	1,726	1,091	1,701	6,000	12,525
Notes payable and bank advances	155	–	–	–	–	–	155
Capital leases	103	70	59	47	31	95	405
Operating leases	399	296	258	232	209	1,459	2,853
Commitments for capital expenditures	210	121	45	2	2	28	408
Other purchase obligations	576	375	231	184	175	401	1,942
Other long-term liabilities (including current portion)	97	86	91	79	78	–	431

Total	2,558	1,937	2,410	1,635	2,196	7,983	18,719

Long-term debt and notes payable and bank advances include $123 million drawn under our committed credit facilities. They do not include $414 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,461 million.
     The imputed interest to be paid on capital leases is $106  million.
     Rental expense relating to operating leases was $406 million in 2004, $368 million in 2003 and $356 million in 2002.
     Our commitments for capital expenditures include investments to expand and update our networks and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
     Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2004.
  Bell Globemedia’s obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities were $130 million at December 31, 2004.

At December 31, 2004, we had other long-term liabilities that are not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

We did not include deferred revenue and gains on assets because they do not represent future cash payments.

Other Cash Requirements

Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.

Off-Balance Sheet Arrangements

Guarantees – As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum amount we might be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 25 to the consolidated financial statements for more information.

64    Bell Canada Enterprises 2004 Annual Report

Securitization of accounts receivable – Bell  Canada and Aliant have agreements in place to provide us with a less expensive form of financing than debt financing.
     Under the agreements, Bell Canada and Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,125  million.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers.
     These agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to finance approximately $1,125  million by issuing debt or equity. See Note 11 to the consolidated financial statements for more information.

Derivative Instruments

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares. We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net liability of $121 million at December  31, 2004. Their fair values amounted to a net liability of $167 million. See Note 20 to the consolidated financial statements for more information.

Litigation

We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December  31, 2004, based on information currently available, management believes that these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2004 in the BCE 2004 AIF, and in Note 24 to the consolidated financial statements.

Commitment under the Deferral Account

The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $202 million at December 31,  2004. We expect to clear most of this amount in 2005 by implementing various initiatives.

Provision for Contract Loss

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December   2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

Sources of Liquidity

While we do not expect a cash shortfall in the foreseeable future, we expect to cover any shortfall through the financing facilities we currently have in place.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. If necessary, we can supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.

65    Bell Canada Enterprises 2004 Annual Report

Risks that Could Affect
Our Business
 This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.

Management’s Discussion and Analysis The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2004.
		NON-
	COMMITTED	COMMITTED	TOTAL

Commercial paper credit lines	1,290	2,000	3,290
Other credit facilities	1,171	411	1,582

Total	2,461	2,411	4,872

Drawn	537	–	537
Undrawn	1,924	2,411	4,335

BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1.3 billion at December 31, 2004.
     BCE Inc., Bell Canada and Aliant had $135 million in commercial paper outstanding at December 31, 2004.
     BCE Inc. and Bell Canada can issue Class E notes under their commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. BCE Inc. may issue up to $360 million of Class E notes and Bell Canada may issue up to $400 million. BCE Inc. and Bell Canada had no Class E notes outstanding at December 31, 2004.
     The drawn portion of our total credit facilities includes $414  million in letters of credit under our committed facilities.

Risks that Could Affect Our Business

Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

Risks that Could Affect All BCE  Group Companies

Strategies and Plans

We plan to achieve our business objectives through various strategies and plans.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada, with an overall objective to take a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

  deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require create the next-generation services to drive future growth.

Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.
     We will need to spend capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the returns from these investments could differ materially from our current expectations.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

Economic and Market Conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

66    Bell Canada Enterprises 2004 Annual Report

Competition
 Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing Competition

We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications, media, television, satellite and information technology service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors may emerge from restructurings in the future with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. Over the past two years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. It is impossible to predict the outcome of the government’s review or to assess how any change in foreign ownership restrictions may affect us because the government has not completed its review of these matters.

Wireline and Long Distance

We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as inter-exchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.
     Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their earnings.
     These competitive factors suggest that our wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services, but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance will be negatively and materially affected.

67    Bell Canada Enterprises 2004 Annual Report

Anticipating
Technological Change
 We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies and upgrade existing ones.

Management’s Discussion and Analysis

Internet Access

Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell  Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless

The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Video

Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell  ExpressVu.

Improving Productivity and Containing Capital Intensity

We continue to implement several productivity improvements while containing our capital intensity. There will be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, each year between 2002 and 2004, we were required to reduce the price of certain services offered by the Bell Canada companies that are subject to regulatory price caps, and may be required to do so again in 2005. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive, and we may have to continue doing so in the future. The profits of the Bell  Canada companies will decline if they cannot reduce their expenses at the same rate. There would also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating Technological Change

We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions were introduced or existing ones extended.
     The Bell Canada companies are in the process of moving their core circuit-based infrastructure to IP technology. As part of this move, the Bell Canada companies also plan to discontinue certain services that are based on circuit-based infrastructure. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve improvements as expected.

68    Bell Canada Enterprises 2004 Annual Report

Liquidity
 Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.

Litigation, Regulatory Matters and Changes in Laws

Please see the BCE   2004 AIF for a detailed description of:

  the principal legal proceedings involving BCE

  certain regulatory initiatives and proceedings affecting the Bell Canada companies.

Please also see Risks that Could Affect Certain BCE  Group Companies – Bell Canada Companies – Changes to Wireline Regulation in this MD&A for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada companies.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity

In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as backup facilities for issuing commercial paper. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

Making Acquisitions

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

Litigation, Regulatory Matters and Changes in Laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations (including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes) could also materially and negatively affect us.

69    Bell Canada Enterprises 2004 Annual Report

Funding and Control
of Subsidiaries
 BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may in the future continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so.

Renegotiating Labour Agreements
 Approximately 41% of our employees are represented by unions and are covered by collective agreements.

Management’s Discussion and Analysis

Funding and Control of Subsidiaries

If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. The announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada, respectively. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. See Legal proceedings we are involved in in the BCE 2004 AIF for a description of these lawsuits. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources in responding to any such claim.

Pension Fund Contributions

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs recently offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings.
     If returns on pension plan assets decline in the future or if interest rates decline further, the surpluses will also continue to decline. This could have a material and negative effect on our results of operations.
     We expect to contribute approximately $200  million to our defined benefit pension plans in 2005, subject to the completion of actuarial valuations. Following the completion of such actuarial valuations, we might have to make contributions to our defined benefit pension plans in 2005 in excess of the expected amount of approximately $200 million, which could have a negative effect on BCE Inc.’s liquidity.

Renegotiating Labour Agreements

The following important collective agreements have expired:

  the collective agreements between CTV Television Inc. and its employees in Calgary and Edmonton, representing approximately 150 employees, which expired on September 30, 2004 the collective agreement between CTV Television Inc. and its employees in Ottawa, representing approximately 65 employees, which expired on December 31, 2004.

Negotiations continue regarding the renewal of both collective agreements.
     The following important collective agreements expire on or before December 31,  2005:

  the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations began in March 2005.
  certain collective agreements, representing approximately 170 CTV Television Inc. employees, which expire as follows:
  – Sault Ste. Marie on April 8, 2005
  – RDS Montréal on April 15, 2005
  – Cape Breton, New Brunswick, North Bay and Saskatoon on August  31, 2005
  the collective agreement representing approximately 395 employees at The Globe and Mail, which expires on July 1,  2005.

70    Bell Canada Enterprises 2004 Annual Report

Holding Company Structure
 BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies.

Stock Market Volatility
 The stock markets have experienced significant volatility over the past few years, which has affected the market price and trading volumes of the shares of many telecommunications companies, in particular.

Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. Bell Canada has established a program to implement a number of measures to help minimize disruptions and seek to ensure that customers continue to receive normal service during labour disruptions. There can be no assurance that a strike, if one occurs, would not disrupt service to Bell Canada’s customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.

Events Affecting Our Networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

Software and System Upgrades

Many aspects of the BCE group companies’ businesses including, but not limited to, the provision of telecommunication services and customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. The implementation of system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly hurt our customer relationships and businesses and have a material and adverse effect on our results of operations.

Risks that Could Affect BCE Inc.

Holding Company Structure

BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They are not required to pay dividends or make any other distributions to BCE Inc.

Stock Market Volatility

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Risks that Could Affect Certain BCE Group Companies

Bell Canada Companies

Contract with the Government of Alberta

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the

71    Bell Canada Enterprises 2004 Annual Report

Decisions of Regulatory Agencies
 The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that such decisions of the CRTC, and in particular the decisions dealing with prices at which we must provide such access, may adversely affect our business and results of operations.

Competitor Digital Network Service
 The CRTC released Decision 2005-6 on February 3, 2005, regarding Competitor Digital Network (CDN) services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.

Management’s Discussion and Analysis

Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

Changes to Wireline Regulation

Second Price Cap Decision

In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require the Bell Canada companies to reduce prices for these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19,  2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services
  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads and when the Public Switched Telephone Network (PSTN) is busy and experiencing call blocking conditions.

On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada
  recovery of costs and lost revenue resulting from a number of events that were beyond its control.

It is expected that this proceeding will close in the second half of 2005.
     If the CRTC does not approve these proposals, there is a risk that the funds in Bell Canada’s and Aliant’s deferral accounts could be used in a way that could have a negative financial effect on them.

Competitor Digital Network Service

The CRTC’s decision concerning CDN services includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as buyers of those services elsewhere in Canada. The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only, and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated, through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file the estimated drawdown from the deferral account with the CRTC within 30 days of this decision.

72    Bell Canada Enterprises 2004 Annual Report

Retail Quality of Service Indicators

As part of the second price cap decision, incumbent telephone companies are also subject to an interim penalty mechanism for retail quality of service. Under this mechanism, these companies could pay a penalty of up to 5% of their annual revenues from total local retail, business and residential services that are regulated. For Bell Canada, the potential penalty amount could be as much as approximately $262 million annually.
     The interim penalty mechanism covers 13 retail quality-of-service indicators. If a company does not meet the CRTC’s average annual standard for any of these indicators, the penalty could range from $5 million to $20 million for each indicator that is not met on an annual average basis. The amount of penalty payable would be based on how much the actual results for each indicator deviated from the CRTC standard.
     This mechanism is currently under review in the proceeding initiated by Public Notice 2003-3, Retail quality of service rate adjustment plan and related issues, and a decision has not yet been made. Based on actual results year-to-date, we do not expect Bell Canada to face any penalties for the penalty period of July 1, 2004 to June 30, 2005.

Decision on Incumbent Affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call-Net Application Concerning Customer-Specific Arrangements

On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. This could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public Notice on Changes to Minimum Prices

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of incumbent telephone companies and for how they price their services,

73    Bell Canada Enterprises 2004 Annual Report

Licences and Changes to Wireless Regulation
 Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

Management’s Discussion and Analysis

service bundles and customer contracts. The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June  25, 2004.
     If the CRTC determines the proposals are to be implemented as proposed, the Bell Canada companies will be required to increase the minimum prices they charge for regulated services. This would negatively limit their ability to compete.

Application Seeking Consistent Regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell  Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7,  2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to make or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell  Canada filed reply comments on October 13, 2004.
     A decision is expected in the second quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other incumbent telephone companies but not the VoIP services provided by certain other competitors, cable companies in particular. These proceedings could determine the rules for competition with other service providers and limit the ability of Bell Canada companies to compete in the future.
     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005–2006 Work Plan. If cable companies and the incumbent telephone companies are subject to different regulations for similar services, and specifically for similar bundles of services, the incumbent telephone companies would be at a competitive disadvantage which could have a material and negative effect on their revenues and profitability.

Licences for Broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August  31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

Licences and Changes to Wireless Regulation

As a result of an Industry Canada decision, the cellular and PCS licences of Bell Mobility and of Aliant Telecom Inc. and MT&T Mobility Inc. (two subsidiaries of Aliant), which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term,

74    Bell Canada Enterprises 2004 Annual Report

there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Revenue from Major Customers

A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

Voluntary Departure Programs

In 2004, we announced an early retirement program and early departure program for Bell Canada employees. We estimate annual savings of approximately $390 million relating to these programs because of lower salaries, bonuses and non-pension benefits. There is a risk that the amount we expect to save each year from these programs will be lower than expected if, for example, we incur outsourcing, replacement and other costs.

Competition Bureau’s Investigation Concerning System Access Fees

On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation.
     SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the contribution tax charged by the CRTC to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.

Increased Accidents from Using Cellphones

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect the business of the Bell Canada companies.

Health Concerns about Radio Frequency Emissions

It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless

75    Bell Canada Enterprises 2004 Annual Report

Bell ExpressVu Bell ExpressVu currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3, for its video services. Telesat operates or directs the operation of these satellites.

Management’s Discussion and Analysis

technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

Bell ExpressVu

In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat reached an agreement with DirecTV for an existing spare in-orbit satellite (Nimiq 3). Telesat received approval from Industry Canada to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat to lease the full capacity of Nimiq 3.
     Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities that operate the satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that Could Affect Certain BCE Group Companies – Telesat for more information on the risks relating to Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu introduced a smart card swap for its authorized digital receivers beginning in 2004, that is designed to block unauthorized reception of Bell ExpressVu signals. The smart card swap is being introduced in phases and is expected to be completed in the second half of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty the possibility that security may be compromised at some point in the future.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Superior Court of Québec. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

Bell Globemedia

Dependence on Advertising

A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition,

76    Bell Canada Enterprises 2004 Annual Report

the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing Fragmentation in Television Markets

Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues from Distributing Television Services

A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors who are mainly cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased Competition for Fewer Print Customers

Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and commuter papers in Toronto has increased competition, while the total circulation and readership of Canadian newspapers have continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast Licences and CRTC Decisions

Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change. While these are expected to be renewed at the appropriate times, there can be no assurance that any or all of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time that affect the industry as a whole or CTV in particular may have a material and negative effect on Bell Globemedia.

Telesat

Satellite Risks

There is a risk that the delivery of Telesat’s satellites under construction could be delayed as a result of delays in the construction of the satellites, delays in the construction of the launch vehicle, the failure of a launch vehicle that is similar to the model which Telesat intends to use to launch a satellite, or the unavailability of a reliable launch opportunity. A delay in delivery could have an adverse effect on Telesat’s ability to provide service and could result in additional costs. Telesat seeks to mitigate the impact of such a delay through various contractual measures including late delivery charges and by planning for contingency measures as required.
     There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched and deployed. Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. Telesat has a number of measures in place that seek to protect itself against continuity of service risk. These measures include engineering satellites with onboard redundancies, including spare equipment on the satellite, standard testing programs that provide high confidence of performance levels, or retaining and obtaining redundant capacity on either the same or another in-orbit satellite, and the purchase of insurance.

77    Bell Canada Enterprises 2004 Annual Report

Our Accounting Policies
 This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

Employee Benefit Plans
 We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for some of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

Management’s Discussion and Analysis

     Where insurance coverage is available on commercially reasonable terms and conditions, Telesat seeks to protect itself against some of the consequences of launch and in-orbit failures by purchasing satellite insurance. However, there is no assurance that Telesat will be able to obtain or renew launch and in-orbit insurance coverage for its satellites for the full satellite value, nor is there any assurance that coverage will be obtained at a favourable premium rate.
     Telesat currently maintains insurance on in-orbit satellites as follows:

  Nimiq 1 – insured until the second quarter of 2005 for approximately its book value;
  Anik F2 – insured until the third quarter of 2007 for approximately two thirds of its book value. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $110 million to $115 million.

In December 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3 (formerly DirecTV3) a satellite that complements the capacity of Nimiq 1 and 2 and which, following operational changes, could be used to provide capacity and continuity of service in the event of a failure of either Nimiq 1 or Nimiq 2.
     In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. Telesat believes some of the satellite’s core services will be affected by mid-to-late 2005. Anik F1R is expected to replace Anik F1 in time to ensure that service to Anik F1’s customers will not be interrupted. Telesat had insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004, Telesat and its insurers reached a final settlement agreement. The settlement calls for an initial payment to Telesat in 2004 of US$136.2  million, which has already been received, and an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US$49.1  million or a pro-rated repayment of up to a maximum of US$36.1 million to be made by Telesat to the insurers. Currently, power levels are continuing to degrade as predicted.
     In December  2004, Telesat received commitments for launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik  F1R, subject to the completion of documentation.
     Telesat has signed a contract with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Anik F3 satellite. Anik F3 is expected to be available for service in the second half of 2006. During 2005, subject to insurance availability and market conditions, Telesat will review and, if appropriate, commence the placement of launch and in-orbit insurance coverage for Anik F3. However, there is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the full value of Anik F3, nor is there any assurance that coverage will be obtained at a favourable premium rate.

Our Accounting Policies

Critical Accounting Estimates

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
     We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.

Employee Benefit Plans

We perform a valuation at least every three years to determine the actuarial present value of the accrued

78    Bell Canada Enterprises 2004 Annual Report

Discount Rate
 The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

Discount Rate

We determine the appropriate discount rate at the end of every year. Our discount rate was 6.2% at December 31, 2004, a decrease from 6.5% at December 31, 2003. The table below shows the impact on the net benefit plans cost for 2005 and the accrued benefit asset at December 31, 2005 of a 0.5% increase and a 0.5% decrease in the discount rate.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2005	2005

Discount rate increased to 6.7%
Consumer	(27)	27
Business	(24)	24
Aliant	(12)	12
Other Bell Canada	(12)	12
Other BCE	(5)	5

Total	(80)	80

Discount rate decreased to 5.7%
Consumer	28	(28)
Business	25	(25)
Aliant	10	(10)
Other Bell Canada	12	(12)
Other BCE	5	(5)

Total	80	(80)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2004, which is the same as it was in 2003. The table below shows the impact on the net benefit plans cost for 2005 and the accrued benefit asset at December 31, 2005 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

.		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2005	2005

Expected rate of return increased to 8.0%
Consumer	(24)	24
Business	(21)	21
Aliant	(5)	5
Other Bell Canada	(10)	10
Other BCE	(5)	5

Total	(65)	65

Expected rate of return decreased to 7.0%
Consumer	24	(24)
Business	21	(21)
Aliant	5	(5)
Other Bell Canada	10	(10)
Other BCE	5	(5)

Total	65	(65)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.

79    Bell Canada Enterprises 2004 Annual Report

Goodwill Impairment
 We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.

Contingencies
 We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

Management’s Discussion and Analysis

Goodwill Impairment

We generally measure for impairment using a projected discounted cash flow method and confirm our assessment using other valuation methods. If the asset’s carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and many others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2004 or 2003.

Contingencies

We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December  31, 2004. We have not made any significant changes to our estimates in the past two years.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing. Each of our operating segments may be affected.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     There were no significant changes to the estimates we made in the past two years.

Recent Changes to Accounting Standards

Please see Note 1 to the consolidated financial statements for more information about the accounting policies we adopted in 2004. These are the result of new accounting standards for:

  impairment of long-lived assets
  asset retirement obligations
  hedging relationships.

80    Bell Canada Enterprises 2004 Annual Report

Future Changes to Accounting Standards

Financial Instruments

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1,  2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our consolidated financial statements.

Comprehensive Income

The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October  1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
     Adopting these sections on January 1, 2007 will require us to start reporting the following items in the consolidated financial statements:

  comprehensive income and its components
  accumulated other comprehensive income and its components.

Financial Instruments – Recognition and Measurement

The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement. The section is effective for fiscal years beginning on or after October  1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
     This section requires that:

  all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

  changes in the fair value of a hedged item and a hedging item changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

81    Bell Canada Enterprises 2004 Annual Report

This section of our annual report contains the audited consolidated financial statements of BCE and detailed notes with explanations and additional information.

The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. They also include details about our results that do not appear in the financial statements.

BCE consists of many businesses, including subsidiaries and joint ventures. We present the financial information for all of our holdings as one consolidated company.

Except in the auditors’ report, we, us, our and BCE  mean BCE Inc., its subsidiaries and joint ventures.

Consolidated Financial Statements

Management’s Report

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the audit committee’s other responsibilities on page 123 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.

Michael J. Sabia
President and Chief Executive Officer

Siim A. Vanaselja
Chief Financial Officer

Karyn A. Brooks
Vice-President and Controller

March 2, 2005

Auditors’ Report

To the Shareholders of BCE Inc.:

We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of BCE Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December  31, 2004, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Montréal, Canada
March 2, 2005

82    Bell Canada Enterprises 2004 Annual Report

Consolidated Statements of Operations
FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTES	2004	2003	2002

Operating revenues		19,193	18,737	18,900

Operating expenses		(11,629)	(11,327)	(11,516)
Amortization expense		(3,108)	(3,100)	(3,024)
Net benefit plans (cost) credit	23	(256)	(175)	33
Restructuring and other items	4	(1,224)	(14)	(768)

Total operating expenses		(16,217)	(14,616)	(15,275)

Operating income		2,976	4,121	3,625
Other income	5	411	175	2,408
Impairment charge	6	–	–	(765)
Interest expense	7	(1,005)	(1,105)	(1,120)

Pre-tax earnings from continuing operations		2,382	3,191	4,148
Income taxes	8	(710)	(1,119)	(1,614)
Non-controlling interest		(174)	(201)	(663)

Earnings from continuing operations		1,498	1,871	1,871
Discontinued operations	9	26	(56)	536

Net earnings before extraordinary gain		1,524	1,815	2,407
Extraordinary gain	3	69	–	–

Net earnings		1,593	1,815	2,407
Dividends on preferred shares		(70)	(64)	(59)
Premium on redemption of preferred shares		–	(7)	(6)

Net earnings applicable to common shares		1,523	1,744	2,342

Net earnings (loss) per common share – basic	10
Continuing operations		1.55	1.96	2.11
Discontinued operations		0.03	(0.06)	0.55
Extraordinary gain		0.07	–	–

Net earnings		1.65	1.90	2.66
Net earnings (loss) per common share – diluted	10
Continuing operations		1.55	1.95	2.09
Discontinued operations		0.03	(0.06)	0.53
Extraordinary gain		0.07	–	–

Net earnings		1.65	1.89	2.62
Dividends per common share		1.20	1.20	1.20
Average number of common shares outstanding – basic (millions)		924.6	920.3	847.9

Consolidated Statements of Deficit
FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTES	2004	2003	2002

Balance at beginning of year, as previously reported		(5,830)	(6,435)	(7,686)
Accounting policy change for asset retirement obligations	1	(7)	(7)	(7)

Balance at beginning of year, as restated		(5,837)	(6,442)	(7,693)
Consolidation of variable interest entity	1	–	(25)	–
Net earnings		1,593	1,815	2,407
Dividends declared on common shares		(1,110)	(1,105)	(1,031)
Dividends declared on preferred shares		(70)	(64)	(59)
Costs relating to the issuance of common shares, net of $22 million of taxes		–	–	(62)
Premium on redemption of preferred shares		–	(7)	(6)
Other		–	(9)	2

Balance at end of year		(5,424)	(5,837)	(6,442)

83    Bell Canada Enterprises 2004 Annual Report

Consolidated Balance Sheets
AT DECEMBER 31 (in $ millions)	NOTES	2004	2003

Assets

Current assets
Cash and cash equivalents		380	585
Accounts receivable	11	2,119	2,061
Other current assets	12	1,211	739
Current assets of discontinued operations	9	–	280

Total current assets		3,710	3,665
Capital assets	13	21,398	21,114
Other long-term assets	14	2,656	3,459
Indefinite-life intangible assets	15	2,916	2,910
Goodwill	16	8,413	7,761
Non-current assets of discontinued operations	9	50	511

Total assets		39,143	39,420

Liabilities

Current liabilities
Accounts payable and accrued liabilities		3,700	3,046
Interest payable		183	194
Dividends payable		297	294
Debt due within one year	17	1,276	1,519
Current liabilities of discontinued operations	9	–	285

Total current liabilities		5,456	5,338
Long-term debt	18	11,809	12,381
Other long-term liabilities	19	4,932	4,705
Non-current liabilities of discontinued operations	9	–	20

Total liabilities		22,197	22,444

Non-controlling interest		2,914	3,403

Commitments and contingencies	24

Shareholders’ Equity

Preferred shares	21	1,670	1,670

Common shareholders’ equity
Common shares	21	16,781	16,749
Contributed surplus		1,061	1,037
Deficit		(5,424)	(5,837)
Currency translation adjustment		(56)	(46)

Total common shareholders’ equity		12,362	11,903

Total shareholders’ equity		14,032	13,573

Total liabilities and shareholders’ equity		39,143	39,420

On behalf of the board of directors: Director	Director

84    Bell Canada Enterprises 2004 Annual Report

Consolidated Statements of Cash Flows
FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	2004	2003	2002

Cash flows from operating activities
Earnings from continuing operations	1,498	1,871	1,871
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,108	3,100	3,024
Net benefit plans cost (credit)	256	175	(33)
Restructuring and other items	1,224	14	768
Impairment charge	–	–	765
Net gains on investments	(319)	(76)	(2,401)
Future income taxes	(34)	418	563
Non-controlling interest	174	201	663
Contributions to employee pension plans	(112)	(160)	(21)
Other employee future benefit plan payments	(81)	(87)	(76)
Payments of restructuring and other items	(253)	(124)	(338)
Operating assets and liabilities	58	636	(361)

Cash flows from operating activities	5,519	5,968	4,424

Cash flows from investing activities
Capital expenditures	(3,364)	(3,167)	(3,709)
Business acquisitions	(1,299)	(115)	(6,471)
Business dispositions	20	55	3,190
Change in investments accounted for under the cost and equity methods	655	163	(54)
Other	124	62	12

Cash used in investing activities	(3,864)	(3,002)	(7,032)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	130	(295)	(213)
Issue of long-term debt	1,521	1,986	4,909
Repayment of long-term debt	(2,391)	(3,472)	(2,691)
Issue of common shares	32	19	2,693
Costs relating to the issuance of common shares	–	–	(78)
Issue of preferred shares	–	510	510
Redemption of preferred shares	–	(357)	(306)
Issue of equity securities by subsidiaries to non-controlling interest	8	132	92
Redemption of equity securities by subsidiaries from non-controlling interest	(58)	(108)	–
Cash dividends paid on common shares	(1,108)	(1,029)	(999)
Cash dividends paid on preferred shares	(85)	(61)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(188)	(184)	(468)
Other	(51)	(46)	(44)

Cash provided by (used in) financing activities	(2,190)	(2,905)	3,362

Cash provided by (used in) continuing operations	(535)	61	754
Cash provided by (used in) discontinued operations	193	355	(1,017)

Net increase (decrease) in cash and cash equivalents	(342)	416	(263)
Cash and cash equivalents at beginning of year	722	306	569

Cash and cash equivalents at end of year	380	722	306

Consists of:
Cash and cash equivalents of continuing operations	380	585	208
Cash and cash equivalents of discontinued operations	–	137	98

Total	380	722	306

85    Bell Canada Enterprises 2004 Annual Report

All amounts are in millions of Canadian dollars, except where noted.

See Note 27, Reconciliation of Canadian GAAP to United States GAAP, for a description and reconciliation of the significant differences between Canadian GAAP and United States GAAP that affect our financial statements.

Notes to Consolidated Financial Statements

Note 1: Significant Accounting Policies

Basis of Presentation

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
      We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

Comparative Figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
      We have restated financial information for previous periods to reflect:

  the adoption of section 3110 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Asset Retirement Obligations, effective January 2004, as described under Recent Changes to Accounting Standards the change in classification of Emergis Inc. (Emergis) and other minor business dispositions to discontinued operations.
Using Estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

Actual results could be different from these estimates.

Recognizing Revenue

We recognize operating revenues when they are earned, specifically when:
  services are provided or products are delivered to customers there is clear proof that an arrangement exists
  amounts are fixed or can be determined
  our ability to collect is reasonably assured.

In particular, we recognize:

  fees for long distance and wireless services, and other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, when we provide the services or over the term of the contract subscriber revenue when customers receive the service
  advertising revenue when advertisements are aired, or printed and distributed revenue from the sale of equipment when the equipment is delivered to customers and accepted revenue on long-term contracts as services are provided, equipment is delivered and accepted, or contract milestones are met.
When a transaction involves more than one product or service, we allocate revenue to each based on its relative fair value.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to customers. Otherwise, we recognize the net amount that we keep as revenue.
     We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.
     We record payments we receive in advance as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Cash and Cash Equivalents

We generally classify highly liquid investments with a short-term maturity of three months or less as Cash and cash equivalents.

Securitization of Accounts Receivable

We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
      We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, weighted average life of accounts receivable, credit loss ratios

86    Bell Canada Enterprises 2004 Annual Report

Equity Method
An investment is initially recorded at cost and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by the amount of dividends received or receivable from the investment.

Cost Method
The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings.

and other key assumptions. We recognize a loss on this kind of transaction, which is included in Other income. The loss partly depends on the carrying amount of the accounts receivable that are transferred. We allocate this amount to accounts receivable sold, or to our retained interest, according to its relative fair value on the day the transfer is made.
      Accounts receivable are transferred on a fully-serviced basis. As a result, we:

  recognize a servicing liability on the day accounts receivable are transferred to the trust amortize this liability to earnings over the expected life of the transferred accounts receivable.
Capital Assets

We carry capital assets at cost, less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimates of the useful lives of the assets every year and adjust them if needed.

Goodwill
Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.		ESTIMATED USEFUL LIFE

	Telecommunications assets	10 to 25 years
	Machinery and equipment	2 to 20 years
	Buildings	10 to 40 years
	Satellites	10 to 15 years
Finite-life intangible assets
	Software	3 to 7 years
	Customer relationships	5 to 40 years

We capitalize construction costs, labour and overhead (including interest) related to assets we build or develop.
      We capitalize some of the costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
      We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the asset’s fair value, based on discounted cash flows expected from its use and disposition, from its carrying value. Any excess is deducted from earnings.

Accounting for Investments

We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:

  the equity method for our investments in companies where we have a significant influence on their operating, investing and financing activities the cost method for our investments in all other companies.

     We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statement of operations.
      We expense declines in the fair values of our investments when management considers them to be longer term. The expense is included in Other income in the statement of operations.

Costs of Issuing Debt and Equity

The costs of issuing debt are capitalized in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of deficit.

Indefinite-Life Intangible Assets

Our indefinite-life intangible assets consist mainly of the Bell brand name, spectrum licences and television licences. We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate the impairment by deducting the asset’s fair value, based on estimates of discounted future cash flows or other valuation methods, from its carrying value. Any excess is deducted from earnings.

Goodwill

We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired. We assess goodwill for impairment in two steps:

  we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future

87    Bell Canada Enterprises 2004 Annual Report

Translation of Foreign
Currencies
 The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.

Notes to Consolidated Financial Statements

cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  we determine if there is an impairment by comparing the carrying value of goodwill to its fair value. Any excess is deducted from earnings.

Translation of Foreign Currencies

Self-Sustaining Foreign Operations

For self-sustaining foreign operations, we use:

  the exchange rates on the date of the balance sheet for assets and liabilities the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize a portion of the currency translation adjustment in earnings.

Integrated Foreign Operations

For integrated foreign operations, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt the historical exchange rates for non-monetary assets and liabilities, such as capital assets the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are included in Other income in the statement of operations.

Domestic Transactions and Balances in Foreign Currencies

For domestic transactions made in foreign currencies, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities the historical exchange rates for non-monetary assets and liabilities the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are included in Other income in the statement of operations.

Derivative Financial Instruments

We use various derivative financial instruments to hedge against:

  interest rate risk
  foreign exchange rate risk
  changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs).

We do not use derivative financial instruments for speculative or trading purposes.
      We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:

  a specific asset or liability on the balance sheet, or
  a specific net investment in self-sustaining foreign operations, or a specific firm commitment, or
  an anticipated transaction.

We assess how effective derivatives are in managing risk when the hedge is put in place, and on an ongoing basis. If a hedge becomes ineffective, we stop using hedge accounting.
      We follow these policies when accounting for derivatives:

  foreign exchange translation gains or losses on the net investment in foreign subsidiaries are recorded as a currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized as a currency translation adjustment.
  deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is sold or when the anticipated transaction is ended early gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value in earnings.
  any premiums paid for financial instruments are deferred and expensed to earnings over the term of the contract

88    Bell Canada Enterprises 2004 Annual Report

  any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.

The following describes our policies for specific kinds of derivatives.

Interest Rate Swap Agreements

We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our total debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount payable or receivable from counterparties in Other long-term assets or liabilities.

Foreign Currency Swap Agreements

We use foreign currency swap agreements to manage the foreign exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and/or principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

Forward Contracts

We use forward contracts to manage:

  designated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal in the foreign currency.
  the exposure to anticipated forecasted transactions denominated in foreign currencies. We designate these agreements as hedges of future cash flows.
  changes in the price of BCE Inc. common shares relating to SCPs.

We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

Employee Benefit Plans

(i) Defined Benefit Plans

We maintain defined benefit (DB) plans that provide pension benefits for some of our employees. Benefits are based on the employee’s length of service and average rate of pay during his or her last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
      We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
      We also provide other future benefits to some of our employees, including:

  health-care and life insurance benefits during retirement
  other post-employment benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We do not fund the other employee future benefit plans.
      We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:

  the projected benefit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality bonds with maturities that match the timing and benefits expected to be paid by the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected health-care costs.

We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.

89    Bell Canada Enterprises 2004 Annual Report

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a DB pension plan is amended or restructured. Types of curtailments include:

  a reduction in the expected number of years of future service of active employees the elimination of the right to earn defined benefits for some or all of the future service of employees.

Settlement
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

Notes to Consolidated Financial Statements

     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period that we expect to realize economic benefits from the amendments.
      Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
      We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses based on a market-related value basis. Then we amortize the excess over the average remaining service period of active employees. At the end of 2004, this ranges from approximately 10 to 17 years, with a weighted average period of 14 years.
      When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
      December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The last actuarial valuation of most of our pension plans was performed on January 1, 2003.

(ii) Defined Contribution Plans

Some of our subsidiaries offer defined contribution (DC) plans that provide certain employees with pension benefits.
      In January 2005, BCE Inc. and Bell  Canada introduced a DC pension plan for its employees. Current employees had the option of retaining their DB coverage or switching to the new DC coverage.
      Going forward, most new employees will participate in the DC pension arrangements.
      We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with the cash contributions to the plan.

Income Taxes

Current income tax expense is the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years. We use the asset and liability method to account for future income taxes. Future income taxes reflect:
  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis the benefit of losses and non-refundable tax credits that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted. A tax law is substantively enacted when it has been tabled in the legislature but may not have been passed into law. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Subscriber Acquisition Costs

We expense all subscriber acquisition costs when services are activated.

Stock-Based Compensation Plans

BCE Inc.’s stock-based compensation plans include employee savings plans (ESPs), restricted share units (RSUs) and long-term incentive plans. Before 2000, the long-term incentive plans often included SCPs.
      Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, including:

  the value of the long-term incentive plans where stock options are granted was reduced to account for the introduction of a new mid-term incentive plan that uses RSUs setting specific performance targets that must be met before the option can be exercised.

We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions BCE Inc. makes under ESPs as compensation expense. We also recognize compensation expense or recovery relating to SCPs.

90    Bell Canada Enterprises 2004 Annual Report

Black-Scholes Option Pricing Model

The Black-Scholes option pricing model is a financial model we use to calculate the weighted average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

RSUs

For each RSU granted we record a compensation expense that equals the market value of a BCE  Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash, as the holder chooses, as long as minimum share ownership requirements are met.

Stock Options

Effective January 2003, we use the fair-value based method to account for employee stock options and the Black-Scholes option pricing model to measure the compensation expense of options. This method is used for options granted on or after January 1, 2002. For options that contain specific performance-based targets, this is reflected in the calculation of the weighted average fair value per option granted.

Recent Changes to Accounting Standards

Asset Retirement Obligations

Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset Retirement Obligations. This section describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
      These obligations are initially measured at fair value and are adjusted for any changes resulting from age, and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related assets and is amortized into earnings over time.
      The impact on our consolidated statements of operations for the year ended December 31, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:
  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  an increase of $7 million in the deficit.

Impairment of Long-Lived Assets

Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of Long-Lived Assets. Adopting this section affects how we recognize, measure and disclose the impairment of long-lived assets.
      An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
      Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
      After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

Hedging Relationships

Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging Relationships. The guideline specifies when hedge accounting can be used, and includes requirements for documenting and designating hedge relationships. It also requires companies to regularly and frequently assess the effectiveness of these hedging relationships. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
      Adopting this guideline did not affect our consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

Consolidation of Variable Interest Entities
Effective July 1, 2003, we adopted Accounting Guideline 15, Consolidation of Variable Interest Entities, on a retroactive basis without a restatement of previous periods. This resulted in an increase of $25 million in the deficit at July 1, 2003. At December 31, 2004 we had no interest in these types of entities.

91    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

Future Changes to Accounting Standards

Financial Instruments

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our consolidated financial statements.

Comprehensive Income

The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October  1, 2006. It describes how to report and disclose comprehensive income and its components.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
     Adopting these sections on January 1, 2007 will require us to start reporting the following items in the consolidated financial statements:

  comprehensive income and its components
  accumulated other comprehensive income and its components.

Financial Instruments – Recognition and Measurement

The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

This section requires that:

  all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
  changes in the fair value of a hedged item and a hedging item changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

92    Bell Canada Enterprises 2004 Annual Report

Note 2: Segmented Information

In the first quarter of 2004, we changed our internal organizational structure and started reporting our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada.
     The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant Inc. (Aliant). At December 31, 2004, Bell  Canada owned 53% of Aliant. The remaining 47% was publicly held.
     The Other Bell Canada segment includes Bell Canada’s Wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories. At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) businesses as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper. BCE Inc. owns 68.5% of Bell  Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5%.
     Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     CGI provides a full range of IT services and business solutions including outsourcing, systems development and integration and consulting. CGI is publicly traded. BCE Inc. owns 29% of CGI.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell Canada segment and not allocated to the Consumer or Business segments.

93    Bell Canada Enterprises 2004 Annual Report

The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating income.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.

Notes to Consolidated Financial Statements The table below is a summary of financial information by segment. We have not presented comparative figures for 2002 because information is not available.
					INTER-
					SEGMENT			INTER-
					ELIMINA-			SEGMENT
				OTHER	TIONS			ELIMINA-
				BELL	– BELL	BELL	OTHER	TIONS	CONSOLI-
	CONSUMER	BUSINESS	ALIANT	CANADA	CANADA	CANADA	BCE	– OTHER	DATED

For the year ended December 31, 2004
Operating revenues
External customers	7,440	5,622	1,894	1,736	–	16,692	2,501	–	19,193
Inter-segment	62	229	139	203	(538)	95	360	(455)	–

Total operating revenues	7,502	5,851	2,033	1,939	(538)	16,787	2,861	(455)	19,193

Operating income (loss)	2,119	896	268	(588)	–	2,695	281	–	2,976
Other income									411
Interest expense									(1,005)
Income taxes									(710)
Non-controlling interest									(174)

Earnings from continuing operations									1,498

Segment assets	13,014	13,491	3,707	2,757	–	32,969	6,174	–	39,143
Investments at equity	–	–	–	4	–	4	106	–	110
Capital expenditures	(1,481)	(898)	(295)	(352)	–	(3,026)	(338)	–	(3,364)

For the year ended December 31, 2003
Operating revenues
External customers	7,142	5,544	1,909	1,868	–	16,463	2,274	–	18,737
Inter-segment	61	283	150	147	(490)	151	323	(474)	–

Total operating revenues	7,203	5,827	2,059	2,015	(490)	16,614	2,597	(474)	18,737

Operating income	2,019	781	415	621	–	3,836	285	–	4,121
Other income									175
Interest expense									(1,105)
Income taxes									(1,119)
Non-controlling interest									(201)

Earnings from continuing operations									1,871
Segment assets	13,321	11,648	3,862	4,698	–	33,529	5,891	–	39,420
Investments at equity	–	–	–	398	–	398	98	–	496
Capital expenditures	(1,287)	(936)	(333)	(336)	–	(2,892)	(275)	–	(3,167)

94    Bell Canada Enterprises 2004 Annual Report

AGTI provides business and IT consulting, project and change management, and productivity improvement services.

Infostream is a systems and storage technology firm that provides networking solutions for voice over Internet protocol (VoIP), storage area networks and network management.

Charon is a full-service IT solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.

AMS is a business and technology consulting firm to government and to the health-care, financial services and telecommunications industries.

Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems.

Cognicase provides technology services, including implementing e-business solutions.

Note 3: Business Acquisitions and Dispositions

The consolidated statements of operations include the results of acquired businesses from the date they were purchased.

Business Acquisitions

We made a number of business acquisitions in 2004, including:
  Canadian operations of 360networks Corporation (360networks) – In November 2004, Bell Canada acquired the Canadian operations of 360networks, a telecommunications service provider. The purchase included the shares of 360networks’ subsidiary GT Group Telecom Services Corporation and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides to Call-Net network facilities and other operations and support services so Call-Net can service its new customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
  – reducing the amounts assigned to the acquired non-monetary assets to nil
  – recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.
  Our 29% proportionate share of CGI’s acquisition of AGTI Consulting Services Inc. (AGTI) – In November 2004, CGI acquired 51% of AGTI. CGI now owns 100% of AGTI. Prior to the acquisition, CGI proportionately consolidated AGTI.
  DownEast Mobility Limited (DownEast) – In October 2004, Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
  Bell West – In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding shares of Infostream.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets of Charon.
  Our 29% proportionate share of CGI’s acquisition of American Management Systems Incorporated (AMS) – In May 2004, CGI acquired 100% of the outstanding common shares of AMS.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp. (U.S.) (collectively Accutel) – In February 2004, Bell Canada acquired 100% of the outstanding shares of Accutel, which provides teleconferencing services.

During 2003, CGI acquired 100% of the outstanding common shares of Cognicase Inc. (Cognicase). It issued Class A subordinate shares to pay part of the purchase price, which reduced BCE’s equity interest in CGI to 29.9% from 31.5% . BCE recognized a dilution gain of $5 million.
     Of the goodwill acquired in 2004, $18 million was deductible for tax purposes. In 2003, none of the goodwill acquired was deductible for tax purposes.
     The table on the next page provides a summary of all business acquisitions made in 2004 and 2003. The purchase price allocation for all 2004 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be completed within 12 months of the acquisition date.

95    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements
			2004			2003

			BCE’S			BCE’S
	CANADIAN	40%	PROPOR-	ALL OTHER		PROPOR-
	OPERATIONS	INTEREST	TIONATE	BUSINESS		TIONATE
	OF	IN BELL	SHARE	ACQUI-		SHARE OF
	360NETWORKS	WEST	OF AMS	SITIONS	TOTAL	COGNICASE

Consideration received:
Non-cash working capital	(9)	–	(59)	11	(57)	(32)
Capital assets	–	(15)	90	16	91	9
Other long-term assets	429	5	–	10	444	36
Goodwill	–	395	161	171	727	96
Long-term debt	–	–	–	–	–	(18)
Other long-term liabilities	(58)	–	(21)	–	(79)	–
Non-controlling interest	–	261	–	–	261	–

	362	646	171	208	1,387	91
Cash and cash equivalents (bank indebtedness) at acquisition	–	–	13	(3)	10	7

Net assets acquired	362	646	184	205	1,397	98

Extraordinary gain	69				69

Consideration given:
Cash	283	645	178	185	1,291	54
Acquisition costs	10	1	6	1	18	2
Future cash payment	–	–	–	4	4
Issuance of 582,081 Aliant common shares				15	15
Issuance of 19,850,245 CGI
Class A subordinate shares (1)						42

	293	646	184	205	1,328	98

(1) The value of the CGI shares that were issued as payment was calculated using the weighted average closing share price on the Toronto Stock Exchange for the 10 trading days before the day the terms of the acquisition were agreed on and announced.

Business Disposition

Sale of Certen Inc. (Certen)

On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
     The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.
     At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited from four years to seven years for the out-sourcing of billing operations and the development of customer care and billing solutions.
     Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
     Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. This liability will be reduced as Bell Canada makes payments to Certen.
     The future income tax liability relating to the intangible asset and long-term liability was $32 million. The transaction did not result in any gain or loss for Bell Canada. Before the sale, Certen’s results of operations were presented in the Other Bell Canada segment.

96    Bell Canada Enterprises 2004 Annual Report

Note 4: Restructuring and Other Items
	2004	2003	2002

Employee departure programs	(1,063)	–	(302)
Provision for contract loss	(128)	–	–
Settlement with MTS	75	–	–
Write-down of Bell Canada’s accounts receivable	–	–	(272)
Write-off of deferred costs	–	–	(93)
Pay equity settlement	–	–	(79)
Other charges	(108)	(14)	(22)

Restructuring and other items	(1,224)	(14)	(768)

2004

Employee Departure Program – Bell Canada

In 2004, we recorded a pre-tax charge of $985 million related to the employee departure program that Bell Canada announced in June 2004. The cost was included in the Other Bell Canada segment. The program consisted of two phases:

  an early retirement plan; 3,965 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits a departure plan; 1,087 employees chose to receive a special cash allowance.

Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest will leave during 2005.
     We also recorded a pre-tax charge of $11 million for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program. We expect to spend approximately $65 million in the future for similar costs that will be expensed as incurred.

Employee Departure Program – Aliant

Aliant recorded a pre-tax charge of $67 million. Under the plan, 693 employees chose to receive a cash allowance. The program is expected to be completed by the end of 2005.

The table below provides a summary of the costs recognized in 2004, as well as the corresponding liability at December 31, 2004.

	BELL		CONSOLI-
	CANADA	ALIANT	DATED

Employee departure program costs	985	67	1,052
Less:
Cash payments	(194)	–	(194)
Pension and other post- retirement benefits applied to:
Other long-term assets	(660)	–	(660)
Other long-term liabilities	(11)	–	(11)

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187

Provision for Contract Loss

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004.

Settlement with MTS

On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada for unwinding various commercial agreements. This settlement was recorded in the second quarter of 2004 and received on August 3, 2004.
  the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the

97    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

$75 million payment. We sold our interest in MTS in September 2004. See Note 5, Other Income, for more information.

  a premium payment to us by MTS in the event there is a change in control of MTS before 2006. The payment will equal the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction.
Other Charges

During 2004, we recorded other pre-tax charges totalling $108 million. These costs consisted mostly of future lease costs for facilities that were no longer needed, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.

2003

Restructuring of Xwave Solutions Inc.

Aliant recorded a pre-tax restructuring charge of $15 million in 2003. This was a result of a restructuring plan at its subsidiary Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. The restructuring was completed in 2004.

Bell Canada Charges

In 2003, Bell Canada recorded other charges of $65 million that related to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was because of an increase in the number of employees being transferred to other positions within Bell Canada.

2002

Restructuring and Other Charges at Bell Canada

Bell Canada recorded a pre-tax charge of $302 million in 2002. This included restructuring charges of $232 million and other charges of $70 million.
     The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely completed in 2003.
     Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

Write-off of Deferred Costs

BCE Inc. recorded a pre-tax charge of $93 million in 2002. This represented a write-off of deferred costs relating to various convergence initiatives after it was determined that these costs would not be recovered.

Pay Equity Settlement

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.
      As a result of the settlement, Bell Canada recorded a charge of $79 million in the third quarter of 2002. The charge is equal to the $128 million cash payout, less a previously recorded provision. We are deferring and amortizing the related pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s Accounts Receivable

At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analyzing receivables by customer and by product. This method allows us to more accurately determine the validity of amounts that customers owe to Bell Canada. The analysis indicated that a write-down of accounts receivable of $272 million was appropriate.
      Since these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997

98    Bell Canada Enterprises 2004 Annual Report

to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

Note 5: Other Income
	2004	2003	2002

Net gains on investments	319	76	2,401
Interest income	32	69	62
Foreign currency gains	3	33	13
Other	57	(3)	(68)

Other income	411	175	2,408

In 2004, net gains on investments of $319 million included:

  a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million a gain of $217 million realized from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, the MTS shares were transferred from Bell Canada to BCE Inc. as part of a corporate reorganization. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.
  other net losses on investments of $6 million.

Net gains on investments of $76 million in 2003 were mainly from:

  a $120 million gain from the sale of a 3.66% interest in YPG General Partner Inc. for net proceeds of $135 million in cash a $44 million loss from the write-down of a number of our cost-accounted investments.

Net gains on investments of $2,401 million in 2002 were mainly from:

  selling the directories business ($2.3 billion)
  selling a 37% interest in each of Télébec and NorthernTel when the Bell Nordiq Income Fund was created ($222 million)
  writing down our cost-accounted investment in Nortel Networks Corporation (Nortel) ($98 million).

Note 6: Impairment Charge

In 2002, we completed our annual impairment test for goodwill for all of our reporting units. As a result, we recognized a charge of $765 million to pre-tax earnings relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($50 million). In each case, the goodwill was written down to its estimated fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.
      The main factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflected management’s decision to scale back its trials in convergence products and other non-core businesses. Market conditions for the media business also contributed to the impairment.
     The write-down at Aliant was a result of poor market conditions in the information technology business.

Note 7: Interest Expense
	2004	2003	2002

Interest expense on long-term debt	(960)	(1,035)	(1,000)
Interest expense on other debt	(45)	(70)	(120)

Total interest expense	(1,005)	(1,105)	(1,120)

Note 8: Income Taxes

The table below is a reconciliation of income tax expense at Canadian statutory rates of 34.3% in 2004, 35.4% in 2003 and 37.4% in 2002, and the amount of reported income tax expense in the statements of operations.

	2004	2003	2002

Income taxes computed at statutory rates	817	1,130	1,551
Net gains on investments	(120)	(28)	(299)
Large corporations tax	37	46	28
Goodwill impairment	–	–	289
Other	(24)	(29)	45

Total income tax expense	710	1,119	1,614

99    Bell Canada Enterprises 2004 Annual Report

Emergis provides e-business solutions to the financial services industry in North America and the health-care industry in Canada. It automates transactions between companies and allows them to interact and transact electronically. Before Emergis sold its Security business it also provided organizations with the related security services. Before Emergis sold its US Health operations, it also operated cost containment networks that process medical claims for health-care payers, including insurance companies and self-insured entities.

Notes to Consolidated Financial Statements The table below shows the significant components of income tax expense relating to earnings from continuing operations.
	2004	2003	2002

Current income taxes	744	701	1,051
Future income taxes
Utilization (recognition) of loss carryforwards	38	404	(259)
Change in statutory rate	2	21	(16)
Change in temporary differences and other	(74)	(7)	838

Total income tax expense	710	1,119	1,614

The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2004	2003

Non-capital loss carryforwards	826	467
Capital loss carryforwards	23	22
Capital assets	(348)	(176)
Indefinite-life intangible assets	(339)	(363)
Employee benefit plans	91	(148)
Investment tax credits carryforwards	126	–
Investments	49	46
Other	(878)	(754)

Total future income taxes	(450)	(906)

Future income taxes are comprised of:
Future income tax asset – current portion	489	197
Future income tax asset – long-term portion	772	704
Future income tax liability – current portion	(16)	(13)
Future income tax liability – long-term portion	(1,695)	(1,794)

Total future income taxes	(450)	(906)

At December 31, 2004, BCE had $3,029 million in non-capital loss carryforwards. We:

  recognized a future tax asset of $826 million for financial reporting purposes for approximately $2,425  million of the non-capital loss carryforwards. Of the total, $2,319 million expires in varying annual amounts until the end of 2011. The balance expires in varying annual amounts from 2012 to 2024.
  did not recognize a future tax asset for financial reporting purposes for approximately $604 million of the non-capital loss carryforwards. Of the total, $599  million expires in varying annual amounts until the end of 2011. The balance expires in varying annual amounts from 2012 to 2024.

At December 31, 2004, BCE had $4,225 million in capital loss carryforwards, which can be carried forward indefinitely. We:

  recognized a future tax asset of $23 million for financial reporting purposes for approximately $102 million of the capital loss carryforwards did not recognize a future tax asset for financial reporting purposes on the balance.

Note 9: Discontinued Operations
	2004	2003	2002

Emergis	23	(154)	(55)
Teleglobe Inc. (Teleglobe)	–	39	893
Bell Canada International Inc. (BCI)	–	–	(316)
Aliant’s emerging
business segment	–	(4)	(20)
Aliant’s remote
communications segment	–	63	34
Other	3	–	–

Net gain (loss) from discontinued operations	26	(56)	536

The table below is a summarized statement of operations for the discontinued operations.
	2004	2003	2002

Revenue	128	962	1,804

Operating gain (loss) from discontinued operations, before tax	(52)	67	(222)
Gain (loss) from discontinued operations, before tax	70	(70)	(407)
Income tax recovery (expense) on operating loss (gain)	(11)	(30)	85
Income tax recovery (expense) on loss (gain)	(3)	17	1,068
Non-controlling interest	22	(40)	12

Net gain (loss) from
discontinued operations	26	(56)	536

Emergis In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis. In June 2004, BCE completed the sale of its interest in Emergis by way of a secondary public offering.

100    Bell Canada Enterprises 2004 Annual Report

Teleglobe provided international voice and data telecommunications services. It also provided retail telecommunications services through its investment in the Excel Communications group until the second quarter of 2002. These services included long distance, paging and Internet services to residential and business customers in North America.

BCI developed and operated communications companies in markets outside Canada. Its main focus was on Latin America until July 2002, when it sold its interest in Telecom Américas Ltd. BCI held most of its investments through Telecom Américas Ltd.

Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.

Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. Stratos offers Internet Protocol (IP), data and voice access services through a range of newly emerging and established technologies, including satellite and microwave, to customers in remote locations.

     In June 2004, Bell Canada paid $49 million to Emergis for:

  the purchase of Emergis’ Security business
  the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004 the transfer of related intellectual property to Bell Canada.

These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and a $49 million consideration given to Emergis). The gain on the transaction was $58 million.
     The operating loss includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.
     Emergis completed the sale of its US Health operations in March 2004 for US$223 million in cash. The loss on the transaction was $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill), which was recorded in December 2003.
     Emergis was presented previously as a separate segment.

Teleglobe

Effective April 24, 2002, we started presenting the financial results of Teleglobe as discontinued operations. They were previously presented as a separate segment.
     The net gain of $39 million in 2003 relates mainly to the use of available loss carryforwards that were applied against the taxes payable relating to Bell Canada’s sale of a 3.66% interest in the directories business and Aliant’s sale of Stratos Global Corporation (Stratos). The tax benefit associated with the remaining unused capital losses has not been reflected in the financial statements.
     We recorded a loss of $73 million in 2002 for the write-down of our interest in Teleglobe to its net realizable value, which we determined to be zero. This loss was in addition to the transitional goodwill impairment charge to opening retained earnings of $7,516 million as of January 1, 2002, which was required by section 3062 of the CICA Handbook.
     Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost.
     On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating mainly to the tax benefit from:

  reinstating non-capital loss carryforwards that were previously used to offset gains incurred on the transactions related to the disposition of Nortel common shares in 2001 applying a portion of the capital losses against the gain on the sale of the directories business in 2002.
BCI

Effective January 1, 2002, we started presenting the financial results of BCI as discontinued operations. They were previously presented in the BCE Ventures segment.
     Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for our investment in BCI at cost. We recorded a charge of $316 million in 2002, which represented a writedown of the investment to our estimate of its net realizable value.
     BCI will be liquidated once all of its assets have been disposed of and all claims against it have been determined. A final distribution will be made to BCI’s creditors and shareholders with the approval of the court. BCI is publicly traded. BCE Inc. owns a 62.2% interest in BCI.

Aliant’s Emerging Business Segment

Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as discontinued operations. They were previously presented in the Bell Canada segment.
     Almost all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

Aliant’s Remote Communications Segment

Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as discontinued operations. They were previously presented in the Bell Canada segment.

101    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

     In December 2003, Aliant completed the sale of Stratos, after receiving the required regulatory approvals. Aliant received $340 million ($320 million net of selling costs) in cash for the sale. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

Note 10: Earnings per Share

The table below is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations.

	2004	2003	2002

Earnings from continuing operations (numerator)
Earnings from continuing operations	1,498	1,871	1,871
Dividends on preferred shares	(70)	(64)	(59)
Premium on redemption of preferred shares	–	(7)	(6)

Earnings from continuing operations – basic	1,428	1,800	1,806
Assumed exercise of put options by CGI shareholders (1)	–	–	12

Earnings from continuing operations – diluted	1,428	1,800	1,818

Weighted average number of common shares outstanding (denominator) (in millions)
Weighted average number of common shares outstanding – basic	924.6	920.3	847.9
Assumed exercise of stock options (2)	0.6	1.6	2.0
Assumed exercise of put options by CGI shareholders (1)	–	–	13.0

Weighted average number of common shares outstanding – diluted	925.2	921.9	862.9

(1) On July 24, 2003, BCE and CGI signed a new shareholder agreement. As a result, the put options were cancelled.
(2) The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options. These are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share for each of the periods shown in the table. Including them would cause our diluted earnings per share to be overstated. The number of excluded options was 26,693,305 in 2004, 22,176,302 in 2003 and 20,770,155 in 2002.

Note 11: Accounts Receivable
	2004	2003

Trade accounts receivable	2,165	2,119
Other accounts receivable	98	170
Allowance for doubtful accounts	(144)	(228)

	2,119	2,061

Securitization of Accounts Receivable

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1 billion in cash at December 31, 2004 ($900 million at December 31, 2003), under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $133 million in the pool of accounts receivable at December 31, 2004 ($128 million at December 31, 2003), which equals the amount of overcollateralization in the receivables it sold.
     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $125 million in cash at December 31, 2004 ($130 million at December 31, 2003), under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $43 million in the pool at December 31, 2004 ($29 million at December 31, 2003).
     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant, which means that Bell Canada and Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.

102    Bell Canada Enterprises 2004 Annual Report

     In 2004, we recognized a pre-tax loss of $26 million on the revolving sale of accounts receivable for the combined securitizations, compared to a pre-tax loss of $33 million in 2003.
     The table below shows balances for the combined securitizations at December 31, 2004 and the assumptions that were used in the model on the date of transfer and at December 31, 2004. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE	2004	2003

Securitized interest in accounts receivable		1,125	1,030
Retained interest		176	157
Servicing liability		1.3	1.4
Average accounts receivable managed		1,323	1,265
Assumptions:
Cost of funds	2.25%–3.05%	2.55%	3.22%
Average delinquency ratio	7.61%–8.24%	8.24%	7.58%
Average net credit loss ratio	0.91%–1.07%	1.03%	0.95%
Weighted average life (days)	32–35	32	35
Servicing fee liability	2.00%	2.00%	2.00%

The table below is a summary of certain cash flows received from and paid to the trusts during the year.
	2004	2003

Collections reinvested in revolving sales	14,331	13,612
Increase (decrease) in sale proceeds	95	(5)

Note 12: Other Current Assets
	NOTE	2004	2003

Future income taxes	8	489	197
Inventory		357	295
Prepaid expenses		256	195
Other		109	52

		1,211	739

Note 13: Capital Assets
		2004			2003

		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Telecommunications assets
Inside plant	20,066	13,836	6,230	20,234	13,588	6,646
Outside plant	12,627	8,008	4,619	12,221	7,658	4,563
Station equipment	2,788	1,625	1,163	2,759	1,526	1,233
Machinery and equipment	5,529	3,039	2,490	5,179	2,790	2,389
Buildings	2,682	1,384	1,298	2,551	1,308	1,243
Plant under construction	1,605	–	1,605	1,372	–	1,372
Satellites	1,769	758	1,011	1,376	704	672
Land	95	–	95	96	–	96
Other	278	97	181	506	225	281

Total property, plant and equipment	47,439	28,747	18,692	46,294	27,799	18,495
Finite-life intangible assets
Software	3,242	1,295	1,947	2,934	1,063	1,871
Customer relationships	603	42	561	603	21	582
Other	279	81	198	224	58	166

Total capital assets	51,563	30,165	21,398	50,055	28,941	21,114

103    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

The cost of assets under capital leases was $850 million at December 31, 2004 and $842 million at December 31, 2003. The net book value of these assets was $531 million at December 31, 2004, and $567 million at December 31, 2003.
     Amortization of capital assets was $3,096 million in 2004, $3,086 million in 2003, and $2,985 million in 2002.
     We capitalized total interest cost of $28 million in 2004, $23 million in 2003, and $25 million in 2002. Retirements charged to accumulated amortization were $1,583 million in 2004, $409 million in 2003, and $893 million in 2002.

Note 14: Other Long-Term Assets

	NOTES	2004	2003

Accrued benefit asset	23	1,128	1,728
Future income taxes	8	772	704
Investments at cost		261	253
Long-term notes and other receivables		135	91
Investments at equity		110	496
Deferred debt issuance costs		82	92
Deferred development costs		8	11
Other		160	84

		2,656	3,459

Investments at equity include goodwill of $28 million at December 31, 2004, and $199 million at December 31, 2003. Amortization of deferred charges was $12 million in 2004, $14 million in 2003 and $39 million in 2002.
Note 15: Indefinite-Life Intangible Assets
	2004	2003

Brand name	1,986	1,986
Spectrum licences	778	778
Television licences	134	128
Cable licences	18	18

Total	2,916	2,910

Note 16: Goodwill
					OTHER
					BELL	OTHER	CONSOLI-
	NOTE	CONSUMER	BUSINESS	ALIANT	CANADA	BCE	DATED

Balance – December 31, 2003		3,058	1,382	531	214	2,576	7,761
Additions	3	4	451	31	75	166	727
Disposals		–	–	–	–	(18)	(18)
Foreign exchange and other		–	–	–	–	(57)	(57)

Balance – December 31, 2004		3,062	1,833	562	289	2,667	8,413

Note 17: Debt Due Within One Year
		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
	NOTE	INTEREST RATE	MATURITY	2004	2003

Bank advances		2.58%	N/A	18	24
Notes payable		2.45%	30 days	137	4
BCE Inc. Series P retractable preferred shares				–	351
Long-term debt due within one year	18			1,121	1,140

Total debt due within one year				1,276	1,519

N/A: Not applicable.

104    Bell Canada Enterprises 2004 Annual Report

Restrictions

Some of the credit agreements:

  require us to meet specific financial ratios
  restrict our acquisition of capital assets
  restrict the payment of dividends.

We are in compliance with all conditions and restrictions.

Note 18: Long-Term Debt

		WEIGHTED
		AVERAGE
	NOTE	INTEREST RATE	MATURITY	2004	2003

BCE Inc. – Notes (a)		6.86%	2006–2009	2,000	2,000

Bell Canada
Debentures and notes (b)		7.34%	2005–2054	8,246	8,789
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases (c)		7.45%	2006–2015	400	471
Other				75	212

Total – Bell Canada				8,996	9,747

Aliant
Debentures, notes and bonds (d)		8.02%	2005–2025	885	985
Other				11	5

Total – Aliant				896	990

Bell Globemedia
Revolving reducing term credit agreements (e)		2.56%	2006	40	60
Notes		6.44%	2009–2014	450	150

Total – Bell Globemedia				490	210

Telesat – Notes and other		8.11%	2006–2009	289	347

Other				146	86

Total debt				12,817	13,380
Unamortized premium (f)				113	141
Less: Amount due within one year	17			(1,121)	(1,140)

Long-term debt				11,809	12,381

(a) BCE Inc.

All notes are unsecured. BCE Inc. has the option to redeem $1.7 billion in notes at any time.

(b) Bell Canada

All debentures and notes are unsecured. They include US$200 million maturing in 2006 and US$200 million maturing in 2010, which have both been swapped into Canadian dollars; $125 million of long-term debt includes call options that allow for early repayment of the principal amounts when certain premiums are paid.

(c) Bell Canada

Includes capital leases of $84 million in 2004 and $75 million in 2003, net of loans receivable of $284 million in 2004 and $300 million in 2003. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans receivable, were originally issued for US$39 million and have been swapped into Canadian dollar obligations.

105    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

(d) Aliant

All debentures and notes are unsecured. The bonds ($185 million in 2004 and 2003) are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and tangible property and equipment, which includes inventory and all capital investments except software, and all rights and licences related to that property of Aliant Telecom Inc. The bonds also provide, based on province of issue, a floating charge on all future real and tangible property of Aliant Telecom Inc. and all revenues and proceeds derived from that property. Aliant has a floating interest rate through a swap agreement of $100 million of debt.

(e) Bell Globemedia

Assets of CTV and one of its subsidiaries, CTV Specialty Television Inc. (CTV Specialty), are collateral for these agreements. $95 million of the short-term advances were repaid to BCE Inc. in January 2005 ($450 million were repaid to Bell Canada in January 2004). These were replaced with long-term debt under existing long-term facilities. CTV and CTV Specialty have fixed interest rates through swap agreements on $95 million of bank debt.

(f) Unamortized Premium

Represents the unamortized purchase price allocated to long-term debt resulting from BCE’s repurchase of SBC Communications Inc.’s 20% interest in Bell Canada Holdings Inc.

Restrictions
Some of the debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests
  restrict the payment of dividends
  restrict how we can dispose of Bell Canada voting shares.

We are in compliance with all conditions and restrictions.

Note 19: Other Long-Term Liabilities

	NOTES	2004	2003

Future income taxes	8	1,695	1,794
Accrued benefit liability	23	1,519	1,383
Deferred revenue and gains on assets		535	357
Deferred contract payments	24	254	301
CRTC benefits packages		80	130
Other		849	740

Total other long-term liabilities		4,932	4,705

Note 20: Financial Instruments

Using Derivatives

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares. We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
      The following derivative instruments were outstanding at December 31, 2004:

  cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts that hedge foreign currency risk on anticipated transactions foreign debt designated to hedge a net investment in a foreign subsidiary forward contracts on BCE Inc. common shares that hedge the fair value exposure related to SCPs.
Credit Risk

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
      There was no credit risk relating to derivative instruments at December 31, 2004. We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

106 Bell Canada Enterprises 2004 Annual Report

Currency Exposures

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use forward contracts to hedge foreign currency risk on anticipated transactions. Derivatives that qualify for hedge accounting, and the underlying hedged items, are marked to current rates.
      The principal amount to be received under currency contracts was US$675 million at December 31, 2004. The principal amount to be paid under these contracts was $902 million at December 31, 2004.
      During 2004, we designated US$57 million of debt as a hedge of part of our net investment in self-sustaining foreign subsidiaries.

Interest Rate Exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into interest rate swaps with a notional amount of $195 million, maturing in 2006 and 2011, as follows:

  on $100 million of swaps we pay interest at a rate equal to a three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest on these swaps at a rate of 6.8%.
  on $75 million of swaps we pay interest at a rate of 3.2%. We receive interest on these swaps at a rate equal to the three-month bankers’ acceptance floating rate.
  on $20 million of swaps we pay interest at a rate of 4.7% . We receive interest on these swaps at a rate equal to the three-month bankers’ acceptance floating rate.

We have also issued swaptions for the right to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11.1% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
      These estimates are affected significantly by our assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
      The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

	2004		2003

	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Investment in Nortel (1)	54	59	57	77
Long-term debt due within one year	1,121	1,134	1,140	1,154
Long-term debt	11,809	13,747	12.381	14,250
Derivative financial instruments, net asset (liability) position:
Forward contracts – BCE Inc. shares	(37)	(41)	(37)	(41)
Currency contracts (2)	(74)	(97)	(92)	(97)
Interest rate swaps	(10)	(29)	(9)	(25)

(1) We have designated four million of our approximately 14 million Nortel common shares to manage our exposure to outstanding rights to SCPs.
(2) Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value and all gains or losses are recorded in the statement of operations.

107    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

Note 21: Share Capital

Preferred Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more Series and to set the number of shares and conditions for each series.
      The table below is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2004. BCE Inc.’s articles of amalgamation describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL

SERIES	ANNUAL DIVIDEND RATE	CONVERT- IBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMP- TION PRICE	AUTHORIZED	ISSUED AND OUT STANDING	AT DECEMBER 31

								2004	2003

Q	floating	Series R	December 1, 2010	At any time	$25.50	8,000,000	–	–	–
R	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	8,000,000	200	200
T	fixed	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	–	–	–
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	$1.3298	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	$1.3625	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	–	–	–
AC	$1.3850	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–

								1,670	1,670

Voting Rights

All of the issued and outstanding preferred shares at December 31, 2004 were non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series R, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation.
      Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends.
      If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
      If Series T shares are issued, their holders will be entitled to fixed cumulative quarterly dividends.

Conversion Features

All of the issued and outstanding preferred shares at December 31, 2004 are convertible at the holder’s option into another associated Series of preferred shares on a one-for-one basis as per the terms set out in BCE Inc.’s articles of amalgamation.

Redemption Features

BCE Inc. may redeem Series R, Z, AA and AC shares on the redemption date and every five years after that date.
      If Series T shares are issued, BCE Inc. may redeem them on the redemption date and every five years after that date.
      BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share (being a 2% premium to the issue price). If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time.

Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.

108    Bell Canada Enterprises 2004 Annual Report

The table below provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2004 and 2003.
	2004		2003

	NUMBER	STATED	NUMBER	STATED
	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year	923,988,818	16,749	915,867,928	16,520
Shares issued:
under employee savings plans	–	–	4,951,199	145
under dividend reinvestment plan	–	–	2,807,899	82
under employee stock option plans	1,946,864	32	552,681	9
Shares purchased for cancellation	–	–	(190,889)	(7)

Outstanding, end of year	925,935,682	16,781	923,988,818	16,749

Dividend Reinvestment Plan

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
      A total of 3,198,015 common shares were bought in the open market under this plan for $89 million in 2004. A total of 2,807,899 common shares were bought from treasury for $82 million in 2003.

Note 22: Stock-Based Compensation Plans

Employee Savings Plans (ESPs)

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE Inc. common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
      Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
      The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
      There were 37,843 employees participating in the plans at December 31, 2004. The total number of common shares bought for employees was 6,818,079 in 2004 and 6,352,654 in 2003. Compensation expense related to ESPs was $38 million in 2004, $38 million in 2003 and $43 million in 2002. At December 31, 2004, 13,513,812 common shares were reserved for issue under the ESPs.

Stock Options

Under BCE Inc.’s long-term incentive programs, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect. At December 31, 2004, 25,777,551 common shares were authorized for issue under these programs.
      For options granted before January 1, 2004, the right to exercise options generally vests or accrues by 25% a year for four years of continuous employment from the day of grant, unless a special vesting period applies. Options become exercisable when they vest and can be exercised for a period of up to 10 years from the date of grant.
      For most options granted after January 1, 2004, the right to exercise options vests after two to three years of continuous employment from the day of grant, if specific performance targets are met. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant. Subject to achieving specific performance targets, 50% of the options will vest after two years and 100% after three years.

109    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

     Special vesting provisions may apply if:

  there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances the option holder is employed by a designated subsidiary of BCE Inc., and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the program.

When the Nortel common shares were distributed in May 2000, each outstanding BCE Inc. stock option was cancelled and replaced by two new stock options. The first option gives the holder the right to buy one BCE Inc. common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
      We ensured that exercising the Nortel options would not dilute Nortel shares by:

  calculating how many BCE Inc. common shares could be issued under options granted under stock option programs immediately before the day of the distribution factoring this number into the calculation that determined how many Nortel common shares were distributed for each BCE Inc. common share held.

BCE Inc. may exercise all Nortel options that expire unexercised or are forfeited. The exercise price paid to Nortel is given back to BCE  Inc. We credit an amount to retained earnings that is equal to the market share price of Nortel.

The table below is a summary of the status of BCE Inc.’s stock option programs.

	2004			2003			2002

		WEIGHTED			WEIGHTED			WEIGHTED
		AVERAGE			AVERAGE			AVERAGE
	NUMBER	EXERCISE		NUMBER	EXERCISE		NUMBER	EXERCISE
	OF SHARES	PRICE ($	)	OF SHARES	PRICE ($	)	OF SHARES	PRICE ($)

Outstanding, January 1	25,750,720	$32		24,737,423	$34		28,732,342	$36
Granted	5,911,576	$30		6,008,051	$28		8,051,159	$32
Exercised	(1,946,864)	$16		(552,681)	$17		(479,873)	$14
Expired/forfeited	(1,233,753)	$34		(4,442,073)	$35		(11,566,205)	$39

Outstanding, December 31	28,481,679	$32		25,750,720	$32		24,737,423	$34

Exercisable, December 31	14,633,433	$34		10,722,294	$33		10,735,043	$35

The table below shows you more about BCE Inc.’s stock option programs at December 31, 2004.
	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE	AVERAGE		AVERAGE
RANGE OF		REMAINING	EXERCISE		EXERCISE
EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	PRICE ($)

Below $20	1,609,697	3 years	$14	1,609,697	$14
$20–$30	12,377,141	7 years	$29	2,052,600	$28
$30–$40	8,123,342	7 years	$34	5,419,524	$34
Over $40	6,371,499	6 years	$41	5,551,612	$41

	28,481,679		$32	14,633,433	$34

110    Bell Canada Enterprises 2004 Annual Report

Assumptions Used in Stock Option Pricing Model The table below shows the assumptions used to determine stock-based compensation expense, using the Black-Scholes option pricing model.
	2004	2003

Compensation expense ($ millions)	29	26
Number of stock options granted	5,911,576	6,008,051
Weighted average fair value per option granted ($)	4	6
Weighted average assumptions:
Dividend yield	4.0%	3.6%
Expected volatility	27%	30%
Risk-free interest rate	3.1%	4.0%
Expected life (years)	3.5	4.5

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.

Restricted Share Units (RSUs)

In 2004, BCE Inc. granted RSUs to executives and other key employees. The value of an RSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs will vest if performance objectives are met or will be forfeited.
     Vested RSUs will be paid in BCE  Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.

The table below is a summary of the status of RSUs.

NUMBER OF RSUS

Outstanding, January 1, 2004	–
Granted	1,986,513
Dividends credited	61,086
Expired/forfeited	(51,077)

Outstanding, December 31, 2004	1,996,522

Vested, December 31, 2004	–

For the year ended December 31, 2004, we recorded compensation expense for RSUs of $25 million.

Special Compensation Payments (SCPs)

Before 2000, when BCE Inc. granted options to officers, vice-presidents and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
      When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
      For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
      The number of SCPs outstanding at December 31, 2004 was:

  1,078,394 relating to BCE Inc. common shares
  2,443,798 relating to Nortel common shares.

All of the outstanding SCPs cover the same number of shares as the options to which they relate. It is the employer’s responsibility to make the payments under the SCPs. There was income related to SCPs of $14 million in 2004, income of $29 million in 2003 and an expense of $1 million in 2002. The amounts include a recovery of SCP expense previously established at $14 million for 2004, $50 million for 2003, and $59 million for 2002, relating to forfeitures of SCPs.

111    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

Note 23: Employee Benefit Plans

We provide pension, other retirement and post-employment benefits for almost all of our employees. These include DB pension plans, plans that provide other employee future benefits and DC pension plans.

Components of Accrued Benefit Asset (Liability)

The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS

	2004	2003	2004	2003

Accrued benefit obligation, beginning of year	12,505	11,815	1,615	1,628
Current service cost	228	217	31	31
Interest cost on accrued benefit obligation	806	757	104	105
Actuarial (gains) losses	772	513	102	(52)
Benefit payments	(725)	(716)	(81)	(87)
Employee contributions	8	6	–	–
Special termination costs (1)	660	(27)	(12)	–
Plan amendment (2)	77	4	14	2
Divestitures and other (3)	17	(64)	(1)	(12)

Accrued benefit obligation, end of year	14,348	12,505	1,772	1,615

Fair value of plan assets, beginning of year	12,569	11,587	133	125
Actual return on plan assets	1,074	1,583	4	8
Benefit payments	(725)	(716)	(81)	(87)
Employer contributions	97	155	81	87
Employee contributions	8	6	–	–
Divestitures and other (3)	7	(46)	–	–

Fair value of plan assets, end of year	13,030	12,569	137	133

Plan surplus (deficit)	(1,318)	64	(1,635)	(1,482)
Unamortized net actuarial (gains) losses	2,304	1,682	47	(58)
Unamortized past service costs	129	71	17	2
Unamortized transitional (asset) obligation	(35)	(80)	227	270
Valuation allowance	(127)	(124)	–	–

Accrued benefit asset (liability), end of year	953	1,613	(1,344)	(1,268)

Accrued benefit asset included in other long-term assets	1,128	1,728	–	–
Accrued benefit liability included in other long-term liabilities	(175)	(115)	(1,344)	(1,268)

(1) Costs in 2004 relate to the employee departure programs announced at Bell Canada. See Note 4, Restructuring and Other Items, for more information.
(2) Costs in 2004 mainly relate to DB pension plan amendments at Aliant whereby certain bargaining unit employees and eligible management employees were awarded past service benefits.
(3) Costs in 2003 mainly relate to Bell Canada’s sale of its 89.9% ownership interest in Certen.

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $14,087  million at December 31, 2004, and $2,732 million at December 31, 2003 the fair value of plan assets was $12,630  million at December 31, 2004, and $2,005 million at December 31, 2003.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $261 million at December 31, 2004, and $9,773 million at December 31, 2003 the fair value of plan assets was $400 million at December 31, 2004, and $10,564 million at December 31, 2003.

112    Bell Canada Enterprises 2004 Annual Report

Components of Net Benefit Plans Cost (Credit)

The table below shows the net benefit plans cost (credit) before and after recognizing its long-term nature. The recognized net benefit plan cost (credit) reflects the amount reported in our statement of operations and is calculated according to our accounting policy.

.	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2002	2004	2003	2002

Current service cost	243	222	223	31	31	35
Interest cost on accrued benefit obligation	806	757	749	104	105	94
Actual (return) loss on plan assets	(1,074)	(1,583)	854	(4)	(8)	(1)
Past service costs arising during period	77	4	50	14	2	–
Actuarial loss (gain) on accrued benefit obligation	772	513	(19)	102	(52)	173

Elements of employee future benefit plans cost (credit), before recognizing its long-term nature	824	(87)	1,857	247	78	301

Excess (deficiency) of actual return over expected return (1)	121	648	(1,981)	(6)	(1)	(10)
Deferral of amounts arising during period:
Past service costs	(77)	(4)	(50)	(14)	(2)	–
Actuarial (loss) gain on accrued benefit obligation	(772)	(513)	19	(102)	52	(173)
Amortization of previously deferred amounts:
Past service costs	10	9	6	–	–	–
Net actuarial losses	33	23	1	1	–	–
Transitional (asset) obligation	(44)	(44)	(56)	30	30	39

Adjustments to recognize long-term nature of employee future benefit plans cost (credit)	(729)	119	(2,061)	(91)	79	(144)

Increase (decrease) in valuation allowance	3	(12)	14	–	–	–
Other	2	(2)	–	–	–	–

Net benefit plans cost (credit), recognized	100	18	(190)	156	157	157

Comprised of:
Defined benefit plans cost	85	13	(190)	156	157	157
Defined contribution plans cost	15	5	–	–	–	–

(1) The expected return on plan assets for a given year is calculated based on the market-related value of plan assets as at the beginning of that year. The market-related value of pension plan assets was $13,044 million at January 1, 2004, $12,542 million at January 1, 2003, and $13,922 million at January 1, 2002.

Significant Assumptions

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost (credit) for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

	2004	2003	2002	2004	2003	2002

At December 31
Accrued benefit obligation:
Discount rate, end of year	6.2%	6.5%	6.5%	6.2%	6.5%	6.5%
Rate of compensation increase, end of year	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

For the year ended December 31
Net benefit plans cost (credit):
Discount rate, end of preceding year	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Expected return on plan assets, end of preceding year	7.5%	7.5%	8.3%	7.5%	7.5%	8.3%
Rate of compensation increase, end of preceding year	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

113    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

We assumed the following trend rates in health-care costs:

  a 4.5% annual rate of increase in the cost per person of covered health-care benefits for  2004 and the foreseeable future a 10.5% annual rate of increase in the cost of medication for  2004 with a gradual decline to 4.5% over six years.

Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	16	(13)
Effect on other benefits – accrued obligation	156	(137)

Pension Plan Assets

The investment strategy for the major benefit plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines.
      The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.
      The table below shows the allocation of our pension plan assets at December 31, 2004 and 2003, target allocation for 2004 and the expected long-term rate of return by asset class.

				WEIGHTED
	WEIGHTED	PERCENTAGE		AVERAGE
	AVERAGE		OF PLAN	EXPECTED
	TARGET		ASSETS AT	LONG-TERM
	ALLOCATION	DECEMBER 31		RATE OF RETURN

ASSET CATEGORY	2004	2004	2003	2004

Equity securities	45%–65%	57%	56%	9.0%
Debt securities	35%–55%	43%	44%	5.5%

Total/Average		100%	100%	7.5%

Equity securities included approximately $95 million of BCE Inc. common shares or 0.7% of total plan assets at December 31, 2004, and approximately $111 million of BCE Inc. common shares or 0.9% of total plan assets at December 31, 2003.
      Debt securities included approximately $8 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2004, and $108 million or 0.9% of total plan assets at December 31, 2003.

Projected Cash Flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
      We contribute to the DC pension plans as employees provide service.

The table below shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

	2004	2003	2002	2004	2003	2002

Aliant	67	125	9	4	4	3
Bell Canada	20	17	4	77	83	73
Bell Globemedia	17	11	3	–	–	–
BCE Inc.	8	7	5	–	–	–

Total	112	160	21	81	87	76

Comprised of:
Contributions to DB plans	97	155	21	81	87	76
Contributions to DC plans	15	5	–	–	–	–

114    Bell Canada Enterprises 2004 Annual Report

We expect to contribute approximately $200 million to the DB pension plans in 2005, subject to actuarial valuations being completed. We expect to pay $93 million to beneficiaries under other employee benefit plans in 2005.

We expect to contribute $24 million to the DC pension plans in 2005.

Estimated Future Benefit Payments

The table below shows the estimated future benefit payments for the next 10 years as at December 31, 2004.

	PENSION	OTHER
	BENEFITS	BENEFITS

2005	847	93
2006	867	99
2007	886	105
2008	904	112
2009	923	120
2010–2014	4,878	722

Total estimated future benefit payments	9,305	1,251

Note 24: Commitments and Contingencies

Contractual Obligations

The table below is a summary of our contractual obligations at December 31, 2004 that are due in each of the next five years and after 2009.

						AFTER
	2005	2006	2007	2008	2009	2009	TOTAL

Long-term debt (excluding capital leases)	1,018	989	1,726	1,091	1,701	6,000	12,525
Notes payable and bank advances	155	–	–	–	–	–	155
Capital leases	103	70	59	47	31	95	405
Operating leases	399	296	258	232	209	1,459	2,853
Commitments for capital expenditures	210	121	45	2	2	28	408
Other purchase obligations	576	375	231	184	175	401	1,942
Other long-term liabilities (including current portion)	97	86	91	79	78	–	431

Total	2,558	1,937	2,410	1,635	2,196	7,983	18,719

Long-term debt and notes payable and bank advances include $123 million drawn under our committed-credit facilities. They do not include $414 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,461 million.
      The imputed interest to be paid on capital leases is $106 million. Rental expense relating to operating leases was $406 million in 2004, $368 million in 2003 and $356 million in 2002.
      Our commitments for capital expenditures include investments to expand and update our networks and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
      Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2004.
  Bell Globemedia’s obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities were $130 million at December 31, 2004.

At December 31, 2004, we had other long-term liabilities that are not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets, and various other long-term liabilities.
      We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

115    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

We did not include deferred revenue and gains on assets because they do not represent future cash payments.

Commitment under the Deferral Account

The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $202 million at December 31, 2004. We expect to clear most of this amount in 2005 by implementing various initiatives.

Litigation

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego. On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit.
      The plaintiffs claim damages of US$1.09 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 87% of the total US$1.25 billion that the lending syndicate advanced.
      While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Kroll Restructuring Lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
      The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
      While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
      While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Teleglobe Unsecured Creditors Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
      While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

116 Bell Canada Enterprises 2004 Annual Report

Other Litigation

We become involved in various other claims and litigation as a part of our business.

While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2004, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Note 25: Guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

Sales of Assets and Businesses

In transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of various events. These could include:

  breaches of representations and warranties
  intellectual property rights infringement
  loss or damages to property
  environmental liabilities
  changes in, or in the interpretation of, laws and regulations (including tax legislation)
  valuation differences
  litigation against the counterparties
  earn-out guarantees if the disposed business does not meet specific targets contingent liabilities of a disposed business, or
  reassessments of previous tax filings of the corporation that carries on the business.

Some of the agreements specify a maximum potential exposure of $2 billion, but many do not specify a maximum amount or limited period. A total of $18 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Sales of Services

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of:

  breaches of representations and warranties
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

Some of the agreements specify a maximum potential exposure of $305 million, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Purchases and Development of Assets

In transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of:

  representations and warranties
  loss or damages to property
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

Some of the agreements specify a maximum potential exposure of $1.5 billion, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Other Transactions

As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of:

  breaches of representations and warranties
  loss or damages to property
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

117    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

Some of the agreements specify a maximum potential exposure of $26 million, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Note 26: Supplemental Disclosure for Statements of Cash Flows

	2004	2003	2002

Interest paid on long-term debt	987	1,109	1,019
Income taxes paid (net of refunds)	216	(24)	1,284

Note 27: Reconciliation of Canadian GAAP to United States GAAP

We have prepared these consolidated financial statements according to Canadian GAAP. The tables below are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

Reconciliation of Net Earnings (Loss)

	2004	2003	2002

Canadian GAAP – Earnings from continuing operations	1,498	1,871	1,871
Adjustments:
Deferred costs (a)	7	(2)	18
Employee future benefits (b)	(75)	(132)	(14)
Derivative instruments (j)	–	(12)	15
Other	1	(8)	2

United States GAAP – Earnings from continuing operations	1,431	1,717	1,892
Discontinued operations – United States GAAP (g)	84	(56)	727
Cumulative effect of change in accounting policy (k)	–	(25)	(7,268)

United States GAAP – Net earnings (loss) before extraordinary gain	1,515	1,636	(4,649)
Extraordinary gain	69	–	–

United States GAAP – Net earnings (loss)	1,584	1,636	(4,649)
Dividends on preferred shares (j)	(85)	(70)	(59)
Premium on redemption of preferred shares	–	(7)	(6)

United States GAAP – Net earnings (loss) applicable to common shares	1,499	1,559	(4,714)

Other comprehensive earnings (loss) items
Change in currency translation adjustment	(10)	(56)	30
Change in unrealized gain (loss) on investments (h)	(12)	17	9
Additional minimum liability for pension obligation (b)	(72)	(40)	(81)

Comprehensive earnings (loss)	1,405	1,480	(4,756)

Net earnings (loss) per common share – basic
Continuing operations	1.46	1.78	2.14
Discontinued operations and change in accounting policy	0.09	(0.09)	(8.23)
Extraordinary gain	0.07	–	–

Net earnings (loss)	1.62	1.69	(6.09)
Net earnings (loss) per common share – diluted
Continuing operations	1.46	1.78	2.11
Discontinued operations and change in accounting policy	0.09	(0.09)	(8.23)
Extraordinary gain	0.07	–	–

Net earnings (loss)	1.62	1.69	(6.12)
Dividends per common share	1.20	1.20	1.20
Average number of common shares outstanding (millions)	924.6	920.3	847.9

118    Bell Canada Enterprises 2004 Annual Report

Statements of Accumulated Other Comprehensive Loss
	2004	2003	2002

Currency translation adjustment	(56)	(46)	10
Unrealized gain (loss) on investments (h)	4	16	(1)
Additional minimum liability for pensions (b)	(193)	(121)	(81)

Accumulated other comprehensive loss	(245)	(151)	(72)

Reconciliation of Total Shareholders’ Equity
	2004	2003	2002

Canadian GAAP	14,032	13,573	12,608
Adjustments
Deferred costs (a)	(67)	(77)	(78)
Employee future benefits (b)	(543)	(260)	17
Gain on disposal of investments and on reduction of ownership in subsidiary companies (c)	163	163	163
Other	114	132	172
Tax effect of the above adjustments (e)	81	(16)	(124)
Non-controlling interest effect of the above adjustments (f)	95	55	47
Discontinued operations (g)	–	(58)	(58)
Unrealized gain (loss) on investments (h)	4	16	(1)

United States GAAP	13,879	13,528	12,746

Description of United States GAAP Adjustments

(a) Deferred Costs

Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Employee Future Benefits

The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
      Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP. Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income. The accumulated benefit obligation at December 31, 2004 was $13.1 billion.

(c) Gains or Losses on Investments

Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity Income

Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP. There is no impact on net earnings.
      Our proportionate share of CGI’s operating results for the 12 months ended December 31, 2004 and six months ended December 31, 2003 were:

  operating revenues of $1,019 million and $422  million for the periods in 2004 and 2003, which includes $164 million and $74  million with subsidiaries of BCE Inc.
  operating expenses of $873 million and $356 million for the periods in 2004 and 2003, which includes $30 million and $14 million for subsidiaries of BCE Inc.
  amortization expense of $52 million and $21 million for the periods in 2004 and 2003 interest expense of $6 million and $3 million for the periods in 2004 and 2003 other income of $4 million and other expense of $1 million for the periods in 2004 and 2003 income tax expense of $33 million and $17 million for the periods in 2004 and 2003 discontinued operations of $3 million and nil for the periods in 2004 and 2003.

119    Bell Canada Enterprises 2004 Annual Report

Notes to Consolidated Financial Statements

(e) Income Taxes

The income tax adjustment represents the impact the United States GAAP adjustments that we describe above have on income taxes. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

  income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP only enacted income tax rates are used under United States GAAP.
(f) Non-Controlling Interest

The non-controlling interest adjustment represents the impact the United States GAAP adjustments that we describe above have on non-controlling interest.

(g) Discontinued Operations

Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(h) Change in Unrealized Gain (Loss) on Investments

Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as available-for-sale under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive loss, net of tax.

(i) Accounting for Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25.
      We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.
      Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.
      The table below shows stock-based compensation expense and pro forma net earnings using the Black-Scholes pricing model.

	2004	2003	2002

Net earnings (loss), as reported	1,584	1,636	(4,649)
Compensation cost included
in net earnings	54	29	27
Total compensation cost	(63)	(51)	(68)

Pro forma net earnings (loss)	1,575	1,614	(4,690)
Pro forma net earnings (loss) per common share (basic)	1.61	1.67	(6.13)
Pro forma net earnings (loss) per common share (diluted)	1.61	1.67	(6.15)

(j) Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133)

On January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.
      The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.
      We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. Since the settlement, all of our derivative contracts qualify for hedge accounting.

120    Bell Canada Enterprises 2004 Annual Report

     Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP.

(k) Impact of Adopting Recent Changes to Accounting Standards

Goodwill and Other Intangible Assets

Effective January 1, 2002, we followed the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. This standard required us to stop amortizing goodwill and indefinite-life intangible assets to earnings and to assess them for impairment each year. It includes a transitional impairment test.

Effective June 30, 2002, we:

  allocated our existing goodwill and indefinite-life intangible assets to our reporting units completed the assessment of the quantitative impact of the transitional impairment test measured at January 1, 2002 on our financial statements.

In performing the transitional impairment test, we:

  estimated the fair value of our reporting units based on discounted future cash flows compared the fair values to those implied by public company trading multiples.

We determined a transitional impairment loss of $7,268 million net of tax in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of SFAS No. 142. Under Canadian GAAP, the transitional impairment loss is recorded as an adjustment to opening retained earnings. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and Emergis ($119 million).

Consolidation of Variable Interest Entities

Effective July 1, 2003, we adopted FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, on a prospective basis. This interpretation clarifies how to apply ARB No. 51, Consolidated Financial Statements, to variable interest entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
      We determined a transitional loss of $25 million net of tax in the third quarter of 2003. We recorded it as a cumulative effect of a change in accounting policy as of July 1, 2003, as required by the transitional provisions of FIN No. 46. Under Canadian GAAP, the transitional loss is recorded as an adjustment to retained earnings. See Note 1, Significant Accounting Policies, for a summary of how this affected our consolidated financial statements.

Note 28: Subsequent Events

Acquisition of Nexxlink Technologies Inc. (Nexxlink)

As of February 21, 2005, Bell Canada had bought 89% of all the outstanding shares of Nexxlink, a provider of integrated IT solutions, for $59 million in cash. Bell Canada intends to buy the remaining shares in a subsequent transaction by way of amalgamation, which is expected to be approved at a shareholders’ meeting on April 7, 2005.
      The net assets acquired are approximately $11 million. The excess purchase price over the net assets acquired has been allocated to goodwill until we complete the purchase price allocation, which is expected within 12 months of the acquisition date.

Issuance of Series M-18 Debentures

On February 11, 2005, Bell Canada issued $700 million in Series M-18 Medium Term Note Debentures having a maturity date of February 15, 2017 and a fixed interest rate of 5.00% . Following the issuance, Bell Canada swapped the fixed interest rate to a floating rate. The net proceeds from the issuance of the debentures will be used to repay maturing short-term debt and for general corporate purposes.

121    Bell Canada Enterprises 2004 Annual Report

Board of Directors As at March 2, 2005

André Bérard, O.C.
Montréal, Québec
Corporate Director
Director since
January 2003

Ronald A. Brenneman
Calgary, Alberta
President and Chief Executive Officer and a director, Petro-Canada
Director since November 2003

Richard J. Currie, O.C.
Toronto, Ontario
Chairman of the Board,
BCE Inc. and Bell Canada
Director since May 1995

Anthony S. Fell, O.C.
Toronto, Ontario
Chairman of the Board,
RBC Dominion Securities Ltd.
Director since January 2002

Donna Soble Kaufman
Toronto, Ontario
Lawyer and Corporate Director
Director since June 1998

Thomas E. Kierans, O.C.
Toronto, Ontario
Chair, CSI Global
Education Inc.
Director since April 1999

Brian M. Levitt
Montréal, Québec
Co-Chair, Osler,
Hoskin & Harcourt LLP
Director since May 1998

The Honourable
Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman,
BMO Nesbitt Burns Inc.
Director since January 2003

Judith Maxwell, C.M.
Ottawa, Ontario
President, Canadian Policy Research Networks Inc.
Director since January 2000

John H. McArthur
Wayland, Massachusetts
Senior Advisor to the President,
The World Bank Group
Director since May 1995

Thomas C. O’Neill, F.C.A.
Don Mills, Ontario
Chartered Accountant and Corporate Director
Director since January 2003

James A. Pattison, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief Executive  Officer,
The Jim Pattison Group
Director since February 2005

Robert C. Pozen
Boston, Massachusetts
Chairman of the Board,
MFS Investment Management
Director since February 2002

Michael J. Sabia
Montréal, Québec
President and Chief Executive Officer and a director, BCE Inc., and Chief Executive Officer and a director, Bell Canada
Director since October 2002

Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
Corporate Director
Director since April 1999

Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador
Corporate Director
Director since May 1995

Committees of the Board Members of Committees of the Board

Audit	Corporate Governance	Management Resources	Pension Fund
T.C. O’Neill – Chair	D. Soble Kaufman – Chair	and Compensation	R.C. Pozen – Chair
A. Bérard	A.S. Fell	R.J. Currie – Chair	T.E. Kierans
J. Maxwell	T.E. Kierans	R.A. Brenneman	B.M. Levitt
R.C. Pozen	The Honourable E.C. Lumley	A.S. Fell	P.M. Tellier
V.L. Young	J.H. McArthur	J.H. McArthur
V.L. Young

The committees of the board of directors, and their purpose, are identified below.

The Audit Committee
The audit committee assists the board in the oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditor the performance of the internal and external auditors
  management responsibility for reporting on internal control.

The Corporate Governance Committee
The CGC assists the board in:

  developing and implementing our corporate governance guidelines identifying individuals qualified to become directors
  determining the composition of the board and its committees determining the directors’ remuneration for board and committee service monitoring the process to assess board and committee effectiveness.

The Management Resources and Compensation Committee
The MRCC assists the board in the oversight of the:

  compensation
  nomination
  evaluation
  succession of officers and other management personnel.

The MRCC also assists the board in the oversight of BCE’s health and safety policies and practices.

The Pension Fund Committee
The PFC assists the board in the oversight of:

  the administration, funding and investment of our pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the fund and the master fund in which certain of BCE’s subsidiaries’ pension funds invest.

122    Bell Canada Enterprises 2004 Annual Report

Executives As at March 2, 2005

Michael J. Sabia
President and  Chief Executive Officer

William D. Anderson
President – BCE Ventures

Pierre J. Blouin
Group President – Consumer  Markets, Bell Canada

Laurier (Larry) J. Boisvert
President and Chief Executive  Officer – Telesat Canada

Mark R. Bruneau
Executive Vice-President and  Chief Strategy Officer

Isabelle Courville
President – Enterprise,  Bell Canada

Peter Daniel
Executive Vice-President –  Communications and  Corporate Marketing

Ivan Fecan
President and Chief Executive  Officer – Bell Globemedia

Lawson A.W. Hunter
Executive Vice-President

Robert Odendaal
Chief Executive Officer –  Bell Mobility and Video Services,  Bell Canada

Patricia A. Olah
Corporate Secretary

Patrick Pichette
President – Operations,  Bell Canada

Eugene Roman
Group President – Systems  and Technology, Bell Canada

Karen H. Sheriff
President – Small and  Medium Business, Bell Canada

Martine Turcotte
Chief Legal Officer

Siim A. Vanaselja
Chief Financial Officer

Stephen G. Wetmore
Group President –  National Markets,  Bell Canada

Mahes S. Wickramasinghe
Senior Vice-President –  Audit and Risk Management

123    Bell Canada Enterprises 2004 Annual Report

2005 Shareholder Meeting

The shareholder meeting will take place at 9:30 a.m. (Eastern time), Wednesday, May 25, 2005, at the Metro Toronto Convention Centre, 222 Bremner Blvd., Toronto, Ontario.
    The meeting will also be webcast live on our website, www.bce.ca.
    We offer various ways to vote your shares. For more details, consult your proxy circular or visit our website.

2005 Quarterly Earnings Release Dates

First quarter          May 4, 2005
Second quarter    August 3, 2005
Third quarter       November 2, 2005
Fourth quarter     February 1, 2006

Quarterly and annual reports as well as other corporate documents can be found on our website. If you wish to be notified electronically when documents are posted, register online at www.bce.ca for our service “News Alerts.” Corporate documents can also be requested from the Investor Relations group.

Share Facts

Symbol
 BCE

Listings
Toronto (TSX), New York (NYSE) and Zurich (SWX) stock exchanges

Common Shares Outstanding
925,935,682 as at December 31, 2004

Stock Splits
Three-for-one on April 26, 1979 and two-for-one on May 15, 1997

Quarterly Dividend*
$0.33 per common share

2005 Dividend Schedule*
 Record Date             Payment Date
March 15, 2005         April 15, 2005
June 15, 2005           July 15, 2005
September 15, 2005  October 15, 2005
December 15, 2005 January 15, 2006

Tax Information

Dividends and Capital Gains on Your BCE Shares

BCE common shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000, you should contact the Investor Relations group to learn more on the tax implications of the BCE/Nortel Plan of Arrangement or visit www.bce.ca.

Foreign Investors

Dividends on BCE shares paid or credited to nonresidents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

U.S. Investors

BCE is required to solicit taxpayer identi-fication numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, BCE may be required to deduct the IRS’ specified backup withholding tax. The backup withholding rate on dividends is currently 28%. Shareholders who did not provide their TIN and W-9 certification of residency and had the backup withholding tax applied on their dividends can obtain a refund or credit against their U.S. federal income tax through the filing of their income tax return the following year.
    Under the Jobs and Growth Tax Reconciliation Act of 2003, dividends paid to U.S. individuals by most U.S. public companies and qualifying foreign corporations, including public Canadian companies such as BCE whose shares are readily tradable on a U.S. stock exchange (e.g., the New York Stock Exchange), will be subject to U.S. federal income tax at a maximum rate of 15% (or 5% for those in the lowest tax brackets), so long as certain conditions are met.

For additional information, please contact your tax advisor.

Shareholder Services

Dividend Reinvestment and Stock Purchase Plan

This plan provides a convenient method for eligible holders of BCE common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.

Dividend Direct Deposit Service

Avoid postal delays and trips to the bank by joining the dividend direct deposit service.

E-delivery Service

Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly documents by e-mail.

Duplicate Mailings

Help us control costs and eliminate duplicate mailings by consolidating your accounts.
 For more details on any of these services, registered shareholders (holders of share certificates) must contact the transfer agent. Non-registered shareholders must contact their brokers.

Contact Information

Transfer Agent and Registrar

For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

e-mail bce@computershare.com
tel       (514) 982-7555 or
          1 800 561-0934
          (toll free in Canada and the U.S.)
fax    (416) 263-9394 or
          1 888 453-0330
           (toll free in Canada and the U.S.)
           or visit their website at
           www.computershare.com

BCE Inc.
Investor Relations
1000, rue de La Gauchetière Ouest, Bureau 3700
Montréal (Québec) H3B 4Y7

e-mail investor.relations@bce.ca
tel       1 800 339-6353
fax      (514) 786-3970
        or visit the Investors section
          on our website at www.bce.ca

* Subject to approval by the Board of Directors

Trademarks: The following is a list of all our trademarks referred to and used as such in this annual report. BCE is a trademark of BCE Inc. The rings and head design, Bell Canada Enterprises corporate logo, Bell, Sympatico, Sympatico.ca, Bell Mobility, ProConnect are trademarks of Bell Canada. The Globe and Mail is a trademark of Bell Globemedia Publishing Inc. Mobile Browser is a trademark of Bell Mobility. CTV is a trademark of CTV Inc. Nimiq, Anik and Telesat are trademarks of Telesat Canada. ExpressVu is a trademark of Bell ExpressVu L.P. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

Cette publication est disponible en français. BCE’s Annual Report is printed with vegetable-based ink and is recyclable

Printed in Canada

Design: VSA Inc. Partners, Principal photography: Robert François Printing: Press Blanchette Financial typesetting:  Moveable Inc.

Communications	email bcecomms@bce.ca Tel 1 888 932-6666 Fax (514) 870-4385
Investor Relations	email investor.relations@bce.ca Tel 1 800 339-6353 Fax (514) 786-3970

Bell Canada Enterprises

BCE Inc. 1000, rue de la Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 *www.bce.ca*